2015 ANNUAL REPORT   TSX FR   NYSE AG   FSE FMV   BMV AG   FIRSTMAJESTIC.COM

TRANSFORMATION

TRANSFORMATION

FOR GROWTH AMIDST GLOBAL HEADWINDS



FIRST MAJESTIC

SILVER CORP.

A

COMMITMENT TO EFFICIENT

AND RESPONSIBLE

GROWTH

IN MEXICO

Vancouver-based First Majestic Silver Corp. owns and operates six silver mines in Mexico. Over the company's 13-year history, First Majestic has earned a reputation for efficient growth while passionately supporting the communities and regions that host our operations. We have responded to the challenges of today's silver market with a company-wide commitment to becoming one of the industry's most efficient operators. We owe our success to the First Majestic Family, a closely-knit team that includes some of the industry's top talent in mining, geology, technology and human resources.

2015

HIGHLIGHTS



"

In 2015, First Majestic delivered another year of record production totaling 16.1 million silver equivalent ounces.

Operating (All dollar amounts in this report US$ unless otherwise indicated)	2015	2014	2013	2012	2011
Silver equivalent ounces produced	16,086,272	15,257,958	12,791,527	9,110,452	7,562,494
Silver ounces produced	11,142,109	11,748,721	10,641,465	8,260,434	7,216,109
Payable silver ounces produced	10,755,381	11,528,362	10,087,254	7,990,492	7,094,359
Total cash costs per ounce	$ 7.87	$ 9.58	$ 9.35	$ 9.08	$ 8.24
All-in sustaining costs per ounce of silver	$ 13.43	$ 17.71	n/a	n/a	n/a

Financial (Millions except per share amounts)	2015	2014	2013	2012	2011
Revenues	$ 219.4	$ 245.5	$ 251.3	$ 247.2	$ 245.5
Mine operating earnings	$ 8.7	$ 30.2	$ 92.3	$ 142.0	$ 163.3
Net (loss) earnings	$ (108.4)	$ (61.4)	$ (38.2)	$ 88.9	$ 103.6
(Loss) earnings per share	$ (0.84)	$ (0.52)	$ (0.33)	$ 0.80	$ 1.00
Cash flow per share	$ 0.46	$ 0.63	$ 1.17	$ 1.32	$ 1.55

WE MET ALL OF OUR

KEY OBJECTIVES

FOR 2015

01
Key Objective 1

Continued aggressive cost-cutting and efficiency improvements at all levels of the company.

02
Key Objective 2

Decreased All-In Sustaining Cost (AISC) to $13.43 per payable silver ounce, representing a 24% decrease from 2014 and easily meeting our target of $13.96 - $15.48 per ounce.

03
Key Objective 3

Achieved silver production of 11.1 million ounces.

04
Key Objective 4

Achieved silver equivalent production of 16.1 million ounces, reaching our guidance range of 15.3 million to 17.1 million ounces.

05
Key Objective 5

Completed expansion at La Encantada with the installation of a new 12' x 24' ball mill, bringing grinding and crushing capacity to 3,000 tpd in the third quarter.

06
Key Objective 6

Continued aggressive investments in automation and Information Technologies in order to bring more efficiencies into the business.



"

In 2015, we decreased our AISC to $13.43 per payable silver ounce, representing a 24% decrease from 2014.



We see this market as a period
of rare opportunities.



FIVE YEAR SILVER PRICE

USD PER OZ. 50.00 45.00 40.00 35.00 30.00 25.00 20.00 15.00 10.00 05.00

2011 2012 2013 2014 2015 2016



FIRST MAJESTIC SHARE PRICE – CDN:FR

CDN PER SHARE 27.00 24.00 21.00 18.00 15.00 12.00 9.00 6.00 0.00

2011 2012 2013 2014 2015 2016

Both silver and First Majestic shares were at, or near, five-year lows.

The current bear market for silver, plus the associated downward pressure on mining equities, presents investors with a rare opportunity in 2016.

A RARE OPPORTUNITY

At First Majestic, we see this challenging commodity price environment as the ideal time to make the company more efficient, responsive and innovative. We believe that, as has always been the case, the silver market will rebound. When that happens, First Majestic will be in a position of strength with much lower costs while retaining the ability to ramp up production quickly.



Silver demand remains strong,
particularly for investment.

01 Dwindling Silver Production

Sustained low silver prices are disrupting supplies. Canadian silver production is down 31% from 2014 levels. In Mexico, production has declined 4% in the same period. Australia's silver output is down by an extraordinary 41%.

02 The Price/Cost Gap

Meanwhile, silver sold for an average of $15.71 per ounce in 2015, trading well under $14 per ounce in December and reaching a year low of $13.71 on December 14.[1] The industry's total cash costs net of by-products, on the other hand, averaged well over $20 per ounce for the first half of 2015.[2] These are not sustainable trends.

03 Yet Demand Remains Stable[3]

Concurrently, silver demand remains strong, particularly for investment. Purchases of silver coins and bars have climbed from 87 million ounces in 2009 to 130 million ounces in 2015. The Silver Institute has forecast a further increase in demand for coins and bars in 2016, with the overall physical supply deficit also expected to widen. Another key driver for silver usage is the rapidly increasing demand for solar panels. Silver's use in photovoltaics for solar energy is projected to rise in 2016 and surpass the previous peak of 75.8 million ounces set in 2011.

04 Supply/Demand Imbalance Means Opportunity

We cannot predict how this supply/demand imbalance will play out in the markets. However, the combination of growing demand and shrinking supply presents an intriguing opportunity with silver prices at or near five-year lows.

1 London Fix, as reported by www.kitco.com
2 Silver Institute 2015 Interim Report, published November 17, 2015
3 "2016 Market Trends," Silver Institute News, January 28, 2016

DESPITE CURRENT WEAKNESS, SILVER'S FUTURE IS BRIGHT

TURNING

HEADWINDS

INTO

OPPORTUNITIES

"We're transforming First Majestic from one of the industry's fastest growing mining firms to one of the most efficient and profitable."

Over the past five years, essentially the duration of this silver bear market, we have focused on reducing operating costs —including lowering our All-in Sustaining Costs for 2015 to $13.43 per ounce, representing a reduction of 24% compared to 2014. Our target for 2016 is to further reduce costs to $11.82 – $12.84 per ounce (excluding non-cash items such as share-based payments and accretion of decommissioning liabilities), or down another 12% over 2015. This transformation of First Majestic presents a very positive and advantageous scenario for our shareholders for the next bull market in silver.

TRANSFORMATION:

SURVIVAL

OF THE

FITTEST

Our Strategy for Thriving Amidst Unprecedented Industry Headwinds

The continuing slump in silver prices means mining companies must innovate and improve dramatically to thrive or even survive until conditions improve. First Majestic's vision is to exploit this market cycle and use it to our advantage.

Not only are we making the company stronger and more efficient than ever, we're actually transforming First Majestic from one of the industry's fastest growing mining firms to one of the most efficient and profitable while continuing to grow responsibly.

Our strategy for achieving this objective is built around the following three pillars:

01 Employ state-of-the-art technology to track costs, maximize efficiency and optimize/automate production processes.

02 Realize a company-wide cultural transformation, moving from a growth-oriented and higher production focus to a manufacturing model where we achieve the most profitable output.

03 Accountability at all levels to make the company more efficient and resilient.



MESSAGE

FROM THE

PRESIDENT

AND

CEO

To our shareholders:

Considering the major and positive changes underway at First Majestic Silver, our theme of *Transformation* for this year's annual report seemed a natural choice.

In the face of market headwinds, transforming this company was our sole focus for 2015. It remains our focus for 2016, and I believe the results will prove extremely important to the company's future.

Transformation means that First Majestic is making the gradual shift from a growth-centric model to more of a manufacturing-based model. Our priorities are to maximize efficiency, bring costs down and instill that culture throughout the company. This process requires a commitment to deploying state-of-the-art technology while ensuring that every employee understands—and commits to—the value of our changing systems and focus. It also means we are adding exceptional talent that will help us realize this transformation.

We began this process roughly three years ago, when it became obvious silver prices were in a steady decline and management felt the trend could likely last for a few years. Our results have been gratifying and have showed a substantial drop in costs of 24% year over year due to several cost savings efforts underway.

The highlight of the year was the acquisition of the Santa Elena Silver/Gold Mine, which we obtained through our purchase of SilverCrest Mines in October 2015. Santa Elena represents a key acquisition and becomes First Majestic's biggest producer. Not only

does it add a sixth mine, becoming our largest mine at five million silver equivalent ounces annually, the efficiencies and low costs at Santa Elena will help our other operations improve and reduce overall costs.

Due to low silver prices, we made a decision in early 2015 to reduce silver production at some of our mines in an effort to only produce profitable ounces in this difficult time. However, as a result of the Santa Elena acquisition we ended up having our biggest quarter ever and will also have a record production year in 2016.

In addition, the acquisition of SilverCrest not only gave us a record fourth quarter, it also strengthened our cash flow, improved our working capital situation and helped offset higher-cost operations while we continued the re-engineering and restructuring programs to bring down overall costs – proving to be a very good move for First Majestic.

Another key highlight for 2015 was the completion of our expansion at La Encantada in July, on time. The result was a significant cost reduction at the mine throughout the second half of the year. The reduced costs will help offset the mine's lower grades, which was the primary objective.

Overall, and *most importantly*, our process of transformation is helping us build enormous value for First Majestic for years to come. As outlined in this

report, the efficiencies we are realizing and implementing today will result in long term significant benefits to our shareholders, particularly when silver prices rebound - as they have always done in the ongoing metals cycle.

Everyone in the First Majestic Family has been affected by the rapid pace of change, and these have not been easy times. I am most grateful for the resilience, creativity and perseverance shown by all. This enduring spirit is why First Majestic will thrive in both good times and bad. I look forward to reporting exciting and positive news throughout 2016.

Keith Neumeyer, President
and Chief Executive Officer

@keith_neumeyer



More important than higher output is our ongoing shift to producing profitable ounces while leaving higher-cost metal in the ground for better market conditions.

MESSAGE
FROM THE
COO

While these are challenging times for First Majestic, and certainly most all other mining companies, they are also times of opportunity. We are using this down cycle to essentially re-invent First Majestic's operating culture in Mexico.

Indeed we are in a phase of transforming our business, preparing to withstand market headwinds and thrive when better markets return. In these situations, the strong and smart survive and become more resilient. That sentiment underpins our strategy and new culture.

We will realize this vision by 1) investing to make all operations much more efficient, and 2) leaving uneconomic ounces in the ground.

By combining technology with education and training, we are creating a new working environment focused on operations efficiency and costs control. It's a gradual change, as our culture had for years evolved around the mandate of higher production. We are, however, seeing important changes at all levels resulting in lower production costs and other improvements.

"Operating for excellence" is how I like to describe this new culture. Employees at all levels are encouraged to find better ways to carry out their responsibilities. They are accountable for improvement. In this type of environment, the best and brightest thrive. And in this way, First Majestic thrives.

Strategies applied over the past two years are resulting in better management of resources at all levels of the organization. We are measuring meaningful improvement as a result. Silver recoveries for Q4 2015 averaged 74%, up from 70% compared to Q4 2014, while cash costs at every mine dropped substantially compared with the previous year.

As we look to mine only profitable ounces, production levels in 2016 at most mines are likely to remain about the same or slightly lower than last year. However, overall production will rise significantly with the addition of the very low-cost output from the Santa Elena mine.

Bringing costs down does not mean we diminish commitments to our host communities, our employees and overall sustainability. No matter what, we remain the First Majestic Family. This means nurturing both our external and internal environments, always working from the ideal of improving lives and communities wherever we can.

I offer my thanks to everyone in our First Majestic Family. We are working together to ensure that this time of great change produces a much better future for everyone.

Salvador Garcia, B.Min, ING.
Chief Operating Officer



MESSAGE
FROM THE
CFO

"Transformation" was a straightforward choice for this year's annual report theme. From a financial perspective, the process of change began three years ago as markets declined. For 2015, and certainly in 2016, the shift from a rapid growth model to operational efficiency became our primary focus. We are seeing important results, as All-in Sustaining Costs (AISC) in 2015 dropped by 24% percent over 2014. Cash costs dropped by 18% for the same period. We continue to cut costs in 2016 and remain focused towards achieving optimal levels by the end of this year or early in 2017.

There are two key catalysts for this change. First is the pressure on silver markets – not so much for the relatively low silver price, but more so for market volatility. We can learn to deal with a consistently low price, but volatility becomes very challenging for managing budgets, costs and cash flows.

The second catalyst relates to basic fiscal responsibility and operational discipline. As First Majestic matures and adjusts to a shifting market environment, we must transition toward a manufacturing model. Our priority in the face of low prices becomes efficient, cost-effective output of silver rather than investing to expand output.

The intended near-term goal of this model is a substantial increase in working capital. We bring costs down, generate greater cash flow and pay off debts. We then build a solid foundation for the long term and gain substantial leverage for shareholders when higher silver prices return.

Making these changes has required collaboration, cooperation and difficult decisions as we continually revise and improve our systems and operational methods. We cut First Majestic's workforce by 22% in 2014 and another 20% in 2015. In effect, we are moving to a leaner, much more powerful team employing technology to become super-efficient and productive.

Our focus on efficiency does not preclude growth. Acquiring SilverCrest and their Santa Elena mine in 2015 provided a significant, double-barrelled impact by adding low-cost silver output. It also exposed us to a state-of-the-art operation with low costs and exceptional data tracking. SilverCrest had also advanced their plant and underground development far ahead of the need for additional resources. We intend to apply lessons learned at Santa Elena to other mines this year.

Finally, I'm extremely pleased with the progress in our advanced technology for cost reporting and accounting. I can confidently say we have become industry leaders in financial management through business intelligence: data generation, graphical analysis, executive reporting and decision making. For 2016, we are working diligently to train and motivate more staff to use our systems creatively, intelligently and effectively. When markets turn around, and we are seeing signals that they will, we believe First Majestic will be on a great trajectory. We cannot know how long this down cycle will last, of course, but becoming more efficient is a win-win situation. No matter what, we are putting this company in a very advantageous position for the future.



Raymond Polman, CA
Chief Financial Officer

MESSAGE FROM THE CTO

The new job of Chief Transformation Officer comes with an important mandate—transform how everyone in the First Majestic Family works to achieve the company's goals. This means building a culture of accountability, where people both understand and care why it's important to become more efficient.

The key to achieving this mandate is information. From bottom to top, we are using information to empower people and help them do their jobs better by understanding how even small changes in their workflow and processes can have a major positive impact. And since they can now explain it, they can improve it.

Towards this goal, we completed development of our dashboard-based costing technology in 2015. This comprehensive, company-wide system gathers a vast amount of information, much of it in near-real time. The data is very granular, and it drills deeply into our cost and utilization tracking systems. Management can access the data from just about any device anywhere in the world.

On its own, the raw data has no value until we turn it into information. It's what we do with that information that creates the value and the future. We have started to turn information into action and use it to improve the bottom line. That's why a key goal for 2016 and beyond is to empower our employees, placing responsibility for cost-cutting and efficiency in the hands of those who are actually running the various cost centres and processes.

With margins tight in our current environment, improving hundreds of small things can affect our AISC significantly. For example, energy costs First Majestic millions of dollars per year. If we can turn on and off our infrastructure on demand with technology, we could reduce energy costs across the utilization spectrum and realize significant savings that go right to our bottom line. The same holds true for a number of other cost areas. We are putting in place "enabling technologies" for this process, guided by our costs analysis.

During the previous period of high silver prices, revenue hid inefficiencies. The more metal we produced, the more money we made. Clearly that model no longer works.

Under our new operating model, the metrics are quite different. By mining more effectively, we produce more ore from fewer tonnes mined. Then, if our plant is more efficient, we extract more silver from that ore and do so at a lower cost. Add in other cost savings, and we begin to make more money from fewer tonnes while leaving uneconomic rock in the ground. So while production levels may drop, the dollars generated per ounce of silver (or silver equivalent) go up. Those are the metrics we track today.

I like to say that change fixes the past, while transformation creates the future. We are indeed creating First Majestic's future, preparing to prosper amidst whatever this industry throws at us. I am confident we will make significant progress towards this transformation in the coming year.



Martin Palacios, MBA, CMC, CISA, CGEIT
Chief Transformation Officer

TARGETS

FOR 2016

TARGET 1	Increase silver production from 12.0 to 13.3 million ounces
TARGET 2	Increase silver equivalent production to 17.8 – 19.8 million ounces
TARGET 3	Santa Elena mine to contribute 4.6 to 5.1 million silver equivalent ounces to overall production
TARGET 4	Reduce AISC* to $12.29 – $13.36 per payable ounce of silver
TARGET 5	Invest $63.8 million on capital expenditures, consisting of $45.3 million for sustaining requirements and $18.5 million for expansionary projects

*AISC is a non-GAAP measure and is calculated based on guidance provided by the World Gold Council ("WGC") in June 2013. AISC is used as a comprehensive measure for the company's consolidated operating performance. WGC is a not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of "sustaining costs" and the distinction between sustaining and expansionary capital cost.

FIRST MAJESTIC'S

MANAGEMENT

TEAM



One Metal
FIRST MAJESTIC
One Country
FIRST MAJESTIC

First Majestic's management has steered the company through years of rapid, industry-leading growth followed by our current transformation to senior-level responsiveness, efficiency and operational discipline in the face of market headwinds. In both Canada and Mexico, we continually seek out the industry's brightest and most innovative personnel, preparing for the next cycle of growth.



Connie Lillico
Corporate Secretary



Arturo Diaz
VP of Administration



Rodrigo Cordoba
VP of Finance, Mexico



Andrew Poon
VP of Finance, Vancouver



Ramon Mendoza
VP of Technical Services



Todd Anthony
VP of Investor Relations



Jill Arias
VP of Marketing

FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2015
FIRST MAJESTIC'S MANAGEMENT TEAM

HONOURING OUR COMMUNITIES, ENVIRONMENT AND FAMILIES

First Majestic is proud to have received, for the seventh consecutive year, Mexico's *Corporate Social Responsibility Award* in recognition of our commitment to meeting community needs. As a part of our core values and vision, we continue to invest in the communities where we operate and where we are guests. Whether promoting recreational and cultural activities or implementing infrastructure improvement campaigns, we believe that focusing on the social, cultural, economic and environmental needs of communities is the best way to generate meaningful and positive impacts on their standards of living. Following is a summary of First Majestic's social sustainability highlights for 2015.

Santa Elena Silver/ Gold Mine

A Conducted a socio-economic study in the Sonoran River Valley where the Santa Elena mine is located. This study consisted of over 100 interviews with members of surrounding communities, regional government institutions, and other key stakeholders. The process facilitated constructive dialogue with our stakeholders and enabled us to jointly identify areas of opportunity for collaboration through Public-Private Partnerships.

B Determined the social impact of the Santa Elena mine, analysis of working and living conditions in the region, and defined the direct & indirect Areas of Influence of Santa Elena Mine.

C Provided scholarships to 18 local university students.

D Donated materials and construction of a roof structure for a multi-purpose sports facility in the community of Banámichi.

E Support provided to Banámichi ambulance services.

F Support provided to Rio Sonora regional Firefighter unit.

Community of La Parrilla, La Parrilla Silver Mine

A Participated alongside the local, state and federal governments in the construction of a 41 billion cubic metre capacity dam to benefit the community and local agricultural development.

B Provided a movie centre for the community with DVD's and a large screen projector for local families to enjoy movie nights together.

C Supported community health initiatives including a doctor-run clinic, annual disease prevention program and other health education campaigns.

D Maintained recreational space and sports facilities, organized sports tournaments and provided uniforms and equipment.

Community of La Albarrada, La Guitarra Silver Mine

A Hosted Children's Day festivities, including treats, gifts and games, at local schools.

B Organized a breast cancer awareness course to provide information and education about prevention and detection.

C Built a sports court at the Emiliano Zapata Secondary School to promote sports and outdoor recreation.

D Donated uniforms to local sports teams and organized soccer and volleyball tournaments as well as races in the local community.

E Implemented community health programs including preventative medicine campaigns and free medical checkups.

F Designed and implemented an innovative mine Rescue Brigade program. This initiative integrates brigade members into the mine's internal safety program beyond emergency response protocols and engages workers on safety issues across the entire operation.







Community of Chalchihuites, Del Toro Silver Mine

A Established "The Community House" to promote youth education and cultural development, led by Alfonso Aguirre, head of Community Relations at Del Toro. Dedicated teachers offer instruction in sculpture, wood carving, crafts, painting and technical drawing.

B Donated musical instruments to the Children's Orchestra, an integral part of The Community House which includes 35 talented students.

C Collaborated with local government on a number of social service projects including construction of a water treatment plant, community cleanup activities, and preventative health campaigns.

D Carried out an intensive reforestation campaign that brought together more than 200 community residents, students, teachers and First Majestic staff to plant a total of 2,000 Stone Pine trees.

Community of La Encantada, La Encantada Silver Mine

A Supported public health initiatives through continued funding of the local medical clinic including dental checkups and vaccination programs.

B Continued our ongoing reforestation and wildlife rescue activities.

C Provided transportation and nutrition workshops for local schools.

D Hosted Children's Day, Mother's Day and other various community festivals.

Community of San Martin de Bolaños, San Martin Silver Mine

A Carried out urban infrastructure improvements including construction of sports facilities, installation of perimeter fences for schools, road repair and development of public water infrastructure.

B Organized fine arts activities at local schools including a stone painting competition judged by a panel led by the Mayor José Miguel Fernández and comprised of community members and San Martin Mine staff.

C Continued support for community betterment activities including cleanup campaigns.

D Conducted several reforestation, environmental education and community betterment activities including commemoration of World Environment Day which involved organizing a tree-planting campaign with local elementary school children.



OUR MINES AND PROJECTS

Since its inception, First Majestic has remained focused on Mexico as its base of operations. Why? Because we believe Mexico is one of the best places in the world for mining and exploration.

Mexico provides political and financial stability, vast geological potential, a modern and growing infrastructure, an educated and skilled labor force and communities eager to prosper and build better lives.

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

OUR MINES AND PROJECTS

19

OUR MINES AND PROJECTS

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

18

SONORA STATE • MEXICO

SANTA ELENA

SILVER/GOLD MINE





MARIO GARCIÁ, ING.
Regional General Manager of
Santa Elena Silver/Gold Mine





Santa Elena 2015 Highlights

Ownership	100%
Q4 2015 Silver Production (ounces)	673,969
Q4 2015 Silver Equivalent Production (ounces)	1,506,405
Q4 2015 Cash Costs Per Ounce	($2.84)
Q4 2015 All-In Sustaining Costs Per Ounce	$1.44
Q4 2015 Production Costs Per Tonne	$44.45
2016 Projected Cash Costs Per Ounce	$3.12 - $3.72
2016 Projected All-In Sustaining Costs Per Ounce*	$9.26 - $10.55
2016 Projected Silver Production (ounces)	2,000,000 – 2,300,000
2016 Projected Silver Equivalent Production (ounces)	4,600,000 – 5,100,000

*Does not include allocation or corporate G&A and share-based payments, expenses, which are included in consolidated all-in sustaining costs





Low-cost, profitable mine newest edition to portfolio

The Santa Elena Silver/Gold Mine was acquired through First Majestic's purchase of SilverCrest in October 2015, becoming the sixth mine added to the company's expanding portfolio of silver mines. With cash costs projected at only $3.12 to $3.72 per ounce in 2016, Santa Elena is expected to become First Majestic's most efficient and lowest-cost producer.

Santa Elena consists of concessions totaling 51,172 hectares and includes a 3,000 tpd process plant combined open-pit leach pad ore and under–ground mine ore. The low-cost, profitable operation is expected to add approximately 5 million silver equivalent ounces per year to First Majestic's current annual production. The acquisition also strengthened the company's liquidity position by contributing approximately $28.6 million in cash and $29.2 million in working capital.

Santa Elena was quickly integrated into First Majestic's portfolio, surpassing production guidance for the fourth quarter of 2015 by producing a total of 1,506,405 silver equivalent ounces. In its first quarter under the management of First Majestic, silver recoveries at the mine increased from 70% (in the quarter prior to the company's acquisition) to 86% in the fourth quarter—setting a new mine record. The higher recoveries were mainly due to operational improvements.

Santa Elena is expected to help improve operating margins and increase cash flows overall for the company. First Majestic is reviewing plans for further reducing operating costs at Santa Elena including the installation of natural gas power generation.



La Encantada 2015 Highlights

Ownership	100%
2015 Silver Production (ounces)	2,529,785
2015 Silver Equivalent Production (ounces)	2,539,440
2015 Cash Costs Per Ounce	$13.01
2015 All-in Sustaining Costs Per Ounce	$16.47
2015 Production Costs Per Tonne	$36.75
2016 Projected Cash Costs Per Ounce	$10.13 - $10.46
2016 Projected All-In Sustaining Costs Per Ounce*	$11.98 - $12.52
2016 Projected Silver Production (ounces)	2,700,000 – 3,000,000
2016 Projected Silver Equivalent Production (ounces)	2,700,000 – 3,000,000

*Does not include allocation or corporate G&A and share-based payments, expenses, which are included in consolidated all-in sustaining costs

Expansion boosts silver production in 2015

The La Encantada Silver Mine underwent a major expansion that began in 2014 and was completed in July 2015 giving this operation a strong finish for the year. Production in the form of doré bars totaled 2,529,785 ounces of silver with an average head grade of 161 g/t for 2015.

First Majestic's primary objective for La Encantada in 2015 was to increase production from 2,000 tpd to 3,000 tpd. The increased production plan included the expansion of the crushing and grinding area. In Q2 2015, the installation of a new 12 x 24 ball mill along with new primary and secondary crushers was completed on time. Initial silver production commenced at the new mill in July 2015.

The expansion resulted in higher silver production, from 1,147,604 ounces in the first half of 2015 to 1,382,181 in the second half, or an increase of 20%.

First Majestic plans to release an updated Technical Report on La Encantada in Q1 2016 which will include more than 6,350 metres of drilling in 28 holes completed in and around the newly discovered Ojuelas ore body.

In Q3 2015, First Majestic signed a 3-year contract with a gas supplier to convert power generation at La Encantada from diesel to natural gas. The fuel conversion is expected to reduce energy costs by approximately 20%. Construction began in the fourth quarter with commissioning expected in late Q1 2016.







LA ENCANTADA
COAHUILA STATE · MEXICO
SILVER MINE



JAVIER VILLA, ING.
General Manager of
La Encantada Silver Mine





LA PARRILLA

SILVER MINE

DURANGO STATE · MEXICO





La Parrilla 2015 Highlights

Ownership	100%
2015 Silver Production (ounces)	2,434,095
2015 Silver Equivalent Production (ounces)	4,036,398
2015 Cash Costs Per Ounce	$8.95
2015 All-in Sustaining Costs Per Ounce	$12.88
2015 Production Costs Per Tonne	$42.35
2016 Projected Cash Costs Per Ounce	$6.25 - $6.68
2016 Projected All-In Sustaining Costs Per Ounce*	$9.58 - $10.38
2016 Projected Silver Production (ounces)	2,600,000 – 2,900,000
2016 Projected Silver Equivalent Production (ounces)	3,900,000 – 4,300,000

*Does not include allocation or corporate G&A and share-based payments, expenses, which are included in consolidated all-in sustaining costs



OSCAR LOPEZ, ING.
General Manager of
La Parrilla Silver Mine



Multi-mine complex is running at a steady state

La Parrilla is First Majestic's largest land-package, most technologically-advanced operation and its cleanest operation.

Over the past decade, First Majestic has developed La Parrilla into an interconnected multiple-mine complex. The underground operations at the Rosarios/La Rosa and La Blanca mines are connected via underground workings while the San Marcos, Vacas and Quebradillas mines are connected by above-ground gravel roads.

The La Parrilla complex includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit. First Majestic planned to increase the La Parrilla flotation circuit to 1,200 tpd in 2016 while reducing the cyanidation circuit to 500 tpd.

In Q4 2015, the flotation circuit was successfully ramped up ahead of schedule to 1,200 tpd.

The underground ore haulage and electric rail system project which started in 2012 includes a 5 kilometre underground rail system which will connect all five mines to a 2,000 tpd hoisting shaft at the La Rosarios mine nearest the mill. Once completed by the end of 2017, the new ore transportation system is expected to significantly improve operational efficiencies thereby reducing overall operating costs.

Exploration in 2015 focused on the Rosarios and Vaca mines where drilling results have indicated the potential for higher grade ore bodies at depth.





DEL TORO
SILVER MINE

ZACATECAS STATE · MEXICO





Del Toro 2015 Highlights

Ownership	100%
2015 Silver Production (ounces)	2,261,633
2015 Silver Equivalent Production (ounces)	3,824,241
2015 Cash Costs Per Ounce	$6.19
2015 All-in Sustaining Costs per Ounce	$8.63
2015 Production Costs Per Tonne	$45.85
2016 Projected Cash Costs Per Ounce	$8.39 - $8.99
2016 Projected All-In Sustaining Costs Per Ounce*	$11.12 - $12.03
2016 Projected Silver Production (ounces)	1,900,000 – 2,100,000
2016 Projected Silver Equivalent Production (ounces)	3,100,000 – 3,500,000

*Does not include allocation or corporate G&A and share-based payments, expenses, which are included in consolidated all-in sustaining costs

2015 was a challenging year for Del Toro

The Del Toro Silver Mine is a consolidation of the historic Perseverancia, San Juan and Dolores mines which feed a newly constructed 4,000 tpd dual-circuit processing plant. Due to a decision made in 2014, all ore at Del Toro is being processed through the 2,000 tpd flotation circuit which is producing a silver rich lead concentrate.

2015 was a challenging year at Del Toro due to a lack of investment in underground development which is required to open up sufficient areas underground to feed the mill at higher levels. At year end, throughput was reduced to 1,000 tpd in order to achieve profitability. Once silver prices improve, additional development will be dedicated to development and

exploration in order to achieve higher throughputs.

Costs and economics improved significantly in 2015 as a result of the 115 kilovolt power line installation completed in September 2014. Metallurgical recoveries also improved this year due to the use of new reagents and implementation of a new regrinding circuit.

Drilling at Del Toro has focused on exploration of the northwest trending veins of the Santa Teresa area, new veins in the Lupita area—including the Colorado and San Nicholas veins—as well as the newly acquired Carmen-Consuelo veins systems between the San Juan and Perseverancia mines.



JUAN MARTÍN PEÑA GARCÍA, ING.
General Manager of
Del Toro Silver Mine

Record production achieved on operation expansion and improvements

Operations at the newly expanded 1,300 tpd San Martin mill and processing plant include crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system.

San Martin has been a focal point of operational improvements since it was acquired in 2006. The most recent mill expansion (from 950 tpd to 1,300 tpd) was completed in October 2013. Overall production in 2015 benefited greatly from metallurgical improvements and higher gold and silver grades at the mine. Both grades and recoveries led to record quarterly production levels in both the second quarter and third quarter of 2015 resulting in a record year for San Martin.

Production was hampered slightly in Q4 by heavy winds and excessive rainfall from Hurricane Patricia.

Although the mine suffered no significant damage, throughput was reduced by about 5% from the disruption. Exploration work in 2015 consisted of drilling focused on identifying continued mineralization in deeper ore shoots of the Rosario vein system.



 San Martin 2015 Highlights

Ownership	100%
2015 Silver Production (ounces)	2,296,965
2015 Silver Equivalent Production (ounces)	2,722,059
2015 Cash Costs Per Ounce	$6.29
2015 All-in Sustaining Costs per Ounce	$9.22
2015 Production Costs Per Tonne	$56.80
2016 Projected Cash Costs Per Ounce	$8.29 - $8.84
2016 Projected All-In Sustaining Costs Per Ounce*	$10.76 - $11.59
2016 Projected Silver Production (ounces)	1,700,000 – 1,800,000
2016 Projected Silver Equivalent Production (ounces)	1,900,000 – 2,100,000

*Does not include allocation or corporate G&A and share-based payments, expenses, which are included in consolidated all-in sustaining costs



JALISCO STATE · MEXICO

SAN MARTIN
SILVER MINE



FRANCISCO CORREA, ING.
General Manager of
San Martin Silver Mine



La Guitarra 2015 Highlights

Ownership	100%
2015 Silver Production (ounces)	945,662
2015 Silver Equivalent Production (ounces)	1,457,728
2015 Cash Costs Per Ounce	$6.86
2015 All-in Sustaining Costs per Ounce	$13.42
2015 Production Costs Per Tonne	$53.27
2016 Projected Cash Costs Per Ounce	$5.01 - $5.56
2016 Projected All-In Sustaining Costs Per Ounce*	$10.37 - $11.52
2016 Projected Silver Production (ounces)	1,100,000 – 1,200,000
2016 Projected Silver Equivalent Production (ounces)	1,600,000 – 1,700,000

*Does not include allocation or corporate G&A and share-based payments, expenses, which are included in consolidated all-in sustaining costs





Our smallest producer transitioning to more efficient production

The La Guitarra Silver Mine is located in the historical Temascaltepec Mining District. Production occurs mainly at the La Guitarra mine and the newly developed El Coloso mine while the past-producing Nazareno, Mina de Agua and El Rincón areas are being explored and developed for the future. Operations at La Guitarra consist of a recently expanded 500 tpd flotation mill with a new ball mill, new flotation cells, buildings and related infrastructure.

In March 2015, First Majestic completed its first NI 43-101 Technical Report on La Guitarra since acquiring the property in 2012. The report includes an initial Mineral Reserve and Resource estimate based on an aggressive, two-year exploration program including 35,575 metres of drilling in 262 holes along with a review of more than 900 historical drill holes.

During 2015, First Majestic continued its transition from mining the old La Guitarra mine to the newly developed Coloso mine. During Q3 2015, La Guitarra achieved its highest quarterly production ever: 272,885 ounces silver and 451,684 silver equivalent ounces.

Development at La Guitarra in 2015 has been focused on the Nazareno area. Construction of a 760 metre cross-cut from the El Coloso mine is expected to be completed during Q2 2016.

During the year, First Majestic has also advanced permitting and planning for further exploration in the Mina de Agua and El Rincón areas. This year's drill program focused on the Jessica and La Guitarra veins with a goal of confirming high-grade ore shoots for underground mining and to further define the existing reserves and resources.



MEXICO STATE · MEXICO

LA GUITARRA

SILVER MINE





JOSÉ DE JESÚS PÉREZ, ING.
General Manager of
La Guitarra Silver Mine

RESERVES AND RESOURCES

MEASURED AND INDICATED MINERAL RESOURCES (with an effective date of December 31, 2015)

(update prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)

Mine/Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)
La Encantada	Measured (UG)	Oxides	283	267	—	—	—	—	267	2,433	2,433
	Indicated (UG)	Oxides	854	299	—	—	—	—	299	8,198	8,198
	Indicated (UG)	Oxides - Flotation	734	246	—	4.07	—	—	325	5,795	7,662
	Indicated (Tailings)	Oxides	4,222	110	—	—	—	—	110	14,931	14,931
	Total Measured and Indicated (UG)	Oxides + Tailings	6,093	160	—	0.49	—	—	170	31,357	33,224
La Parrilla	Measured (UG)	Oxides	281	254	—	—	—	—	254	2,295	2,295
	Indicated (UG)	Oxides	678	256	0.03	—	—	—	258	5,569	5,615
	Total Measured and Indicated (UG)	Oxides	958	255	0.02	—	—	—	257	7,863	7,909
	Measured (UG)	Sulphides	671	243	—	2.39	2.44	—	381	5,236	8,223
	Indicated (UG)	Sulphides	773	222	—	2.17	2.33	—	343	5,517	8,532
	Total Measured and Indicated (UG)	Sulphides	1,443	232	—	2.27	2.38	—	361	10,753	16,755
	Total Measured and Indicated (UG)	Oxides + Sulphides	2,402	241	0.01	1.36	1.43	—	319	18,617	24,664
San Martin	Measured (UG)	Oxides	847	274	0.25	—	—	—	292	7,474	7,966
	Indicated (UG)	Oxides	1,465	270	0.09	—	—	—	276	12,714	13,020
	Total Measured and Indicated (UG)	Oxides	2,313	272	0.15	—	—	—	282	20,188	20,986
Del Toro	Measured (UG)	Transition + Sulphides	1,054	201	0.07	3.54	2.04	—	327	6,823	11,090
	Indicated (UG)	Transition + Sulphides	1,636	268	0.25	4.78	3.56	—	454	14,077	23,863
	Total Measured and Indicated (UG)	Transition + Sulphides	2,691	242	0.18	4.29	2.96	—	404	20,900	34,953
La Guitarra	Measured (UG)	Sulphides	203	265	2.01	—	—	—	394	1,726	2,574
	Indicated (UG)	Sulphides	737	339	1.83	—	—	—	456	8,032	10,810
	Total Measured and Indicated (UG)	Sulphides	940	323	1.87	—	—	—	443	9,758	13,384
Santa Elena	Indicated (UG)	Sulphides	2,969	125	1.86	—	—	—	247	11,887	23,545
	Indicated (Pad)	Oxides	2,299	33	0.65	—	—	—	76	2,462	5,613
	Total Indicated (UG + Pad)	Oxides + Sulphides	5,268	85	1.33	—	—	—	172	14,349	29,159
	Total Measured and Indicated	All mineral types	19,707	182	0.49	0.90	0.58	—	247	115,168	156,370

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101")
(2) In all cases, metal prices considered for Mineral Resource estimates were $18.50 USD/oz Ag, $1,300 USD/oz Au, $0.95 USD/lb Pb, and $0.95 USD/lb Zn.
(3) The Mineral Resources information provided above for La Parrilla, Del Toro and San Martin is based on internal estimates prepared as of December 31, 2015. The information provided was reviewed and validated by the Company's internal Qualified Person, Mr. Jesus M. Velador Beltran, MMSA, QP, who has the appropriate relevant qualifications, and experience in geology and resource estimation.
(4) Mineral Resource estimates for La Guitarra Silver Mine are updates as of December 31, 2015, based on information contained in the 2015 Technical Report compiled by First Majestic with contribution of AMEC Footer Wheeler Americas Ltd.
(5) Mineral Resource estimates for La Encantada Silver Mine are based on the 2016 Technical Report compiled by First Majestic with contribution of Amec Foster Wheeler Americas Ltd.
(6) Mineral Resource estimates for Santa Elena are internal estimates as of December 31, 2015 based on the 2014 Update to Santa Elena Pre-Feasibility Study Technical Report compiled by SilverCrest and re-addressed to First Majestic in October, 2015.
(7) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the 2015 Annual Information Form.
(8) The cut-off grades for Mineral Resources are different for all mines. The cut-off grades are listed in each mine section of the 2015 Annual Information Form.
(9) Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

INFERRED MINERAL RESOURCES (with an effective date of December 31, 2015)

(update prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)

Mine/Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)
La Encantada	Inferred Total (UG)	Oxides	905	246	—	0.03	—	—	246	7,154	7,169
	Inferred (UG)	Sulphides	—	—	—	—	—	—	—	—	—
	Inferred Total (UG)	Oxides + Sulphides	905	246	—	0.03	—	—	246	7,154	7,169
La Parrilla	Inferred (UG)	Oxides	2,841	266	—	—	—	—	266	24,281	24,281
	Inferred (UG)	Sulphides	4,078	215	0.08	2.50	2.47	—	355	28,219	46,573
	Inferred Total (UG)	Oxides + Sulphides	6,918	236	0.05	1.47	1.45	—	319	52,500	70,854
San Martin	Inferred Total (UG)	Oxides	4,212	262	0.08	—	—	—	268	35,474	36,272
Del Toro	Inferred Total (UG)	Transition + Sulphides	5,322	175	0.12	3.37	3.66	—	309	29,867	52,955
La Guitarra	Inferred Total (UG)	Sulphides	778	297	1.29	—	—	—	379	7,424	9,478
Santa Elena	Inferred Total (UG)	Sulphides	286	92	1.41	—	—	—	184	841	1,691
La Joya	Inferred Total (OP)	Sulphides	27,927	58	0.28	—	—	0.47	103	51,646	92,907
	Total Inferred	All mineral types	46,349	124	0.23	0.61	0.64	0.28	1,809	184,906	271,326

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").
(2) In all cases, metal prices considered for Mineral Resource estimates were $18.50 USD/oz Ag, $1,300 USD/oz Au, $0.95 USD/lb Pb, and $0.95 USD/lb Zn.
(3) The Mineral Resources information provided above for La Parrilla, Del Toro and San Martin is based on internal estimates prepared as of December 31, 2015. The information provided was reviewed and validated by the Company's internal Qualified Person, Mr. Jesus M. Velador Beltran, MMSA, QP Geology, who has the appropriate relevant qualifications, and experience in geology and resource estimation.
(4) Mineral Resource estimates for La Guitarra Silver Mine are updates as of December 31, 2015, based on information contained in the 2015 Technical Report compiled by First Majestic with contribution of Amec Foster Wheeler Americas Ltd.
(5) Mineral Resource estimates for La Encantada Silver Mine are based on the 2016 Technical Report compiled by First Majestic with contribution of Amec Foster Wheeler Americas Ltd.
(6 Mineral Resource estimates for Santa Elena are internal estimates as of December 31, 2015 based on the 2014 Update to Santa Elena Pre-Feasibility Study Technical Report compiled by SilverCrest and re-addressed to First Majestic in October, 2015.
(7) Inferred Mineral Resource estimates for La Joya Project are based on the 2013 Preliminary Economic Assessment Technical Report prepared for Silvercrest.
(8) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the 2015 Annual Information Form.
(9) The cut-off grades for Mineral Resources are different for all mines. The cut-off grades are listed in each mine section of the 2015 Annual Information Form.

PROVEN AND PROBABLE MINERAL RESERVES (as of December 31, 2015)

(update prepared under the supervision of Ramon Mendoza Reyes, PEng, QP Mining for First Majestic)

Mine/Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)
La Encatada	Proven (UG)	Oxides	251	247	—	—	—	247	1,991	1,991
	Probable (UG)	Oxides	1,473	214	—	—	—	214	10,120	10,120
	Probable (UG)	Oxides - Flotation	809	147	—	2.35	—	196	3,817	5,093
	Probable (Tailings)	Oxides	4,138	110	—	—	—	110	14,633	14,633
	Total Proven and Probable (UG)	Oxides +Tailings	6,670	143	—	0.29	—	148	30,561	31,837
La Parrilla	Proven (UG)	Oxides	239	230	—	—	—	230	1,769	1,769
	Probable (UG)	Oxides	576	242	—	—	—	242	4,481	4,481
	Total Proven and Probable (UG)	Oxides	815	238	—	—	—	238	6,251	6,251
	Proven (UG)	Sulphides	676	212	—	2.15	2.27	331	4,610	7,210
	Probable (UG)	Sulphides	870	191	—	1.86	2.00	296	5,346	8,266
	Total Proven and Probable (UG)	Sulphides	1,546	200	—	1.99	2.12	311	9,956	15,475
	Total Proven and Probable (UG)	Oxides + Sulphides	2,362	213	—	1.30	1.39	286	16,207	21,726
San Martin	Proven (UG)	Oxides	685	251	0.25	—	—	269	5,523	5,915
	Probable (UG)	Oxides	1,074	269	0.10	—	—	276	9,281	9,526
	Total Proven and Probable (UG)	Oxides	1,759	262	0.16	—	—	273	14,804	15,440
Del Toro	Proven (UG)	Transition + Sulphides	870	199	0.07	3.58	1.94	319	5,555	8,911
	Probable (UG)	Transition + Sulphides	1,244	297	0.22	5.29	3.08	483	11,875	19,326
	Total Proven and Probable (UG)	Transition + Sulphides	2,114	256	0.16	4.59	2.61	415	17,430	28,238
La Guitarra	Proven (UG)	Sulphides	169	223	1.75	—	—	333	1,210	1,808
	Probable (UG)	Sulphides	817	260	1.41	—	—	349	6,820	9,157
	Total Proven and Probable (UG)	Sulphides	986	253	1.47	—	—	346	8,030	10,965
Santa Elena	Probable (UG)	Sulphides	3,210	107	1.57	—	—	208	11,059	21,499
	Probable (PAD)	Oxides Spent Ore	2,299	33	0.65	—	—	75	2,462	5,556
	Total Probable	Oxides + Sulphides	5,509	76	1.19	—	—	153	13,521	27,054
	Total Proven and Probable	All mineral types	19,399	161	0.44	0.76	0.45	217	100,554	135,260

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").
(2) Metal prices considered for Mineral Reserves estimates were $17.50 USD/oz Ag, $1,200 USD/oz Au, $0.85 USD/lb Pb, and $0.85 USD/lb Zn.
(3) The Mineral Reserves information provided above for La Encantada, La Parrilla, Del Toro, San Martin, La Guitarra and Santa Elena is based on internal estimates prepared as of December 31, 2015. The information provided was reviewed and validated by the Company's internal Qualified Person, Mr. Ramon Mendoza Reyes, P.Eng., who has the appropriate relevant qualifications, and experience in mining and reserves estimation practices.
(4) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the 2015 Annual Information Form.
(5) The cut-off grades and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines. The cut-off grades and factors are listed in each mine section of the 2015 Annual Information Form.



THE FIRST MAJESTIC

SILVER BULLION

STORE

FIVE
TROY OUNCES
.999 FINE SILVER
FIRST MAJESTIC
SILVER CORP.
FIRST MAJESTIC
1 KILO
.999
PURE SILVER
FM0233

Buy our silver bars, ingots, medallions and rounds online, directly and securely.

More and more, silver investors and collectors are turning to the value and beauty of physical silver. But why purchase from a dealer? Go directly to the source and buy silver mined by First Majestic Silver.

We are the only mining company offering our own 0.999% pure silver bullion for sale directly to shareholders and silver investors through our own online store.

Check out the First Majestic Bullion Store at www.store.firstmajestic.com. Here you'll find silver bars, ingots, medallions and rounds in various sizes. This year we launched a new kilo poured bar to add to our bullion family. Purchases can be made 24/7 through our secure, easy-to-use interface.

To serve customers world-wide, the store accepts payments in both Canadian and U.S. dollars.

Product prices are determined by First Majestic management, based on market trends, and do not follow hourly and daily market fluctuations.

Follow our store on:

Facebook:
facebook.com/FirstMajesticSilverBullion

and Twitter:
twitter.com/FMBullion.

Available for Purchase at our Online Store	Rounds	Ingots	Poured Bars	Coins	Coin Sets
	½ ounce 1 ounce (now available in tubes of 20)	5 ounce 10 ounce	1 Kg 50 ounce	5 ounce 10 ounce	18 ounce

MANAGEMENT'S RESPONSIBILITIES OVER FINANCIAL REPORTING

FIRST MAJESTIC
SILVER CORP.

The consolidated financial statements of First Majestic Silver Corp. (the "company") are the responsibility of the company's management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management's best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Keith Neumeyer
President & CEO
February 24, 2016

Raymond Polman, CA
Chief Financial Officer
February 24, 2016

Contact First Majestic Silver Corp.

1805 – 925 West Georgia St
Vancouver • BC • Canada
V6C 3L2

Tel 604.688.3033
Fax 604.639.8873
Toll-Free 1.866.529.2807









Email info@firstmajestic.com
Web www.firstmajestic.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF FIRST MAJESTIC SILVER CORP.

We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the "Company") as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at SilverCrest Mines Ltd., which was acquired on October 1, 2015, and whose financial statements constitute 19% and 1% of total and net assets, respectively, 12% of revenues and 1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2015. Accordingly, our audit did not include the internal control over financial reporting at SilverCrest Mines Ltd. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated February 24, 2016 expressed an unmodified opinion on those financial statements.

Deloitte LLP

Chartered Professional Accountants

February 24, 2016
Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF FIRST MAJESTIC SILVER CORP.

We have audited the accompanying consolidated financial statements of First Majestic Silver Corp. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, and the consolidated statements of loss, consolidated statements of comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Majestic Silver Corp. and subsidiaries as at December 31, 2015 and December 31, 2014, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2016 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte LLP

Chartered Professional Accountants

February 24, 2016
Vancouver, Canada

CONSOLIDATED STATEMENTS OF LOSS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Loss provide a summary of the Company's financial performance and net earnings or loss over the reporting years.

	Note	YEAR ENDED DECEMBER 31, 2015	2014
Revenues	6	$ 219,444	$ 245,473
Cost of sales (excludes depletion, depreciation and amortization)	7	135,674	154,843
Gross margin		83,770	90,630
Depletion, depreciation and amortization		75,039	60,466
Mine operating earnings		8,731	30,164
General and administrative expenses	8	17,004	19,393
Share-based payments		4,926	7,320
Acquisition costs	4	2,054	-
Impairment of non-current assets	17	108,421	101,950
Foreign exchange gain		(3,266)	(6,312)
Operating loss		(120,408)	(92,187)
Investment and other (loss) income	9	(34)	18,627
Finance costs	10	(5,810)	(7,377)
Loss before income taxes		(126,252)	(80,937)
Income taxes			
Current income tax expense	24	2,200	7,682
Deferred income tax recovery	24	(20,028)	(27,171)
		(17,828)	(19,489)
Net loss for the year		$ (108,424)	$ (61,448)
Loss per common share			
Basic and diluted	11	$ (0.84)	$ (0.52)
Weighted average shares outstanding			
Basic and diluted	11	129,117,653	117,444,276

APPROVED BY THE BOARD OF DIRECTORS

_____
Keith Neumeyer, DIRECTOR

_____
Douglas Penrose, DIRECTOR

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

38

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in thousands of US dollars)

The Consolidated Statements of Comprehensive Loss provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	YEAR ENDED DECEMBER 31, 2015	2014
Net loss for the year	$ (108,424)	$ (61,448)
Other comprehensive (loss) income		
Items that may be subsequently reclassified to profit or loss:		
Unrealized loss on fair value of available for sale investments	—	(362)
Reclassification of impairment on available for sale investments	—	580
Other comprehensive loss	—	218
Total comprehensive loss for the year	$ (108,424)	$ (61,230)

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.

39

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in thousands of US dollars)

The Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting years by classifying them as operating, investing or financing activities.

	Note	YEAR ENDED DECEMBER 31, 2015	2014
Operating Activities			
Net loss for the year		$ (108,424)	$ (61,448)
Adjustments for:			
Depletion, depreciation and amortization		75,822	61,163
Share-based payments		4,926	7,320
Impairment of non-current assets	17	108,421	101,950
Income tax recovery	24	(17,828)	(19,489)
Finance costs	10	5,810	7,377
Other	27	(8,988)	(22,469)
Operating cash flows before movements in working capital and taxes		59,739	74,404
Net change in non-cash working capital items	27	735	32,652
Income taxes paid		(4,380)	(13,673)
Cash generated by operating activities		56,094	93,383
Investing Activities			
Cash acquired from SilverCrest, net of cash consideration	4	28,202	—
Expenditures on mining interests		(41,985)	(70,225)
Acquisition of property, plant and equipment		(14,952)	(34,051)
Deposits paid for the acquisition of non-current assets		(732)	(1,202)
Cash received (paid) on settlement of derivatives		396	(281)
Proceeds from disposal of marketable securities		388	—
Cash used in investing activities		(28,683)	(105,759)
Financing Activities			
Proceeds from private placement, net of share issue costs	25(a)	22,968	—
Proceeds from prepayment facility	21	—	30,000
Repayment of prepayment facilities		(22,969)	(14,450)
Repayment of lease obligations		(11,755)	(16,007)
Finance costs paid		(4,026)	(5,380)
Proceeds from sale-and-leasebacks		—	4,183
Proceeds from exercise of stock options		—	1,433
Shares repurchased and cancelled	25(c)	—	(955)
Cash used in financing activities		(15,782)	(1,176)
Effect of exchange rate on cash and cash equivalents held in foreign currencies		(956)	(868)
Increase (decrease) in cash and cash equivalents		11,629	(13,552)
Cash and cash equivalents, beginning of year		40,345	54,765
Cash and cash equivalents, end of year		$ 51,018	$ 40,345
Cash		$ 50,399	$ 40,345
Short-term investments		619	—
Cash and cash equivalents, end of year		$ 51,018	$ 40,345
Supplemental cash flow information	27		

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2015 AND 2014

(in thousands of US dollars)

The Consolidated Statements of Financial Position provide a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	December 31, 2015	December 31, 2014
Assets			
Current assets			
Cash and cash equivalents		$ 51,018	$ 40,345
Trade and other receivables	12	24,491	13,561
Inventories	13	22,204	17,649
Other financial assets	14	5,701	2,460
Prepaid expenses and other		1,371	1,337
Total current assets		104,785	75,352
Non-current assets			
Mining interests	15	387,337	422,663
Property, plant and equipment	16	259,741	267,038
Deposits on non-current assets		3,484	2,917
Other investments	18	—	3,372
Deferred tax assets	24	34,353	—
Total assets		$ 789,700	$ 771,342
Liabilities and Equity			
Current liabilities			
Trade and other payables	19	$ 41,899	$ 40,358
Unearned revenue		2,231	2
Current portion of debt facility	20	15,000	—
Current portion of prepayment facilities	21	19,859	26,329
Current portion of lease obligations	22	9,594	11,428
Income taxes payable	24	618	105
Total current liabilities		89,201	78,222
Non-current liabilities			
Prepayment facilities	21	11,383	29,647
Lease obligations	22	7,357	15,455
Decommissioning liabilities	23	15,592	15,484
Other liabilities		1,334	1,740
Deferred tax liabilities	24	120,114	110,261
Total liabilities		244,981	250,809
Equity			
Share capital	25	557,477	430,588
Equity reserves		59,061	53,340
(Accumulated deficit) retained earnings		(71,819)	36,605
Total equity		544,719	520,533
Total liabilities and equity		$ 789,700	$ 771,342

Commitments (Note 15(d), Note 26(c); Contingencies (Note 28); Subsequent events (Note 31))

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves					
	Shares	Amount	Share-based payments[(a)]	Available for sale revaluation[(b)]	Foreign currency translation	Total equity reserves	Retained earnings (Accumulated deficit)	Total equity
Balance at December 31, 2013	**117,024,840**	**$ 425,707**	**$ 47,069**	**$ (218)**	**$ (308)**	**$ 46,543**	**$ 98,495**	**$ 570,745**
Net loss	—	—	—	—	—	—	(61,448)	(61,448)
Other comprehensive income	—	—	—	218	—	218	—	218
Total comprehensive loss	**—**	**—**	**—**	**218**	**—**	**218**	**(61,448)**	**(61,230)**
Share-based payments	—	—	7,320	—	—	7,320	—	7,320
Shares issued for:								
Exercise of options	372,500	1,433	—	—	—	—	—	1,433
Acquisition of mining interests (Note 15(d))	337,300	3,220	—	—	—	—	—	3,220
Shares repurchased and cancelled (Note 25(c))	(140,000)	(513)	—	—	—	—	(442)	(955)
Transfer of equity reserve upon exercise of options	—	741	(741)	—	—	(741)	—	—
Balance at December 31, 2014	**117,594,640**	**$ 430,588**	**$ 53,648**	**$ —**	**$ (308)**	**$ 53,340**	**$ 36,605**	**$ 520,533**
Net loss and total comprehensive loss	—	—	—	—	—	—	**(108,424)**	**(108,424)**
Share-based payments	—	—	4,926	—	—	4,926	—	4,926
Shares issued for:								
Acquisition of SilverCrest (Note 4)	33,141,663	103,248	795	—	—	795	—	104,043
Private placement (Note 25(a))	4,620,000	22,968	—	—	—	—	—	22,968
Acquisition of mining interests (Note 15(d))	173,519	500	—	—	—	—	—	500
Settlement of liabilities	62,260	228	—	—	—	—	—	228
Shares cancelled	(3,844)	(55)	—	—	—	—	—	(55)
Balance at December 31, 2015	**155,588,238**	**$ 557,477**	**$ 59,369**	**$ —**	**$ (308)**	**$ 59,061**	**$ (71,819)**	**$ 544,719**

(a) Share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company.

(b) The available for sale revaluation reserve records the fair value gains or losses related to available-for-sale financial instruments, net of amount reclassed as impairment

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the "Company" or "First Majestic") is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company presently owns and operates six producing silver mines: the La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine, La Guitarra Silver Mine and the newly acquired Santa Elena Silver Mine (see Note 4).

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol "AG", on the Toronto Stock Exchange under the symbol "FR", on the Mexican Stock Exchange under the symbol "AG" and on the Frankfurt Stock Exchange under the symbol "FMV". The Company's head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The significant accounting policies, estimates and judgments applied in preparing these consolidated financial statements are summarized in Note 3 of the consolidated financial statements and have been consistently applied throughout all periods presented.

These audited consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 26(a)), marketable securities (Note 14), the debt facility (Note 20) and the prepayment facilities (Note 21). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These audited consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries (see Note 29). Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These audited consolidated financial statements of First Majestic Silver Corp. for the year ended December 31, 2015 and 2014 were approved and authorized for issue by the Board of Directors on February 18, 2016.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The preparation of audited consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amounts, events or actions, actual results may differ from these estimates.

In preparing the Company's consolidated financial statements for the year ended December 31, 2015, the Company applied the following significant accounting policies and associated significant estimates and critical judgments:

BUSINESS COMBINATIONS (NOTE 4)

Accounting Policy:

Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree's identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the consideration of the acquisition over the Company's interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company's interest in the fair value of the acquiree's net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately. Goodwill may also arise as a result of the requirement under IFRS to record a deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Accounting Estimates and Judgments:

Determination of a Business

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

BUSINESS COMBINATIONS (NOTE 4) (continued)

Accounting Estimates and Judgments: (continued)

Fair Value Estimates

In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i) The identifiable assets acquired and liabilities assumed;

(ii) The consideration transferred in exchange for an interest in the acquiree;

(iii) The resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete.

During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

GOODWILL (NOTE 4)

Accounting Policy:

Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any.

Goodwill is allocated to each of the Company's cash-generating units that is expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit and loss in the consolidated statements of earnings or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

INVESTMENT IN ASSOCIATES (NOTE 18)

Accounting Policy:

An associate is an entity over which the Company has significant influence with the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Company accounts for its investments in associates using the equity method. Under the equity method, the Company's investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies. The Company's share of an associate's losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of associates are recognized in net earnings during the period. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its associates are not eliminated.

FOREIGN CURRENCY

Accounting Policy:

The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates.

Transactions in foreign currencies are translated into the entities' functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company's operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statements of earnings or loss in the period in which they arise.

Accounting Estimates and Judgments:

Determination of Functional Currency

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the U.S. dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

REVENUE RECOGNITION (NOTE 6)

Accounting Policy:

Revenue is recognized upon delivery when the following conditions are met:

- control, risk and rewards of ownership of products passes to the buyer;
- the amount of revenue and costs related to the transaction can be measured reliably; and
- it is probable that the economic benefits associated with the transaction will flow to the Company.

This occurs when significant risks and rewards of ownership have passed to the buyer, which is when insurance risk has passed to the customer and when the goods have been delivered to a contractually agreed location.

Revenue from the sale of coins, ingots and bullion is recorded when the products have been shipped and funds have been received. When cash has been received from customers prior to shipping of the related silver coins, ingots and bullion, the amounts are recorded as unearned revenue until the products are shipped.

Revenue from the sale of precious metals, including by-products, is recorded net of charges for smelting and refining.

Metals in doré sold to third parties are priced on delivery. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold to third-party smelters are provisionally priced and settled on a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The contracts provide for provisional payment on delivery based upon provisional assays and quoted metal prices. Revenues are recorded under these contracts at the time risks and rewards of ownership pass from the Company to the buyer based on spot price on date of delivery, and subsequently adjusted to market price based on the expected date of the final settlement. As a result, the values of the Company's concentrate receivables change as the underlying commodity market prices vary. This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenues and trade receivables. Adjustments to revenue for metal prices are recorded monthly and other adjustments related to the final settlement of impurity penalties, weights and assays are recorded on final settlement.

INVENTORIES (NOTE 13)

Accounting Policy:

Mineral inventories, including stockpiled ore, work in process and finished goods, are valued at the lower of weighted average cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the weighted average cost per tonne. Stockpiled ore tonnage is verified by periodic surveys and physical counts.

Work in process inventory includes precipitates, inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré and dried concentrates at our operations and finished goods in-transit.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

Accounting Estimates and Judgments:

Mineral Inventory Valuation

Mineral inventories are valued at the lower of their weighted average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale less estimated future production costs to convert the inventories into saleable form. The assumptions used in determining net realizable value include estimates of silver and silver equivalents contained in the stockpile ore and mill circuits, expected recoveries, and judgment used in determining the allocation of depletion, depreciation and amortization expense, and overhead costs that are directly attributable to inventories. If these estimates or assumptions are inaccurate, the Company may be required to write down the carrying value of its inventories, which would reduce the Company's earnings and working capital.

44   AUDITED CONSOLIDATED FINANCIAL STATEMENTS   FIRST MAJESTIC SILVER CORP.
The accompanying notes are an integral part of the audited consolidated financial statements.   ANNUAL REPORT 2015

FIRST MAJESTIC SILVER CORP.   AUDITED CONSOLIDATED FINANCIAL STATEMENTS   **45**
ANNUAL REPORT 2015   The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

EXPLORATION AND EVALUATION EXPENDITURES (NOTE 15)

Accounting Policy:

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

- acquiring the rights to explore;
- researching and analyzing historical exploration data;
- gathering exploration data through topographical, geochemical and geophysical studies;
- exploratory drilling, trenching and sampling;
- determining and examining the volume and grade of the resource;
- surveying transportation and infrastructure requirements; and
- compiling pre-feasibility and feasibility studies.

Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as mining interests at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

The majority of the Company's exploration and evaluation expenditures focus on mineral deposits in proximity to its existing mining operations. Where the Company is acquiring a new property, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body.

Exploration and evaluation expenditures are transferred to development or producing mining interests when technical feasibility and commercial viability of the mineral resource have been demonstrated. Factors taken into consideration include:

- there is sufficient geological certainty of converting the mineral deposit into proven and probable reserves;
- life of mine plan and economic modeling support the economic extraction of such reserves and resources;
- for new properties, a scoping study and/or feasibility study demonstrates that the additional reserves and resources will generate a positive economic outcome; and
- operating and environmental permits exist or are reasonably assured as obtainable.

Exploration and evaluation expenditures remain as exploration mining interests and do not qualify as producing mining interests until the aforementioned criteria are met. Exploration and evaluation expenditures are transferred to development or producing mining interests when the technical feasibility and commercial viability of a mineral resource has been demonstrated according to the above mentioned factors.

Accounting Estimates and Judgments:

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

MINING INTERESTS (NOTE 15)

Accounting Policy:

Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

Upon commencement of commercial production, mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on reserves and resources considered to be highly probable to be economically extracted over the life of mine. If no published reserves and resources are available, the Company may rely on internal estimates of economically recoverable mineralized material, prepared on a basis consistent with that used for determining reserves and resources, for purpose of determining depletion.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

MINING INTERESTS (NOTE 15) (continued)

Accounting Estimates and Judgments:

Depletion Rate for Mining Interests

Depletion expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depletion rate differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

Mineral Reserve and Resource Estimates

Mineral reserve and resource estimates affect the determination of recoverable value used in impairment assessments, the depletion and depreciation rates for non-current assets using the units of production method and the expected timing of reclamation and closure expenditures.

The figures for mineral reserves and mineral resources are determined in accordance with NI 43-101. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's financial position, results of operation and cash flows.

For the year ended December 31, 2014, economically recoverable reserve and resource estimates in accordance with National Instrument 43-101, "Standards of Disclosure for Mineral Projects", Technical Reports issued by the Canadian Securities Administrators ("NI 43-101") for the La Guitarra mine were not available due to a major revision to the mine plan. As a result, the Company developed an internal estimate of economically recoverable mineralized material at the La Guitarra mine based on management's intended development plan. For the year ended December 31, 2014, actual depletion expense as reported by the Company for the La Guitarra mine based on internal estimates of mineralized material was $4.2 million; had the Company utilized historical reserves and resources estimates from the previously published NI 43-101 Technical Report for La Guitarra as prepared and published by Silvermex Resources Inc. on January 29, 2010, the depletion expense would have been $0.3 million. Depletion expense for the year ended December 31, 2015 was estimated based on economically recoverable reserve and resource estimates in accordance with NI 43-101 Technical Report published in March 2015.

PROPERTY, PLANT AND EQUIPMENT (NOTE 16)

Accounting Policy:

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to machinery and equipment when it becomes available for use.

Depreciation commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Depreciation charges on assets that are directly related to mineral properties are allocated to those mineral properties.

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

Accounting Estimates and Judgments:

Depreciation and Amortization Rates for Property, Plant and Equipment

Depreciation and amortization expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

Commencement of Commercial Production

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the related mine or mill and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.

47

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

PROPERTY, PLANT AND EQUIPMENT (NOTE 16) (continued)

Accounting Estimates and Judgments:(continued)

Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgment dependant on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

- substantially all major capital expenditures have been completed to bring the asset to the condition necessary to operate in the manner intended by management;
- the mine or mill has reached a pre-determined percentage of design capacity;
- the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e. the ability to process ore continuously at a steady or increasing level);
- the completion of a reasonable period of testing of the mine plant and equipment;
- the ability to produce a saleable product (i.e., the ability to produce concentrate within required sellable specifications);
- the mine or mill has been transferred to operating personnel from internal development groups or external contractors; and
- mineral recoveries are at or near the expected production levels.

BORROWING COSTS

Accounting Policy:

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred.

IMPAIRMENT OF NON-CURRENT ASSETS (NOTE 17)

Accounting Policy:

At each statement of financial position date, the Company reviews the carrying amounts of its non-current assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash inflows, the Company estimates the recoverable amount of the cash generating unit ("CGU") to which the asset belongs.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statements of loss. Recoverable amount is the higher of fair value less costs of disposal ("FVLCD") and value in use ("VIU").

FVLCD is determined as the amount that would be obtained from the sale of the asset or CGU in an arm's length transaction between knowledgeable and willing parties. The Company considers the use of a combination of its internal discounted cash flow economic models and in-situ value of reserves, resources and exploration potential of each CGU for estimation of its FVLCD. These cash flows are discounted by an appropriate post-tax discount rate to arrive at a net present value of the asset. VIU is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company's continued use and does not take into account future development.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGU in prior periods, adjusted for additional amortization which would have been recorded had the asset or CGU not been impaired. A reversal of an impairment loss is recognized as a gain in the statements of earnings or loss.

Accounting Estimates and Judgments:

Indications of Impairment

Management considers both external and internal sources of information in assessing whether there are any indications that the Company's property, plant and equipment and mining interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

For exploration and evaluation assets, indications include but are not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

Fair Value Estimates

In determining the recoverable amounts of the Company's property, plant and equipment and mining interests, management makes estimates of the discounted future cash flows expected to be derived from the Company's mining properties, costs of disposal of the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in an impairment of the carrying amounts of the Company's non-current assets.

48
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.
FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

SHARE-BASED PAYMENT TRANSACTIONS (NOTE 25(b))

Accounting Policy:

Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of stock options which are share-based payment transactions ("share-based payments"). Stock options issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date and adjusted prospectively based on actual forfeitures. Share-based payments expense, for stock options that are forfeited or cancelled prior to vesting, is reversed. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("the vesting date"). On exercise by the employee, the associated option value in the equity reserve is reclassified to share capital.

In situations where equity instruments are issued to non-employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.

Accounting Estimates and Judgments:

Valuation of Share-based Payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company's earnings and equity reserves.

TAXATION (NOTE 24)

Accounting Policy:

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case they are recognized in other comprehensive income or directly in equity.

Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position.

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings, based on tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that the realization of the related tax benefit through future taxable earnings is probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Accounting Estimates and Judgments:

Recognition of Deferred Income Tax Assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed, reviewed by management and are consistent with the forecasts utilized for business planning and impairment testing purposes. Weight is attached to tax planning opportunities that are within the Company's control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses recognized and unrecognized income tax assets.

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.
49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousand of United States dollars, unless otherwise stated)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

TAXATION (NOTE 24) (continued)

Accounting Estimates and Judgments: (continued)

Tax Contingencies

The Company's operations involve dealing with uncertainties and judgments in the application of tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with tax authorities in various jurisdictions and resolution of disputes arising from tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

FINANCIAL ASSETS

Accounting Policy:

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale ("AFS"), loans and receivables, or fair value through profit or loss ("FVTPL").

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Financial assets classified as AFS are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary due to a significant or prolonged decline in the fair value of that investment below its cost which are recognized through profit and loss in the statements of earnings or loss.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss in the statements of earnings or loss.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

FINANCIAL LIABILITIES

Accounting Policy:

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

PROVISIONS (NOTE 23)

Accounting Policy:

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as finance costs.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

PROVISIONS (NOTE 23) (continued)

Accounting Estimates and Judgments:

Estimated Reclamation and Closure Costs

The Company's provision for decommissioning liabilities represents management's best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine's life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

CASH AND CASH EQUIVALENTS

Accounting Policy:

Cash in the statement of financial position include cash on hand and held at banks and cash equivalents include short-term guaranteed investment certificates redeemable within three months or less at the date of purchase.

FINANCE LEASES (NOTE 22)

Accounting Policy:

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation. Finance costs are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company's general policy on borrowing costs.

EARNINGS OR LOSS PER SHARE (NOTE 11)

Accounting Policy:

Basic earnings or loss per share for the period is calculated by dividing the earnings or loss attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings or loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and share purchase warrants, and assumes the receipt of proceeds upon exercise of the options to determine the number of shares assumed to be purchased at the average market price during the period.

FUTURE CHANGES IN ACCOUNTING POLICIES NOT YET EFFECTIVE AS AT DECEMBER 31, 2015

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – *Revenue from Contracts with Customers* ("IFRS 15") which supersedes IAS 11 – *Construction Contracts*, IAS 18 – *Revenue*, IFRIC 13 – *Customer Loyalty Programmes*, IFRIC 15 – *Agreements for the Construction of Real Estate*, IFRIC 18 – *Transfers of Assets from Customers*, and SIC 31 – *Revenue – Barter Transactions Involving Advertising Services*. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – *Financial Instruments* ("IFRS 9") to replace IAS 39 – *Financial Instruments: Recognition and Measurement*. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking "expected loss" impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 – *Leases* ("IFRS 16") which supersedes IAS 17 – *Leases*. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

4. ACQUISITION OF SILVERCREST MINES INC.

DESCRIPTION OF THE TRANSACTION

On October 1, 2015, the Company completed the arrangement agreement to acquire all of the issued and outstanding common shares of SilverCrest Mines Inc. ("SilverCrest") for a consideration of 0.2769 common shares of First Majestic (the "Exchange Ratio") and CAD$0.0001 in cash per common share of SilverCrest. Pursuant to closing of the transaction, First Majestic issued 33,141,663 common shares, 2,647,147 replacement stock options based on the Exchange Ratio, and a nominal amount of cash for the acquisition.

With this transaction, First Majestic added the Santa Elena Silver Mine as the Company's sixth producing asset in Mexico. Santa Elena is an operating silver-gold mine, located approximately 150 km northeast of Hermosillo, Sonora, Mexico. The mine was successfully transitioned from an open pit heap leach operation to an underground mine with a 3,000 tpd milling operation in 2014 which is projected to produce 4.0 to 4.4 million silver equivalent ounces annually. The transaction also strengthened the Company's statements of financial position by contributing $29.4 million in working capital at the acquisition date.

PURCHASE PRICE ALLOCATION

As management concludes that SilverCrest constitutes a business, the acquisition is accounted for in accordance with IFRS 3 - *Business Combinations.* For the purpose of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis based on management's best estimates at the time these consolidated financial statements were prepared. The Company is continuing its review to determine the recoverability of value added tax receivables that are in arrears (see Note 12) during the measurement period, which shall not exceed one year from the acquisition date.

Total consideration for the acquisition was valued at $104.1 million at the acquisition date and preliminary purchase price allocation, which is subject to final adjustments, is estimated as follows:

Total Consideration		
33,141,663 First Majestic shares at $3.12 (CAD$4.13) per share	$	103,248
2,647,147 First Majestic replacement options (Note 25(b))		795
Cash paid		9
	$	**104,052**
Net Assets Acquired		
Cash and cash equivalents	$	28,211
Trade and other receivables[1]		9,088
Inventories		10,971
Property, plant and equipment		64,819
Mining interests		15,951
Other working capital items		(3,905)
Debt facility		(15,000)
Decommissioning liabilities		(2,634)
Deferred tax liabilities		(3,449)
	$	**104,052**

(1) The fair value of acquired trade and other receivables is assumed to equal to its contractual value.

In 2009, Nusantara de Mexico, S.A. de C.V. ("Nusantara"), a subsidiary of SilverCrest entered into a definitive purchase agreement with Sandstorm Gold Ltd. ("Sandstorm") to sell 20% of its future gold production from the Santa Elena Silver Mine, up to a total of 50,000 ounces, for consideration of an upfront deposit of $12.0 million and 3.5 million common shares of Sandstorm, valued at $1.4 million at that time, plus a payment per ounce of gold equal to the lesser of $350 or the prevailing market price, subject to an increase of 1% per annum. The agreement was subsequently amended in 2014 to include 20% of Santa Elena's life of mine gold production from a designated area of its underground operation, for an additional consideration of $10.0 million in cash plus, upon fulfillment of the original 50,000 ounces, a payment per ounce of gold equal to the lesser of $450 or the prevailing market price, subject to an inflating increase of 1% per annum. The expected cash flows associated with the sale of gold to Sandstorm at a price lower than market price have been reflected in the determination of the fair value of the mining interest recorded upon acquisition of SilverCrest. The Company has presented the value of any expected future cash flows from the sale of future gold production to Sandstorm as part of mining interests, as the Company did not receive any of the original upfront payment provided by Sandstorm to SilverCrest. Further, the Company does not believe that the agreement to sell to Sandstorm meets the definition of a liability as the delivery obligation only arises upon production of the gold.

4. ACQUISITION OF SILVERCREST MINES INC. (continued)

PURCHASE PRICE ALLOCATION (continued)

Total transaction costs of $2.1 million related to the acquisition were expensed in the current year.

Financial and operating results of SilverCrest are included in the Company's consolidated financial statements effective October 1, 2015. During the year ended December 31, 2015, the acquisition of SilverCrest contributed revenues of $26.7 million and $3.3 million to the Company's net earnings.

Had the business combination been effected at January 1, 2015, pro forma revenues and net loss of the Company for the year ended December 31, 2015 would have been $279.6 million and $101.8 million, respectively. Management considers these pro forma numbers to represent an approximate measure of the performance of the consolidated entity during the year.

5. SEGMENTED INFORMATION

For the period ended December 31, 2015, the Company had eight reporting segments (2014 – seven), including six operating segments located in Mexico, one retail market segment in Canada and one metal trading segment in Europe. "Others" consists primarily of the Company's other development and exploration properties (Note 15), other investments (Note 18), debt facility (Note 20), prepayment facilities (Note 21), intercompany eliminations, and corporate expenses which are not allocated to operating segments.

All of the Company's operations are within the mining industry and its major products are precious metals doré and precious and base metals concentrates which are refined or smelted into pure silver, gold, lead and zinc and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:

- engages in business activities from which it may earn revenues and incur expenses;
- whose operating results are reviewed regularly by the entity's chief operating decision maker; and
- for which discrete financial information is available.

Management evaluates segment performance based on mine operating earnings as other expenses are not allocated to the segments.

	YEAR ENDED DECEMBER 31, 2015					AT DECEMBER 31, 2015	
	Revenue	Cost of sales[1]	Depletion, depreciation and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico							
Santa Elena	$ 26,655	$ 15,131	$ 4,155	$ 7,369	$ 3,003	$ 136,713	$ 20,773
La Encantada	39,712	32,111	26,633	(19,032)	13,784	101,092	38,857
La Parrilla	43,292	30,362	17,360	(4,430)	14,041	179,108	29,506
Del Toro	47,584	27,406	12,125	8,053	12,670	165,587	27,164
San Martin	43,067	20,789	8,706	13,572	9,058	86,291	28,226
La Guitarra	17,335	9,688	6,715	932	7,775	56,351	11,920
Canada							
Coins and Bullion Sales	546	666	22	(142)	—	282	1
Europe							
Silver Sales	90,894	90,863	—	31	—	7,413	2,394
Others	(89,641)	(91,342)	(677)	2,378	1,911	56,863	86,140
Consolidated	**$ 219,444**	**$ 135,674**	**$ 75,039**	**$ 8,731**	**$ 62,242**	**$ 789,700**	**$ 244,981**

5. SEGMENTED INFORMATION (continued)

	YEAR ENDED DECEMBER 31, 2014					AT DECEMBER 31, 2014	
	Revenue	Cost of sales[1]	Depletion, depreciation and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico							
La Encantada	$ 78,590	$ 41,049	$ 14,139	$ 23,402	$ 27,635	$ 141,145	$ 63,730
La Parrilla	70,271	35,182	17,685	17,404	21,856	198,295	28,172
Del Toro	54,669	45,665	14,089	(5,085)	30,068	205,863	35,297
San Martin	42,757	22,727	7,623	12,407	14,559	94,188	31,516
La Guitarra	15,154	9,802	6,449	(1,097)	15,811	108,641	31,845
Canada							
Coins and Bullion Sales	804	923	–	(119)	1	259	15
Europe							
Silver Sales	115,154	131,456	–	(16,302)	–	6,283	935
Others	(131,926)	(131,961)	481	(446)	3,585	16,668	59,299
Consolidated	$ 245,473	$ 154,843	$ 60,466	$ 30,164	$ 113,515	$ 771,342	$ 250,809

(1) Cost of sales excludes depletion, depreciation and amortization

During the year ended December 31, 2015, the Company had five (2014 – seven) major customers that account for 100% of its doré and concentrate sales revenue. The Company had three customers that accounted for 50%, 30%, and 16% of total revenue in 2015, and four customers that accounted for 44%, 23%, 19%, and 11% of total revenue in 2014.

6. REVENUES

Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs. Precious metals contained in doré form are sold and priced on delivery to the customer. Metals in concentrate form are sold and provisionally priced on delivery. Final settlements are based on market price at a predetermined future date, typically one month after delivery.

Revenues for the year are summarized as follows:

	YEAR ENDED DECEMBER 31,	
	2015	2014
Gross revenue from payable metals:		
Silver	$ 172,268	$ 212,985
Gold	28,754	14,122
Lead	33,031	34,044
Zinc	13,666	10,675
Other	–	202
Gross revenue	$ 247,719	$ 272,028
Less: smelting and refining costs	(28,275)	(26,555)
Revenues	$ 219,444	$ 245,473
Silver as % of gross revenue	70%	78%

The Company's recently acquired Santa Elena Silver Mine (see Note 4) has a purchase agreement with Sandstorm, which requires the Company to sell 20% of its gold production over the life of mine from a designated area of its underground operations. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, subject to a 1% annual inflation.

During the quarter ended December 31, 2015, the Company sold 2,062 ounces of gold to Sandstorm under the purchase agreement (see Note 4) at an average price of $357 per ounce, compared to the average market price of $1,104 per ounce during the period. As at December 31, 2015, the Santa Elena mine has delivered 32,730 ounces of gold to Sandstorm.

7. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	YEAR ENDED DECEMBER 31,	
	2015	2014
Production costs	$ 125,463	$ 134,695
Inventory changes	2,326	8,315
Cost of goods sold	$ 127,789	$ 143,010
Transportation and other selling costs	5,237	6,683
Workers participation costs	468	2,109
Environmental duties and royalties	1,150	1,560
Other costs	1,030	1,481
	$ 135,674	$ 154,843

8. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	YEAR ENDED DECEMBER 31,	
	2015	2014
Corporate administration	$ 4,185	$ 4,822
Salaries and benefits	8,149	8,890
Audit, legal and professional fees	2,835	3,626
Filing and listing fees	320	567
Directors fees and expenses	731	791
Depreciation	784	697
	$ 17,004	$ 19,393

9. INVESTMENT AND OTHER (LOSS) INCOME

The Company's investment and other (loss) income are comprised of the following:

	YEAR ENDED DECEMBER 31,	
	2015	2014
(Loss) gain from fair value adjustment of prepayment facilities	$ (1,202)	$ 4,744
Loss from investment in marketable securities (Note 14)	(1,030)	(569)
Equity gain (loss) on investment in associates (Note 18)	679	(248)
Gain (loss) from investment in derivatives	396	(121)
Interest income and other	853	499
Gain from value-added tax settlement	270	733
Gain from First Silver litigation[1]	–	14,127
Write-down of marketable securities	–	(538)
	$ (34)	$ 18,627

(1) In June 2014, the Company recognized a $14.1 million deferred litigation gain as other income, after the defendant's appeal was dismissed by the Court of Appeal. See Note 28 for further details related to the First Silver Litigation.

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.

54

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

55

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

10. FINANCE COST

Finance costs are primarily related to interest and accretion expense on the Company's prepayment facilities, finance leases and debt facility. The Company's finance costs in the year are summarized as follows:

	YEAR ENDED DECEMBER 31,	
	2015	2014
Prepayment facilities	$ 3,060	$ 3,883
Finance leases	1,480	2,329
Debt facility	141	—
Silver sales and other	294	364
Accretion of decommissioning liabilities (Note 23)	835	801
	$ 5,810	$ 7,377

11. EARNINGS OR LOSS PER SHARE

Basic net earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings per share adjusts basic net earnings per share for the effects of dilutive potential common shares.

The calculations of basic and diluted earnings per share for the years ended December 31, 2015 and 2014 are based on the following:

	YEAR ENDED DECEMBER 31,	
	2015	2014
Net loss for the year	$ (108,424)	$ (61,448)
Weighted average number of shares on issue – basic and diluted[1]	129,117,653	117,444,276
Loss per share – basic and diluted	$ (0.84)	$ (0.52)

(1) Diluted weighted average number of shares excludes 10,360,874 (2014 – 6,084,458) options that were anti-dilutive for the year ended December 31, 2015.

12. TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	DECEMBER 31,	DECEMBER 31,
	2015	2014
Trade receivables	$ 3,249	$ 5,399
Value added taxes and other taxes receivable	19,674	7,263
Other	1,568	899
	$ 24,491	$ 13,561

At December 31, 2015, value added taxes and other taxes receivable includes $11.1 million in Nusantara, a subsidiary of the recently acquired SilverCrest Mines Inc. (see Note 4), that are in arrears due to an outstanding audit from the Mexican tax authorities. Value added tax refund delays are currently pervasive in Mexico and the Company is currently working with advisors to expedite the collection process. The Company believes the balance is fully recoverable within the next twelve months and, therefore, has not provided an allowance against this balance nor reclassified the balance as non-current.

During the year ended December 31, 2015, the Company advanced $0.5 million (2014 - $0.5 million) to First Mining Finance Corp. ("First Mining"), a related party. As at December 31, 2015, other receivables include a total amount of $1.1 million (2014 - $0.5 million) receivable from First Mining, which is repayable on demand and bears an interest rate of 9% per annum.

13. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company's operations, in varying stages of the production process, and are presented at the lower of weighted average cost and net realizable value. Inventories of the Company are comprised of:

	DECEMBER 31,	DECEMBER 31,
	2015	2014
Finished goods - doré and concentrates	$ 3,194	$ 990
Work-in-process	1,282	949
Stockpile	93	487
Silver coins and bullion	212	218
Materials and supplies	17,423	15,005
	$ 22,204	$ 17,649

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at December 31, 2015, mineral inventories, which consist of stockpile, work-in-process and finished goods, include a $0.8 million (2014 - $1.3 million) write-down which was recognized in cost of sales during the year.

14. OTHER FINANCIAL ASSETS

Other financial assets consist of the Company's investment in marketable securities. These marketable securities are classified as FVTPL financial assets, with changes in fair value recorded through profit or loss.

	DECEMBER 31,	DECEMBER 31,
	2015	2014
First Mining Finance Corp. (TSX.V: FF)	$ 3,564	$ —
Sprott Physical Silver Trust (NYSE: PSLV)	2,108	2,460
SilverCrest Metals Inc. (TSX.V: SIL)	29	—
	$ 5,701	$ 2,460

During the year ended December 31, 2015, the Company recognized a realized loss of $0.1 million (2014 - $nil) for the sale of a portion of its marketable securities and an unrealized loss of $0.9 million (2014 - $0.6 million) related to fair value adjustments to its FVTPL marketable securities.

15. MINING INTERESTS

Mining interests primarily consist of acquisition, exploration, development and field support costs directly related to the Company's operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan. If no published reserves and resources are available, the Company may rely on internal estimates of economically recoverable mineralized material, prepared on a basis consistent with that used for determining reserves and resources, for purpose of determining depletion.

The Company's mining interests are comprised of the following:

	DECEMBER 31,	DECEMBER 31,
	2015	2014
Producing properties	$ 309,295	$ 276,399
Exploration properties (non-depletable)	78,042	146,264
	$ 387,337	$ 422,663

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

15. MINING INTERESTS (continued)

Producing properties are allocated as follows:

Producing properties	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost							
At December 31, 2013	**$ —**	**$ 59,185**	**$ 110,655**	**$ 31,167**	**$ 58,228**	**$ 58,774**	**$ 318,009**
Additions	—	12,602	13,901	17,659	7,770	7,367	59,299
Change in decommissioning liabilities	—	1,292	1,003	398	1,083	118	3,894
Transfer (to) from exploration properties	—	(588)	—	12,689	246	—	12,347
At December 31, 2014	**$ —**	**$ 72,491**	**$ 125,559**	**$ 61,913**	**$ 67,327**	**$ 66,259**	**$ 393,549**
Acquired from SilverCrest (Note 4)	15,519	—	—	—	—	—	15,519
Additions	2,240	5,002	9,115	8,427	5,115	6,340	36,239
Change in decommissioning liabilities	(105)	(195)	(406)	(3)	(34)	(119)	(862)
Transfer from exploration properties	—	4,177	7,656	17,606	7,588	17,397	54,424
At December 31, 2015	**$ 17,654**	**$ 81,475**	**$ 141,924**	**$ 87,943**	**$ 79,996**	**$ 89,877**	**$ 498,869**
Accumulated depletion and impairment							
At December 31, 2013	**$ —**	**$ (10,285)**	**$ (15,227)**	**$ (1,224)**	**$ (17,704)**	**$ (5,892)**	**$ (50,332)**
Depletion and amortization	—	(4,264)	(9,589)	(5,036)	(2,772)	(4,172)	(25,833)
Impairment (Note 17)	—	—	—	(6,142)	(10,211)	(24,632)	(40,985)
At December 31, 2014	**$ —**	**$ (14,549)**	**$ (24,816)**	**$ (12,402)**	**$ (30,687)**	**$ (34,696)**	**$ (117,150)**
Depletion and amortization	(544)	(15,019)	(7,287)	(5,898)	(2,953)	(5,509)	(37,210)
Impairment (Note 17)	—	(12,543)	(5,803)	(2,212)	—	(14,656)	(35,214)
At December 31, 2015	**$ (544)**	**$ (42,111)**	**$ (37,906)**	**$ (20,512)**	**$ (33,640)**	**$ (54,861)**	**$ (189,574)**
Carrying values							
At December 31, 2014	**$ —**	**$ 57,942**	**$ 100,743**	**$ 49,511**	**$ 36,640**	**$ 31,563**	**$ 276,399**
At December 31, 2015	**$ 17,110**	**$ 39,364**	**$ 104,018**	**$ 67,431**	**$ 46,356**	**$ 35,016**	**$ 309,295**

Exploration properties are allocated as follows:

Exploration properties	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost							
At December 31, 2013	**$ 4,793**	**$ 12,325**	**$ 50,146**	**$ 18,660**	**$ 55,559**	**$ 39,280**	**$ 180,763**
Additions	2,964	2,936	2,242	1,002	6,467	1,791	17,402
Change in decommissioning liabilities	—	—	—	—	—	54	54
Impairment	—	—	(4,389)	(4,241)	(27,232)	—	(35,862)
Disposition (e)	—	—	—	—	—	(3,746)	(3,746)
Transfer from (to) producing properties	588	—	(12,689)	(246)	—	—	(12,347)
At December 31, 2014	**$ 8,345**	**$ 15,261**	**$ 35,310**	**$ 15,175**	**$ 34,794**	**$ 37,379**	**$ 146,264**
Acquired from SilverCrest (Note 4)	—	—	—	—	—	432	432
Exploration and evaluation expenditures	1,879	1,188	2,046	461	380	1,308	7,262
Change in decommissioning liabilities	—	—	—	—	—	(266)	(266)
Impairment (Note 17)	(1,456)	(463)	(635)	—	(5,233)	(13,439)	(21,226)
Transfer to producing properties	(4,177)	(7,656)	(17,606)	(7,588)	(17,397)	—	(54,424)
At December 31, 2015	**$ 4,591**	**$ 8,330**	**$ 19,115**	**$ 8,048**	**$ 12,544**	**$ 25,414**	**$ 78,042**

58
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.
FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

15. MINING INTERESTS (continued)

(a) Santa Elena Silver Mine, Sonora State

The Santa Elena Silver Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its gold production from a designated area of its underground operations over the life of mine to Sandstorm. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, adjusted for a 1% annual inflation commencing in April 2014. As at December 31, 2015, the Santa Elena mine has delivered 32,730 ounces of gold to Sandstorm to date.

(b) La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine has a net smelter royalty ("NSR") agreement of 1.5% of sales revenue associated with the Quebradillas Mine, a mine within the La Parrilla mining complex, with a maximum cumulative payable of $2.5 million. During the year ended December 31, 2015, the Company paid royalties of $0.2 million (2014 - $0.3 million), respectively. As at December 31, 2015, total royalties paid to date for the Quebradillas NSR is $2.4 million (December 31, 2014 - $2.2 million).

(c) Del Toro Silver Mine, Zacatecas State

In 2013, the Company entered into several option agreements to acquire six mineral properties adjacent to the Del Toro Silver Mine, consisting of 492 hectares of mineral rights. If fully exercised, total option payments will amount to $3.3 million, of which $2.9 million have been paid, $0.2 million is due in 2016 and $0.2 million is due in 2017.

(d) La Guitarra Silver Mine, State of Mexico

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Silver Mine. The total purchase price amounted to $5.4 million, of which $5.2 million is settled in common shares of First Majestic and $0.2 million in cash. As at December 31, 2015, the Company has paid the $0.2 million and issued $3.7 million in common shares. The remaining balance of $1.5 million in common shares will be issued in three equal annual payments in October based on the Company's volume weighted average market price at the time of the payments.

(e) Other Properties

On July 1, 2014, First Majestic divested its subsidiary, Minera Terra Plata, S.A. de C.V., and its group of exploration properties, which had a carrying value of $3.7 million, to Sundance Minerals Ltd. ("Sundance") (see Note 18).

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.
59

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

16. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment are used in the Company's six operating mine segments.
Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to machinery and equipment when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings[1]	Machinery and Equipment[2]	Assets under Construction	Other	Total
Cost					
At December 31, 2013	$ 83,767	$ 215,296	$ 52,212	$ 9,965	$ 361,240
Additions	13,190	17,129	4,452	2,043	36,814
Transfers and disposals[3]	23,678	5,892	(35,458)	(372)	(6,260)
At December 31, 2014	$ 120,635	$ 238,317	$ 21,206	$ 11,636	$ 391,794
Acquired from SilverCrest (Note 4)	703	64,116	—	—	64,819
Additions	415	4,412	13,499	415	18,741
Transfers and disposals	6,531	9,203	(16,820)	331	(755)
At December 31, 2015	$ 128,284	$ 316,048	$ 17,885	$ 12,382	$ 474,599
Accumulated depreciation, amortization and impairment					
At December 31, 2013	$ (13,918)	$ (50,879)	$ —	$ (5,117)	$ (69,914)
Depreciation and amortization	(5,878)	(28,188)	—	(1,748)	(35,814)
Transfers and disposals	37	5,587	—	451	6,075
Impairment	(9,815)	(15,152)	—	(136)	(25,103)
At December 31, 2014	$ (29,574)	$ (88,632)	$ —	$ (6,550)	$ (124,756)
Depreciation and amortization	(4,976)	(29,791)	—	(1,533)	(36,300)
Transfers and disposals	(423)	(1,356)	—	(42)	(1,821)
Impairment (Note 17)	(25,536)	(26,395)	—	(50)	(51,981)
At December 31, 2015	$ (60,509)	$ (146,174)	$ —	$ (8,175)	$ (214,858)
Carrying values					
At December 31, 2014	$ 91,061	$ 149,685	$ 21,206	$ 5,086	$ 267,038
At December 31, 2015	$ 67,775	$ 169,874	$ 17,885	$ 4,207	$ 259,741

(1) Included in land and buildings is $8.2 million (December 31, 2014 - $6.7 million) of land which is not subject to depreciation.
(2) Included in property, plant and equipment is $25.5 million (December 31, 2014 - $47.4 million) of equipment under finance lease (Note 22).
(3) On January 1, 2014, the commissioning of the 1,000 tpd cyanidation plant at the Del Toro mine was completed as operating levels intended by management have been reached. Accordingly, costs associated with the plant were transferred from assets under construction to buildings, machinery and equipment, with depreciation commencing effective January 1, 2014.

16. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost								
At December 31, 2013	$ —	$ 90,087	$ 92,013	$ 101,876	$ 41,131	$ 17,973	$ 18,160	$ 361,240
Additions	—	12,069	5,019	10,167	5,787	1,977	1,795	36,814
Transfers and disposals	—	(1,797)	(4,160)	1,286	(2,433)	782	62	(6,260)
At December 31, 2014	$ —	$ 100,359	$ 92,872	$ 113,329	$ 44,485	$ 20,732	$ 20,017	$ 391,794
Acquired from SilverCrest (Note 4)	64,819	—	—	—	—	—	—	64,819
Additions	763	6,903	3,738	2,197	3,482	1,055	603	18,741
Transfers and disposals	—	1,815	(325)	(433)	(2,362)	542	8	(755)
At December 31, 2015	$ 65,582	$ 109,077	$ 96,285	$ 115,093	$ 45,605	$ 22,329	$ 20,628	$ 474,599
Accumulated depreciation and amortization and impairment								
At December 31, 2013	$ —	$ (27,842)	$ (23,571)	$ (3,858)	$ (9,549)	$ (2,372)	$ (2,722)	$ (69,914)
Depreciation and amortization	—	(10,119)	(8,107)	(8,947)	(4,722)	(2,512)	(1,407)	(35,814)
Transfers and disposals	—	1,022	3,136	(860)	3,173	(380)	(16)	6,075
Impairment	—	—	—	(11,019)	(7,292)	(6,792)	—	(25,103)
At December 31, 2014	$ —	$ (36,939)	$ (28,542)	$ (24,684)	$ (18,390)	$ (12,056)	$ (4,145)	$ (124,756)
Depreciation and amortization	(2,935)	(11,546)	(8,809)	(5,456)	(5,003)	(1,205)	(1,346)	(36,300)
Transfers and disposals	—	(283)	(619)	(776)	280	(412)	(11)	(1,821)
Impairment (Note 17)	—	(14,545)	(3,687)	(24,580)	—	(2,549)	(6,620)	(51,981)
At December 31, 2015	$ (2,935)	$ (63,313)	$ (41,657)	$ (55,496)	$ (23,113)	$ (16,222)	$ (12,122)	$ (214,858)
Carrying values								
At December 31, 2014	$ —	$ 63,420	$ 64,330	$ 88,645	$ 26,095	$ 8,676	$ 15,872	$ 267,038
At December 31, 2015	$ 62,647	$ 45,764	$ 54,628	$ 59,597	$ 22,492	$ 6,107	$ 8,506	$ 259,741

17. IMPAIRMENT OF NON-CURRENT ASSETS

At December 31, 2015 and 2014, the Company determined there were several indicators of potential impairment on its non-current assets, including the decline in the Company's market capitalization, reduction in market consensus on long-term silver price forecasts during the year and the consequential impact on the Company's reserves and resources. Based on the Company's assessment at December 31, 2015 and 2014, the Company concluded that the following mines and properties had estimated recoverable value, based on their FVLCD, below their carrying value and impairment charges were required:

	YEAR ENDED DECEMBER 31,	
	2015	2014
La Encantada Silver Mine	$ 28,544	$ —
Del Toro Silver Mine	27,427	21,550
La Guitarra Silver Mine	22,438	58,656
La Luz Silver Project	13,973	—
La Parrilla Silver Mine	9,953	—
Plomosas Project	6,086	—
San Martin Silver Mine	—	21,744
Impairment of non-current assets	$ 108,421	$ 101,950
Deferred income tax recovery	(38,218)	(35,938)
Impairment of non-current assets, net of tax	$ 70,203	$ 66,012

60

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

61

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

17. IMPAIRMENT OF NON-CURRENT ASSETS (continued)

The impairment charge recognized for the year ended December 31, 2015 in respect of each CGU was as follows:

	Mining Interests			
	Producing	Exploration	Property, Plant and Equipment	Total
La Encantada Silver Mine	$ 12,543	$ 1,456	$ 14,545	$ 28,544
Del Toro Silver Mine	2,212	635	24,580	27,427
La Guitarra Silver Mine	14,656	5,233	2,549	22,438
La Luz Silver Project	—	7,353	6,620	13,973
La Parrilla Silver Mine	5,803	463	3,687	9,953
Plomosas Project	—	6,086	—	6,086
Impairment of non-current assets	**$ 35,214**	**$ 21,226**	**$ 51,981**	**$ 108,421**

Recoverable values are determined with internal discounted cash flow economic models are projected using management's best estimate of recoverable mineral reserves and resources, future operating costs and capital expenditures, and long-term foreign exchange rates. For mineral resources that were not valued using internal discounted cash flow economic models, FVLCD were estimated based on in-situ value of their resources and exploration potential derived from comparable market transactions.

Metal price assumptions used to determine the recoverable amounts at December 31, 2015 and 2014 are summarized in the following table:

	AT DECEMBER 31, 2015		AT DECEMBER 31, 2014	
Commodity Prices	2016-2019 Average	Long-term	2015-2018 Average	Long-term
Silver (per ounce)	$ 17.19	$ 18.50	$ 19.51	$ 21.50
Gold (per ounce)	$ 1,213	$ 1,250	$ 1,261	$ 1,300
Lead (per pound)	$ 0.89	$ 0.90	$ 1.10	$ 1.00
Zinc (per pound)	$ 0.98	$ 1.00	$ 1.01	$ 0.94

A discount rate of 8.5% (2014 – 8.5%), equivalent to the Company's weighted average cost of capital, was used to determine FVLCD based on internal discounted cash flow economic models of each CGU.

The internal discounted cash flow economic models and in-situ values used to determine FVLCD are significantly affected by changes in key assumptions for future metal prices, capital expenditures, production cost estimates and discount rates. Management's estimate of FVLCD is classified as level 3 in the fair value hierarchy. There has been no material change in the valuation techniques utilized to determine FVLCD in the year ended December 31, 2015.

18. OTHER INVESTMENTS

In 2014, First Majestic received $3.4 million in shares of Sundance Minerals Ltd. ("Sundance"), a privately held exploration company, in exchange for the Company's 100% owned subsidiary, Minera Terra Plata S.A. de C.V., which held a 100% interest in the Penasco Quemado, the La Frazada and the Los Lobos exploration projects. As at December 31, 2014, First Majestic's holdings in Sundance represented 31.7% of its outstanding shares, which presumes the Company to have significant influence for accounting purpose and, as a result, the investment was accounted for as an Investment in Associates.

During the year ended December 31, 2015, Sundance completed various private placements and acquisitions, including a reverse takeover transaction ("RTO"), all of which resulted in First Majestic's holdings being diluted to below 5% in November 2015. Following the RTO, Sundance also changed its name to First Mining Finance Corp. ("First Mining") and became listed on the TSX Venture Exchange under the symbol "FF".

As a result of the dilution of the Company's ownership interest, the Company ceased to have significant influence on First Mining and the investment was reclassified from "investment in associates" to "other financial assets" during the year. Upon reclassification, the value of the investment was recorded at a fair value of $4.1 million based on the market price of First Mining's shares at the date of dilution, resulting in an equity gain of $0.7 million (2014 – loss of $0.2 million) on investment in associates during the year ended December 31, 2015.

Due to certain common directors and officers, First Mining is considered to be a related party of the Company.

19. TRADE AND OTHER PAYABLES

The Company's trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is between 30 to 90 days.

Trade and other payables are comprised of the following items:

	DECEMBER 31, 2015	DECEMBER 31, 2014
Trade payables	$ 28,291	$ 25,948
Accrued liabilities	13,608	14,410
	$ 41,899	**$ 40,358**

20. DEBT FACILITY

As part of the acquisition of SilverCrest on October 1, 2015 (see Note 4), the Company assumed a $20.0 million secured corporate credit facility (the "Credit Facility") with the Bank of Nova Scotia ("Scotiabank"). The Credit Facility matures on July 11, 2016 and is subject to a one year extension by mutual agreement. Depending on SilverCrest's total indebtedness to EBITDA ratio, the interest rate margin on the Credit Facility will, at the Company's election, range from 3.00% to 4.25% over LIBOR. The Credit Facility is also subject to standby fees and interest is currently payable at the rate of 3.23% per annum.

The Credit Facility is principally secured by a pledge of SilverCrest's equity interests in its material subsidiaries, including Nusantara, SilverCrest de Mexico S.A. de C.V., and their assets. The Credit Facility is subject to various qualitative and quantitative covenants, including a current ratio, a debt to EBITDA leverage ratio, interest service coverage ratio and a tangible net worth calculation. As at December 31, 2015, the Company is in compliance with all such covenants.

As at December 31, 2015, $15.0 million of the facility was drawn. During the fourth quarter ended December 31, 2015, the Company incurred $0.1 million in finance costs under the Credit Facility.

21. PREPAYMENT FACILITIES

The Company occasionally enters into prepayment facilities to fund its cash requirements. Under the prepayment facility agreements, the Company receives advance payment by forward selling pre-determined amounts of its lead and zinc concentrate production.

The prepayment facilities are classified as FVTPL financial liabilities and are recorded at fair market value, based on the forward market price of lead and zinc and discounted at effective interest rates between 6.0% to 6.7% based on their respective interest rates at the time the agreements were entered. The actual value of the prepayment facilities at settlement is dependent on the spot market prices of lead and zinc on their maturity dates, which may differ significantly from these estimates. Realized gains or losses are recognized in earnings in the period in which the prepayment facilities are settled. Fair value adjustment gains or losses are recorded as other income.

To mitigate potential exposure to future price increases in lead and zinc, the Company has entered into an agreement with the same lender to purchase call options on lead and zinc futures equivalent to a portion of its production to be delivered under the terms of the prepayment facility agreements. The call options are classified as FVTPL financial assets and recorded at fair market value based on quoted market prices, presented on the statements of financial position on an offsetting basis with the prepayment facilities.

62 AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.
FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements. 63

21. PREPAYMENT FACILITIES (continued)

The Company's prepayment facilities are comprised of:

Metal	Agreement Date	Advance Amount	Interest Rate	Maturity Date	Contract Quantity (MT)	Remaining Quantity (MT)	DECEMBER 31, 2015	DECEMBER 31, 2014
Lead	Dec 2012	$ 24,684	4.34%	Jun 2016	12,158	2,347	$ 4,840	$ 13,189
Lead	Apr 2014	$ 30,000	4.05%	Sept 2017	15,911	12,741	21,675	26,356
Zinc	Dec 2012	$ 25,316	4.34%	Jun 2016	13,176	2,569	4,727	16,431
							$ 31,242	$ 55,976
Remaining repayments								
Less than one year							$ 25,393	$ 29,389
One to three years							13,696	37,230
Gross value of remaining repayments							39,089	66,619
Cumulative mark-to-market adjustment of remaining repayments, including call options							(6,097)	(5,834)
Adjusted value of remaining repayments							32,992	60,785
Less: future finance charges							(1,750)	(4,809)
							$ 31,242	$ 55,976
Statements of Financial Position Presentation								
Current portion of prepayment facilities							$ 19,859	$ 26,329
Non-current portion of prepayment facilities							11,383	29,647
							$ 31,242	$ 55,976

Under the Prepayment Facility agreements, the Company is required to limit its aggregate amount of debt (i.e. debt facility and prepayment facilities) below $135.0 million, excluding finance leases, which may not exceed $75.0 million. As at December 31, 2015, the Company is in compliance with all such covenants.

Subsequent to year end, the Company closed a $60.0 million debt financing agreement, consisting of a $35.0 million term loan and $25.0 million revolving credit facility, with a consortium of lenders. Proceeds from the $35.0 million term loan were used primarily to settle the remaining balances of the Company's existing prepayment facilities and associated call options in February 2016.

22. LEASE OBLIGATIONS

The Company has finance leases for various mine and plant equipment. These leases have terms of 36 to 60 months with interest rates ranging from 4.8% to 6.9%. Assets under finance leases are pledged as security against lease obligations. The following is a schedule of future minimum lease payments due under the Company's finance lease contracts:

	DECEMBER 31, 2015	DECEMBER 31, 2014
Less than one year	$ 10,441	$ 12,883
More than one year but not more than five years	7,700	16,547
Gross payments	18,141	29,430
Less: future finance charges	(1,190)	(2,547)
Present value of minimum lease payments	$ 16,951	$ 26,883
Statement of Financial Position Presentation		
Current portion of lease obligations	$ 9,594	$ 11,428
Non-current portion of lease obligations	7,357	15,455
Present value of minimum lease payments	$ 16,951	$ 26,883

23. DECOMMISSIONING LIABILITIES

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining operation. Movements in decommissioning liabilities during the year ended December 31, 2015 and 2014 are allocated as follow:

	Santa Elena Silver Mine	La Encantada Silver Mine	La Parrilla Silver Mine	Del Toro Silver Mine	San Martin Silver Mine	La Guitarra Silver Mine	La Luz Silver Project	Total
Balance at December 31, 2013	$ —	$ 3,093	$ 1,858	$ 2,809	$ 1,713	$ 1,892	$ 731	$ 12,096
Movements during the year:								
Change in rehabilitation provision	—	1,292	1,003	398	1,083	118	54	3,948
Interest or accretion expense	—	217	141	188	133	122	—	801
Foreign exchange gain	—	(366)	(220)	(331)	(204)	(205)	(35)	(1,361)
Balance at December 31, 2014	$ —	$ 4,236	$ 2,782	$ 3,064	$ 2,725	$ 1,927	$ 750	$ 15,484
Movements during the year:								
Acquired from SilverCrest (Note 4)	2,634	—	—	—	—	—	—	2,634
Change in rehabilitation provision	(105)	(195)	(406)	(3)	(34)	(119)	(266)	(1,128)
Interest or accretion expense	93	213	152	150	148	79	—	835
Foreign exchange gain	—	(629)	(414)	(454)	(405)	(262)	(69)	(2,233)
Balance at December 31, 2015	$ 2,622	$ 3,625	$ 2,114	$ 2,757	$ 2,434	$ 1,625	$ 415	$ 15,592

A provision for decommissioning liabilities is estimated based on management's interpretation of current regulatory requirements and is recognized at the present value of such costs. The expected timing of cash flows in respect of the provision is based on the estimated life of the mining operations. The discount rate is a risk-free rate determined based on Mexican pesos default swap rates ranging between 5.8% to 7.0% (2014 - 4.8% to 6.3%) for the respective estimated life of the operations. The inflation rate used is based on historical Mexican inflation rate of 3.5% (2014 - 4.75%). The present value of reclamation liabilities may be subject to change based on changes to cost estimates, remediation technologies or applicable laws and regulations. Changes in decommissioning liabilities are recorded against mining interests.

24. INCOME TAXES

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the years ended December 31, 2015 and 2014:

	YEAR ENDED DECEMBER 31,	
	2015	2014
Net loss before tax	$ (126,252)	$ (80,937)
Combined statutory tax rate	26.00%	26.00%
Income tax recovery computed at statutory tax rate	$ (32,826)	$ (21,044)
Reconciling items:		
Effect of different foreign statutory tax rates on earnings of subsidiaries	(7,805)	(1,427)
Impact of foreign exchange on deferred income tax assets and liabilities	2,142	(1,411)
Change in unrecognized deferred income tax asset	20,171	3,730
7.5% mining royalty in Mexico	(6,220)	(2,788)
Other non-deductible expenses	3,629	2,686
Impact of inflationary adjustments	2,957	860
Other	124	(95)
Income tax recovery	$ (17,828)	$ (19,489)
Effective tax rate	14.12%	24.08%
Current income tax expense	$ 2,200	$ 7,682
Deferred income tax recovery	(20,028)	(27,171)
Income tax recovery	$ (17,828)	$ (19,489)

64

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.

65

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

24. INCOME TAXES (continued)

For the year ended December 31, 2015, the effective tax rate of 14% (2014 – 24%) was lower than the combined Canadian federal and provincial statutory tax rate primarily due to the change in unrecognized deferred income tax assets, partially offset by the impact of differing tax rates in various tax jurisdictions and change in the initial recognition of the 7.5% mining royalty in Mexico. Deferred income tax assets are recognized for tax losses to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax losses arose.

During the years ended December 31, 2015 and 2014, the movement in deferred tax assets and deferred tax liabilities is shown below:

Deferred tax assets	Losses	Provisions	Deferred tax asset not recognized	Other	Total
At December 31, 2013	**$ 64,554**	**$ 10,161**	**$ (732)**	**$ 27**	**$ 74,010**
Benefit (expense) to income statement	21,043	(1,068)	(3,730)	388	16,633
At December 31, 2014	**$ 85,597**	**$ 9,093**	**$ (4,462)**	**$ 415**	**$ 90,643**
Acquired from SilverCrest	5,228	—	(2,926)	—	2,302
Benefit (expense) to income statement	23,057	(1,005)	(20,172)	(12)	1,868
At December 31, 2015	**$ 113,882**	**$ 8,088**	**$ (27,560)**	**$ 403**	**$ 94,813**

Deferred tax liabilities	Property, plant and equipment and mining interests	Effect of Mexican tax deconsolidation	Other	Total
At December 31, 2013	**$ 169,019**	**$ 31,202**	**$ 8,411**	**$ 208,632**
(Benefit) expense to income statement	(23,408)	(3,494)	11,594	(15,308)
Reclassed to current income taxes payable	—	7,580	—	7,580
At December 31, 2014	**$ 145,611**	**$ 35,288**	**$ 20,005**	**$ 200,904**
Acquired from SilverCrest	2,832	—	2,919	5,751
(Benefit) expense to income statement	(26,828)	(2,433)	5,842	(23,419)
Reclassed to current income taxes payable	—	(2,662)	—	(2,662)
At December 31, 2015	**$ 121,615**	**$ 30,193**	**$ 28,766**	**$ 180,574**

Statements of Financial Position Presentation	
Deferred income tax liabilities	$ 110,261
At December 31, 2014	**$ 110,261**
Deferred income tax assets	$ 34,353
Deferred income tax liabilities	120,114
At December 31, 2015	**$ 85,761**

66
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.
FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

24. INCOME TAXES (continued)

As at December 31, 2015 and 2014, the Company has available Canadian and Mexican non-capital tax losses, which if not utilized will expire as follows:

Year of expiry	Canadian non-capital losses	Mexican non-capital losses	DECEMBER 31, 2015	DECEMBER 31, 2014
2016	$ —	$ 4,213	$ 4,213	$ 4,823
2017	—	14,659	14,659	16,776
2018	—	24,510	24,510	28,056
2019	875	10,734	11,609	12,287
2020	802	504	1,306	311
2021	1,053	28,198	29,251	32,153
2022	1,443	45,972	47,415	62,888
2023	242	31,985	32,227	35,866
2024	—	83,565	83,565	79,680
2025	—	112,909	112,909	—
2028	2,094	—	2,094	1,426
2031	—	—	—	1,715
2032	1,437	—	1,437	—
2035	5,913	—	5,913	—
Total	**$ 13,859**	**$ 357,249**	**$ 371,108**	**$ 275,981**

At December 31, 2015, the Company recognized $19.1 million (2014 - $13.9 million) of net deferred tax assets in entities that have had a loss for tax purposes in either 2015 or 2014, or both. In evaluating whether it is probable that sufficient taxable income will be generated to realize the benefit of these deferred tax assets, the Company considered all available evidence, including approved budgets, forecasts and business plans and, in certain cases, tax planning opportunities.

The Mexico tax reform enacted in December 2013 also abolished the previous tax consolidation regime effective as of January 1, 2014 and requires consolidated groups to deconsolidate. The tax deconsolidation results in the availability of entity level loss carryforwards that were previously used to shelter taxable income of other group companies. As at December 31, 2015, the Company has total entity level non-capital loss carryforwards of $357.2 million (2014 - $272.8 million) for Mexican income tax purposes that may be carried forward to reduce taxable income.

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2015 is $192.7 million (2014 - $196.0 million).

25. SHARE CAPITAL

(a) Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company's issued and outstanding capital during the year is summarized in the consolidated statements of changes in equity.

In April 2015, the Company closed a private placement by issuing an aggregate of 4,620,000 common shares at a price of CAD$6.50 per common share for gross proceeds of $24.5 million (CAD$30.0 million), or net proceeds of $23.0 million (CAD$28.1 million) after share issuance costs.

In October 2015, the Company completed an arrangement agreement to acquire all of the issued and outstanding shares of SilverCrest by issuing 33,141,663 common shares at a price of $3.12 (CAD$4.13) based on the Company's quoted market price as at the acquisition date. See Note 4 for details.

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.
67

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

25. SHARE CAPITAL (continued)

(b) Stock options

Under the terms of the Company's Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes information about stock options outstanding as at December 31, 2015:

	Options Outstanding			Options Exercisable		
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD$/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD$/Share)	Weighted Average Remaining Life (Years)
2.01 - 5.00	255,380	4.48	3.89	55,380	4.23	0.46
5.01 - 10.00	4,827,866	6.46	3.28	2,399,361	6.54	2.62
10.01 - 15.00	2,388,392	10.73	3.07	1,257,812	10.73	3.00
15.01 - 20.00	1,328,400	16.69	0.96	1,328,400	16.69	0.96
20.01 - 25.40	1,616,216	21.63	1.96	1,616,216	21.63	1.96
	10,416,254	11.05	2.75	6,657,169	13.00	2.18

The movements in stock options issued during the years ended December 31, 2015 and 2014 are summarized as follows:

	YEAR ENDED DECEMBER 31, 2015		YEAR ENDED DECEMBER 31, 2014	
	Number of Options	Weighted Average Exercise Price (CAD$/Share)	Number of Options	Weighted Average Exercise Price (CAD$/Share)
Balance, beginning of the year	6,084,458	15.24	5,208,520	16.85
Granted[(1)]	5,346,702	6.35	2,549,142	10.57
Exercised	—	—	(372,500)	4.29
Cancelled or expired	(1,014,906)	11.43	(1,300,704)	15.67
Balance, end of the year	**10,416,254**	**11.05**	**6,084,458**	**15.24**

(1) Includes 2,647,147 replacement stock options granted at a weighted average exercise price of $6.59 per share as part of consideration for the acquisition of SilverCrest (See note 4).

During the year ended December 31, 2015, the aggregate fair value of stock options granted was CAD$6.5 million (2014 – CAD$8.4 million), or a weighted average fair value of CAD$1.21 per stock option granted (2014 – CAD$3.30).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

Assumption	Based on	YEAR ENDED DECEMBER 31, 2015	YEAR ENDED DECEMBER 31, 2014
Risk-free interest rate (%)	Yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options' expected life	0.80	1.44
Expected life (years)	Average of the expected vesting term and expiry term of the option	2.40	3.38
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	45.07	41.20
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	0.00	0.00

68
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.
FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

25. SHARE CAPITAL (continued)

(b) Stock options (continued)

No options were exercised in the year ended December 31, 2015. The weighted average closing share price at date of exercise for the year ended December 31, 2014 was CAD$8.85.

In October 2015, in connection with the arrangement agreement to acquire SilverCrest (see Note 4), the Company issued 2,647,147 fully vested replacement stock options to option holders of SilverCrest with an aggregate fair value of $0.8 million (CAD$1.1 million).

The following weighted average assumptions were used in estimating the fair value of these replacement stock options using the Black-Scholes Option Pricing Model:

Assumption	Based on	Amount
Risk-free interest rate (%)	Yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options' expected life	0.52
Expected life (years)	Average of the expected vesting term and expiry term of the option	1.41
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	46.00
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	0.00

(c) Share repurchase program

The Company has a share repurchase program to repurchase up to 5,879,732 of its common shares, which represents approximately 5% of the Company's issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange. No shares were repurchased during the year ended December 31, 2015. During the year ended December 31, 2014, the Company repurchased and cancelled 140,000 shares for a total consideration of $1.0 million.

26. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company's financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a) Fair value and categories of financial instruments

Financial instruments included in the audited consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm's-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company's financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.
69

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

26. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a) Fair value and categories of financial instruments (continued)

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Cash equivalents (short-term investments)	Assumed to approximate carrying value
Trade receivables (related to concentrate sales)	Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)
Marketable securities Silver futures derivatives Foreign exchange derivatives	Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position
Prepayment facilities	Based on observable forward price curve of lead and zinc per London Metal Exchange (Level 2). Related call options are valued based on unadjusted quoted prices for identical assets in an active market (Level 1) as at the date of statements of financial position

Financial Instruments Measured at Amortized Costs	Valuation Method
Cash and cash equivalents Trade and other receivables Trade and other payables	Approximated carrying value due to their short-term nature
Finance leases Debt facility	Assumed to approximate carrying value

The following table presents the Company's fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	DECEMBER 31, 2015			DECEMBER 31, 2014		
		Fair value measurement			Fair value measurement	
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets						
Trade receivables	$ 2,233	$ —	$ 2,233	$ 4,741	$ —	$ 4,741
Marketable securities	5,701	5,701	—	2,460	2,460	—
Financial liabilities						
Prepayment facilities	$ 31,242	$ (1,750)	$ 32,992	$ 55,976	$ (1,132)	$ 57,108
Debt facility	15,000	—	15,000	—	—	—

There were no transfers between levels 1, 2 and 3 during the years ended December 31, 2015 and 2014.

(b) Capital risk management

The Company's objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company's Board of Directors.

70 AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements.
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2015

26. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(b) Capital risk management (continued)

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facility, prepayment facilities, lease obligations, net of cash and cash equivalents as follows:

	DECEMBER 31, 2015	DECEMBER 31, 2014
Equity	$ 544,719	$ 520,533
Debt facility	15,000	—
Prepayment facilities	31,242	55,976
Lease obligations	16,951	26,883
Less: cash and cash equivalents	(51,018)	(40,345)
	$ 556,894	**$ 563,047**

The Company's investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facility (Note 20) and prepayment facility agreements (Note 21). As at December 31, 2015 and December 31, 2014, the Company was in compliance with these covenants.

(c) Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company's credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables (Note 12).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international customers. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through one international organization with good credit ratings. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company's maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2015
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of the audited consolidated financial statements. 71

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

26. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c) Financial risk management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and contractual obligations.

The following table summarizes the maturities of the Company's financial liabilities and commitments based on the undiscounted contractual cash flows:

	Carrying Amount as at December 31, 2015	Contractual Cash Flows	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$ 41,899	$ 41,899	$ 41,899	$ —	$ —	$ —
Debt facility	15,000	15,000	15,000	—	—	—
Prepayment facilities	31,242	39,089	25,393	13,696	—	—
Finance lease obligations	16,951	18,141	10,441	7,640	60	—
	$ 105,092	$ 114,129	$ 92,733	$ 21,336	$ 60	$ —

At December 31, 2015, the Company had working capital of $15.6 million (2014 – deficit of $0.2 million). The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

Currency risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company's net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company's net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

					December 31, 2015		December 31, 2014	
	Cash and cash equivalents	Trade and other receivables	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$ 1,980	$ 1,297	$ (1,027)	$ —	$ 2,250	$ 225	$ 6,791	$ 679
Mexican peso	1,894	20,643	(18,258)	3,675	7,954	795	(12,430)	(1,243)
	$ 3,874	$ 21,940	$ (19,285)	$ 3,675	$ 10,204	$ 1,020	$ (5,639)	$ (564)

26. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c) Financial risk management (continued)

Commodity price risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company's revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company's control. The Company does not use derivative instruments to hedge its commodity price risk to silver but has forward sales agreements to sell a portion of its lead and zinc production at a fixed price (see Note 21). The Company purchased call options on lead and zinc futures to mitigate potential exposure to future price increases in lead and zinc for its lead and zinc forward sales agreements.

The following table summarizes the Company's exposure to commodity price risk and their impact on net earnings:

DECEMBER 31, 2015	Silver	Gold	Lead	Zinc	Effect of +/- 10% change in metal prices
Metals subject to provisional price adjustments	$ 428	$ 44	$ 201	$ 77	$ 750
Metals in doré and concentrates inventory	174	198	36	18	426
Prepayment facilities (Note 18)	—	—	(2,833)	(480)	(3,313)
	$ 602	$ 242	$ (2,596)	$ (385)	$ (2,137)

DECEMBER 31, 2014	Silver	Gold	Lead	Zinc	Effect of +/- 10% change in metal prices
Metals subject to provisional price adjustments	$ 969	$ 48	$ 938	$ 109	$ 2,064
Metals in doré and concentrates inventory	86	13	6	—	105
Prepayment facilities	—	—	(4,204)	(1,670)	(5,874)
	$ 1,055	$ 61	$ (3,260)	$ (1,561)	$ (3,705)

Interest rate risk

The Company is exposed to interest rate risk on its short-term investments and Credit Facility. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company's interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at December 31, 2015, the Company's exposure to interest rate risk on interest bearing liabilities is limited to its Credit Facility. The prepayment facilities and finance leases bear interest at fixed rates.

Based on the Company's interest rate exposure at December 31, 2015, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

72   AUDITED CONSOLIDATED FINANCIAL STATEMENTS   FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2015

The accompanying notes are an integral part of the audited consolidated financial statements.

FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2015   AUDITED CONSOLIDATED FINANCIAL STATEMENTS   73

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

27. SUPPLEMENTAL CASH FLOW INFORMATION

	Note	Year Ended December 31, 2015	2014
Adjustments to reconcile net earnings to operating cash flows before movements in working capital:			
Loss from silver derivatives and marketable securities		$ 634	$ 690
Gain on fair value adjustment on prepayment facilities	21	(2,713)	(4,985)
Equity gain on investment in associates	18	(679)	—
Impairment of marketable securities		—	538
Reversal of deferred litigation gain		—	(14,127)
Unrealized foreign exchange gain and other		(6,230)	(4,585)
		$ (8,988)	**$ (22,469)**
Net change in non-cash working capital items:			
(Increase) decrease in trade and other receivables		$ (1,922)	$ 8,415
Decrease in inventories		6,415	9,136
Decrease in prepaid expenses and other		428	1,384
Increase in income taxes payable		2,109	5,093
(Decrease) increase in trade and other payables		(6,295)	8,624
		$ 735	**$ 32,652**

	Note	Year Ended December 31, 2015	2014
Non-cash investing and financing activities:			
Assets acquired by finance lease		$ (1,823)	$ (2,418)
Settlement of other liabilities with common shares	15(d)	(500)	(500)
Acquisition of mining interests with common shares	15(d)	—	(2,820)
Transfer of share-based payments reserve upon exercise of options		228	741
		$ (2,095)	**$ (4,997)**

28. CONTINGENCIES AND OTHER MATTERS

Due to the size, complexity and nature of the Company's operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

MEXICAN FEDERAL LABOUR LAW

In 2012, the Mexican government introduced changes to the federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to workers' participation benefits. These amendments may have an effect on the distribution of profits to workers and result in additional financial obligations to the Company. The Company continues to be in compliance with the federal labour law and believes that these amendments will not result in any new material obligations. Based on this assessment, the Company has not accrued any provisions as at December 31, 2015. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

74 AUDITED CONSOLIDATED FINANCIAL STATEMENTS The accompanying notes are an integral part of the audited consolidated financial statements. FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2015

28. CONTINGENCIES AND OTHER MATTERS (continued)

FIRST SILVER LITIGATION

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the "Court"), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the "Defendant"). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $58.9 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2015, the Company has not accrued any of the remaining $58.9 million (CAD$81.5 million) unpaid judgment in favour of the Company.

29. SUBSIDIARIES AND ASSOCIATES

Details of the Company's significant subsidiaries and associates at December 31, 2015 and 2014 are as follows:

Name of subsidiary	Principal activity	Place of incorporation and operation	2015 % Ownership	2014 % Ownership
First Majestic Silver Corp.	Holding company and bullion sales	Canada	100%	100%
Corporación First Majestic, S.A. de C.V.	Holding company	Mexico	100%	100%
First Majestic Plata, S.A. de C.V.	Silver mining company	Mexico	100%	100%
Minera El Pilón, S.A. de C.V.	Silver mining company	Mexico	100%	100%
Minera La Encantada, S.A. de C.V.	Silver mining company	Mexico	100%	100%
La Encantada Procesadora de Minerales S.A. de C.V.	Silver mining company	Mexico	100%	0%
Nusantara de Mexico, S.A. de C.V.	Silver mining company	Mexico	100%	0%
First Majestic Del Toro, S.A. de C.V.	Silver mining company	Mexico	100%	100%
La Guitarra Compañia Minera, S.A. de C.V.	Silver mining company	Mexico	100%	100%
Minera Real Bonanza, S.A. de C.V.	Silver exploration company	Mexico	100%	100%
Minera La Rastra, S.A. de C.V.	Silver exploration company	Mexico	100%	100%
Minera Los Amoles, S.A. de C.V.	Silver exploration company	Mexico	100%	100%
SilverCrest de Mexico, S.A. de C.V.	Silver exploration company	Mexico	100%	0%
Majestic Services, S.A. de C.V.	Service company	Mexico	100%	100%
Mantenimiento Central Para Equipo Minero, S.A. de C.V.	Service company	Mexico	100%	100%
SVL Minerals Ltd.	Holding company	Canada	100%	0%
NorCrest Silver Inc.	Holding company	Canada	100%	0%
FMS Investment Cooperatië UA	Investment company	Netherlands	100%	100%
FMS Investco B.V.	Investment company	Netherlands	100%	100%
FMS Trading AG	Metals trading company	Switzerland	100%	100%
FMS Capital AG	Treasury company	Switzerland	100%	100%

FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2015 AUDITED CONSOLIDATED FINANCIAL STATEMENTS The accompanying notes are an integral part of the audited consolidated financial statements. 75

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

30. KEY MANAGEMENT COMPENSATION

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers was as follows:

	YEAR ENDED DECEMBER 31, 2015	2014
Salaries, bonuses, fees and benefits		
Independent members of the Board of Directors	$ 705	$ 753
Other members of key management	2,096	2,357
Share-based payments		
Independent members of the Board of Directors	480	755
Other members of key management	1,604	3,005
	$ 4,885	**$ 6,870**

31. SUBSEQUENT EVENTS

The following significant events occurred subsequent to December 31, 2015:

a) In February 2016, the Company closed a $60.0 million debt financing agreement, consisting of a $35.0 million term loan and $25.0 million revolving credit facility, with a consortium of lenders. The three year term loan includes a six month repayment holiday and bears an interest rate of LIBOR plus an applicable range from 3.25% to 4.00%, depending on certain financial parameters of the Company. Proceeds from the $35.0 million term loan were used primarily to settle the remaining balance of the Company's lead and zinc prepayment facilities and associated call options. The revolving credit facility expires in three years and bears the same interest rate as the term loan, and a relevant standby fee from 0.81% to 1.00% for the undrawn portion of the facility. The revolving credit facility was used to settle the SilverCrest $15.0 million credit line with the remainder available for general working capital purposes, if needed. As security for the debt financing agreement, the lenders have secured all of the assets of the Company with the exception of La Encantada and San Martin.

b) 75,284 common shares were issued for settlement of liabilities;

c) 2,931,002 five year stock options with an average exercise price of CAD$4.82 were granted; and

d) 262,957 stock options were cancelled or expired.

Pursuant to the above subsequent events, the Company has 155,663,522 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors (see Note 2).

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2015

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. ("First Majestic" or "the Company") for the year ended December 31, 2015, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). All dollar amounts are expressed in United States ("US") dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of February 24, 2016 unless otherwise stated.

BUSINESS OVERVIEW

First Majestic is a mining company focused on silver production in México, pursuing the development of its existing mineral property assets and acquiring new assets. During the year ended December 31, 2015, the Company owned and operated six producing silver mines: the La Encantada Mine, La Parrilla Mine, Del Toro Mine, San Martin Mine, the La Guitarra Mine and the recently acquired Santa Elena Mine (see "Acquisition of SilverCrest Mines Inc." below).

First Majestic is publicly listed on the New York Stock Exchange under the symbol "AG", on the Toronto Stock Exchange under the symbol "FR", on the Mexican Stock Exchange under the symbol "AG" and on the Frankfurt Stock Exchange under the symbol "FMV".

2015 FOURTH QUARTER AND ANNUAL PERFORMANCE

Key Performance Metrics	2015-Q4	2015-Q3	Change	2014-Q4	Change	2015-FY	2014-FY	Change
Operational								
Ore Processed / Tonnes Milled	**883,377**	675,032	31%	683,528	29%	**2,852,655**	2,613,411	9%
Silver Ounces Produced	**3,055,442**	2,593,309	18%	3,074,567	(1%)	**11,142,109**	11,748,721	(5%)
Silver Equivalent Ounces Produced	**4,820,408**	3,558,035	35%	4,247,527	13%	**16,086,271**	15,257,958	5%
Cash Costs per Ounce(1)	**$6.04**	$8.77	(31%)	$8.51	(29%)	**$7.87**	$9.58	(18%)
All-in Sustaining Cost per Ounce(1)	**$11.28**	$14.41	(22%)	$14.43	(22%)	**$13.43**	$17.71	(24%)
Total Production Cost per Tonne(1)	**$41.44**	$41.81	(1%)	$47.15	(12%)	**$43.98**	$51.53	(15%)
Average Realized Silver Price per Ounce ($/eq. oz.)(1)	**$15.21**	$15.16	0%	$16.30	(7%)	**$16.06**	$18.69	(14%)
Financial (in $millions)								
Revenues	**$66.0**	$44.7	48%	$72.5	(9%)	**$219.4**	$245.5	(11%)
Mine Operating Earnings (Loss)(2)	**$3.9**	($3.6)	208%	$5.8	(33%)	**$8.7**	$30.2	(71%)
Impairment of non-current assets	**$108.4**	$0.0	100%	$102.0	6%	**$108.4**	$102.0	6%
Net Loss	**($103.0)**	($1.8)	(5684%)	($64.6)	(59%)	**($108.4)**	($61.4)	(76%)
Operating Cash Flows before Working Capital and Taxes(2)	**$17.5**	$8.4	108%	$21.1	(17%)	**$59.7**	$74.4	(20%)
Cash and Cash Equivalents	**$51.0**	$26.1	95%	$40.3	27%	**$51.0**	$40.3	27%
Working Capital (Deficit)(1)	**$15.6**	($13.0)	220%	($2.9)	637%	**$15.6**	($2.9)	637%
Shareholders								
Loss per Share ("EPS") - Basic	**($0.66)**	($0.01)	(4456%)	($0.55)	(21%)	**($0.84)**	($0.52)	(60%)
Adjusted EPS(1)	**($0.02)**	($0.06)	69%	$0.04	(154%)	**($0.11)**	$0.07	(261%)
Cash Flow per Share(1)	**$0.11**	$0.07	64%	$0.18	(37%)	**$0.46**	$0.63	(27%)

(1) The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See "Non-GAAP Measures" on pages 107 to 113 for a reconciliation of non-GAAP to GAAP measures.

(2) The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See "Additional GAAP Measures" on page 113.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year and quarter ended December 31, 2015

2015 FOURTH QUARTER HIGHLIGHTS

Fourth Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	254,625	242,109	149,504	111,448	83,442	42,249	883,377
Silver Ounces Produced	673,969	714,057	605,605	331,225	485,227	245,358	3,055,442
Silver Equivalent Ounces Produced	1,506,405	716,023	1,051,679	586,672	576,675	382,953	4,820,408
Cash Costs per Ounce	($2.84)	$11.00	$7.18	$9.25	$7.20	$7.02	$6.04
All-in Sustaining Cost per Ounce	$1.44	$14.29	$9.98	$11.30	$9.83	$14.24	$11.28
Total Production Cost per Tonne	$44.45	$30.92	$38.99	$45.22	$54.22	$57.02	$41.44

CORPORATE DEVELOPMENT AND OTHER

- On October 1, 2015, the Company completed its acquisition of all of the issued and outstanding shares of SilverCrest for total consideration of $104.1 million. SilverCrest's Santa Elena Mine is now First Majestic's sixth producing silver mine, adding further growth potential and diversity to the Company's portfolio of Mexican projects. It also strengthened the Company's liquidity by contributing approximately $29.4 million in net working capital, including $28.2 million in cash, on October 1, 2015.

- In February 2016, the Company closed a $60.0 million debt financing agreement, consisting of a $35.0 million term loan and $25.0 million revolving credit facility, with a consortium of lenders. The three year term loan includes a six month repayment holiday and bears an interest rate of LIBOR plus an applicable range from 3.25% to 4.00%, depending on certain financial parameters of the Company. Proceeds from the $35.0 million term loan were used primarily to settle the remaining balance of the Company's BAML lead and zinc prepayment facilities and associated call options. The revolving credit facility expires in three years and bears the same interest as the term loan, and a relevant standby fee from 0.81% to 1.00% for the undrawn portion of the facility. The revolving credit facility was used to replace SilverCrest's $15.0 million credit line with the remainder available for general working capital purposes, if needed. As security for the debt financing agreement, the lenders have secured all of the assets of the Company with the exception of La Encantada and San Martin.

OPERATIONAL

- In the fourth quarter, the Company produced a total of 3,055,442 ounces of silver and 4,820,408 ounces of silver equivalents, an increase of 18% and 35%, respectively, compared to the third quarter of 2015. The increase in production was primarily attributed to the acquisition of the Santa Elena mine on October 1, 2015, which contributed 1,506,405 silver equivalent ounces of production in the fourth quarter.

- Cash costs per ounce and all-in sustaining cost per ounce ("AISC") in the fourth quarter were $6.04 and $11.28, a decrease of 31% and 22%, respectively, compared to the previous quarter. Improvements in consolidated cash costs and all-in sustaining costs per ounce were primarily attributed to the recently acquired Santa Elena Silver Mine, which exceeded guidance by producing 673,969 silver ounces and 11,110 ounces of gold for a total quarterly production of 1,506,405 silver equivalent ounces at a negative cash cost per payable silver ounce of ($2.84) and AISC of $1.44 per ounce. Excluding Santa Elena, consolidated cash costs and AISC in the fourth quarter would have been $8.59 and $14.23 per ounce, consistent with $8.77 and $14.41 in the previous quarter.

FINANCIAL

- Generated revenues of $66.0 million in the quarter, a decrease of 9% or $6.5 million compared to the fourth quarter of 2014 primarily due to a 7% reduction in average realized silver price.

- The Company recognized a mine operating earnings of $3.9 million compared to earnings of $5.8 million in the fourth quarter of 2014. Mine operating earnings were primarily affected by a decline in silver prices compared to the same quarter of the prior year.

- The Company recorded an impairment charge of $108.4 million, or $70.2 million net of tax, on certain operations and development projects due to the decline in market consensus on long-term silver price forecasts during the year and the consequential impact on the Company's reserves and resources.

- Generated a net loss of $103.0 million (loss per share of $0.66) compared to a net loss of $64.6 million (loss per share of $0.55) in the fourth quarter of 2014. Net loss incurred during the quarter was primarily due to a $108.4 million impairment of non-current assets, a $3.3 million loss on fair value adjustment of prepayment facility, $2.1 million in acquisition costs related to the acquisition of SilverCrest Mines Inc. and $0.5 million foreign exchange losses.

- Cash flow from operations before movements in working capital and income taxes in the quarter was $17.5 million ($0.11 per share) compared to $21.1 million ($0.18 per share) in the fourth quarter of 2014, primarily due to a decrease in mine operating earnings, due to lower silver prices.

2015 ANNUAL HIGHLIGHTS

Annual Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	254,625	851,567	667,702	555,564	349,193	174,003	2,852,655
Silver Ounces Produced	673,969	2,529,785	2,434,095	2,261,633	2,296,965	945,662	11,142,109
Silver Equivalent Ounces Produced	1,506,405	2,539,440	4,036,398	3,824,241	2,722,059	1,457,728	16,086,271
Cash Costs per Ounce	($2.84)	$13.01	$8.95	$6.19	$6.29	$6.86	$7.87
All-in Sustaining Cost per Ounce	$1.44	$16.47	$12.88	$8.63	$9.22	$13.42	$13.43
Total Production Cost per Tonne	$44.45	$36.75	$42.35	$45.85	$56.80	$53.27	$43.98

OPERATIONAL

- In 2015, the Company produced a total of 16,086,271 ounces of silver equivalents, an increase of 5% compared to the previous year. The increase in production was primarily attributed to the acquisition of the Santa Elena mine on October 1, 2015, which contributed 1,506,405 silver equivalent ounce of production since acquisition in the fourth quarter. This was offset by a decrease of 1,192,212 silver equivalent ounces production from La Encantada, as the Company focused on extracting lower cost ore in the breccia areas during the year, which have lower head grades.

- Total ore processed during the year amounted to 2,852,655 tonnes, reflecting a 9% increase compared to the previous year. The increase in tonnes was primarily due to the acquisition of Santa Elena on October 1, 2015, which processed 254,625 tonnes during the period. Total production cost per tonne during the year was $43.98, a 15% decrease compared to $51.53 per tonne in the previous year. The decrease in production cost were primarily attributed to the Company's ongoing efforts to reduce costs and the weakening of the Mexican pesos against the U.S. dollar.

- Cash costs per ounce and all-in sustaining cost per ounce ("AISC") in 2015 were $7.87 and $13.43 respectively, an improvement of 18% and 24%, respectively, compared to $9.58 and $17.71 in the previous year. The decrease in cash costs and all-in sustaining costs were reflective of the Company's ongoing effort to reduce production costs, weakening of the Mexican pesos against the U.S. dollar, as well as the addition of the Santa Elena Silver Mine to the Company's portfolio of assets, which became the Company's lowest cost mine. Cash costs and AISC during the year also included $0.9 million, or $0.08 per ounce, in relation to severance costs.

FINANCIAL

- Generated revenues of $219.4 million during the year, a decrease of 11% or $26.0 million compared to 2014 primarily due to a 14% reduction in average realized silver price, partially offset by 7% increase in payable silver equivalent ounces sold.

- In 2015, the Company recognized mine operating earnings of $8.7 million compared to earnings of $30.2 million in the prior year. Mine operating earnings were primarily affected by a decline in silver prices compared to the prior year and higher depletion, depreciation and amortization as a result of reduction in the life of mines compared to the previous year due to change in Reserves and Resources from higher cut-off grades.

- Generated a net loss of $108.4 million (loss per share of $0.84) compared to a net loss of $61.4 million (loss per share of $0.52) in 2014. The increase in net loss was primarily due to lower mine operating earnings, a $108.4 million impairment of non-current assets and $2.1 million in acquisition costs related to the acquisition of SilverCrest Mines Inc. Prior year's net earnings also included a $14.1 million gain related to the First Silver litigation.

- Cash flows from operations before movements in working capital and income taxes in the quarter was $59.7 million ($0.46 per share) compared to $74.4 million ($0.63 per share) in 2014, primarily due to a decrease in mine operating earnings, which were due to lower silver prices.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year and quarter ended December 31, 2015

2016 PRODUCTION OUTLOOK AND COST GUIDANCE

For 2016, the Company anticipates silver production will range between 12.0 to 13.3 million ounces (17.8 to 19.8 million silver equivalent ounces). This compares to 2015 silver production of 11.1 million ounces (16.1 million silver equivalent ounces). The increase is primarily due to the addition of a full year's worth of production from Santa Elena offset by lower production levels forecasted for Del Toro and San Martin.

A mine-by-mine breakdown of the 2016 production guidance is included in the table below. Cash cost and AISC guidance is shown per payable silver ounce. The production outlook includes the impact of the gold streaming agreement with Sandstorm Gold Ltd. (see "Santa Elena Silver Mine"). Metal price assumptions for calculating equivalents are: silver: $14.00/oz, gold: $1,000/oz, lead: $0.75 /lb, zinc: $0.75 /lb.

Anticipated Operating Parameters	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Tonnes processed ('000s)	950 - 1,056	1,115 - 1,128	530 - 589	465 - 517	284 - 316	166 - 184	3,510 - 3,790
Silver ounces ('000s)	2,048 - 2,276	2,744 - 3,049	2,649 - 2,944	1,851 - 2,057	1,658 - 1,842	1,063 - 1,182	12,013 - 13,350
Gold ounces	35,396 - 39,329	—	298 - 331	—	3,342 - 3,713	7,092 - 7,880	46,128 - 51,253
Pounds of lead ('000s)	—	—	11,162 - 12,402	23,599 - 26,221	—	—	34,761 - 38,623
Pounds of zinc ('000s)	—	—	11,896 - 13,218	—	—	—	11,896 - 13,218
Silver equivalent ounces ('000s)	4,576 - 5,085	2,744 - 3,049	3,906 - 4,340	3,116 - 3,462	1,897 - 2,108	1,570 - 1,745	17,809 - 19,788
Average silver grade (g/t)	79	145	190	170	239	241	149
Average recoveries (%)	85%	58%	82%	73%	76%	83%	73%
Cash cost per ounce	$3.12 - $3.72	$10.13 - $10.46	$6.25 - $6.68	$8.39 - $8.99	$8.29 - $8.84	$5.01 - $5.56	$7.11 - $7.60
Sustaining capital per ounce	$5.99 - $6.65	$1.78 - $1.98	$3.27 - $3.64	$2.66 - $2.95	$2.40 - $2.65	$5.29 - $5.88	$3.48 - $3.87
Expansionary capital per ounce	$0.58 - $0.64	$0.41 - $0.45	$2.00 - $2.22	$1.92 - $2.13	$1.82 - $2.03	$1.82 - $2.02	$1.43 - $1.59
Production cost per tonne	$37.96 - $39.22	$25.94 - $26.80	$35.54 - $37.52	$41.09 - $43.38	$56.97 - $60.14	$48.32 - $51.68	$36.52 - $38.18

The Company is projecting its 2016 AISC per ounce, as defined by the World Gold Council, to be within a range of $12.29 to $13.36 on a consolidated per payable silver ounce basis. Excluding non-cash items, the Company anticipates its 2016 AISC to be within a range of $11.82 to $12.84 per payable silver ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation ($/Ag Oz)	FY 2016
Total Cash Costs per Payable Silver Ounce	7.11 - 7.60
General and Administrative Costs	1.24 - 1.37
Sustaining Development Costs	1.92 - 2.14
Sustaining Property, Plant and Equipment Costs	1.19 - 1.32
Sustaining Exploration Costs	0.37 - 0.42
Share-based Payments (non-cash)	0.38 - 0.42
Accretion of Decommissioning Liabilities (non-cash)	0.09 - 0.10
All-In Sustaining Costs: (WGC definition)	12.29 - 13.36
All-In Sustaining Costs: (WGC excluding non-cash items)	11.82 - 12.84

In 2016, the Company plans to invest approximately $63.8 million in capital expenditures consisting of $45.3 million for sustaining requirements and $18.5 million for expansionary projects. A total of approximately $16.7 million will be spent on property, plant and equipment, $35.2 million towards underground development, $9.9 million in exploration and $2.0 million towards corporate projects. This total represents a significant reduction in budgeted capital expenditures compared to the prior year. Management has the flexibility to make adjustments to the 2016 budget should metal prices vary dramatically in 2016.

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

Production Highlights	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1
Ore processed/tonnes milled								
La Encantada	242,109	252,377	189,811	167,270	186,411	169,659	183,177	181,924
La Parrilla	149,504	166,815	178,736	172,647	175,830	178,252	171,617	186,216
Del Toro	111,448	124,093	162,089	157,934	175,552	134,474	174,645	144,822
San Martin	83,442	87,883	89,506	88,362	96,651	92,498	96,278	78,524
La Guitarra	42,249	43,864	42,494	45,396	49,084	46,313	45,307	46,177
Santa Elena	254,625	—	—	—	—	—	—	—
Consolidated	883,377	675,032	662,637	631,609	683,528	621,196	671,024	637,663
Silver equivalent ounces produced								
La Encantada	716,023	669,994	605,299	548,124	792,605	813,701	1,079,122	1,046,224
La Parrilla	1,051,679	919,167	985,107	1,080,445	1,159,177	1,168,240	1,142,432	1,203,337
Del Toro	586,672	750,458	1,159,484	1,327,628	1,264,751	712,860	899,710	801,460
San Martin	576,675	766,733	696,580	682,071	698,605	584,822	510,697	324,137
La Guitarra	382,953	451,684	356,089	267,002	332,389	243,913	223,262	256,514
Santa Elena	1,506,405	—	—	—	—	—	—	—
Consolidated	4,820,408	3,558,035	3,802,558	3,905,270	4,247,527	3,523,536	3,855,223	3,631,672
Silver ounces produced								
La Encantada	714,057	668,124	602,869	544,735	788,369	806,055	1,073,636	1,043,573
La Parrilla	605,605	585,414	620,839	622,237	646,283	705,928	716,045	808,196
Del Toro	331,225	424,413	664,969	841,026	817,754	495,714	730,580	646,669
San Martin	485,227	642,473	597,328	571,937	592,698	509,046	449,045	282,829
La Guitarra	245,358	272,885	230,499	196,920	229,463	163,696	128,912	114,230
Santa Elena	673,969	—	—	—	—	—	—	—
Consolidated	3,055,442	2,593,309	2,716,503	2,776,855	3,074,567	2,680,439	3,098,218	2,895,497
Cash cost per ounce								
La Encantada	$ 11.00	$ 12.64	$ 14.65	$ 14.27	$ 11.50	$ 11.39	$ 8.67	$ 8.67
La Parrilla	7.18	10.11	10.72	7.75	7.42	5.87	5.76	6.21
Del Toro	9.25	8.91	4.34	5.09	7.03	15.94	14.70	16.50
San Martin	7.20	5.62	6.25	6.29	7.32	9.60	10.02	12.94
La Guitarra	7.02	3.62	6.74	11.28	9.45	10.91	9.48	2.14
Santa Elena	(2.84)	—	—	—	—	—	—	—
Consolidated	$ 6.04	$ 8.77	$ 8.74	$ 8.22	$ 8.51	$ 10.41	$ 9.63	$ 9.88
All-in sustaining cost per ounce								
La Encantada	$ 14.29	$ 16.01	$ 18.32	$ 17.85	$ 17.76	$ 17.32	$ 14.25	$ 13.70
La Parrilla	9.98	14.43	14.48	12.58	11.09	11.77	11.42	11.99
Del Toro	11.30	11.89	6.97	7.25	10.16	25.39	20.44	22.74
San Martin	9.83	8.87	9.62	8.69	9.54	14.11	15.89	20.43
La Guitarra	14.24	9.68	13.32	17.71	17.21	27.74	23.39	17.27
Santa Elena	1.44	—	—	—	—	—	—	—
Consolidated	$ 11.28	$ 14.41	$ 14.49	$ 13.88	$ 14.43	$ 19.89	$ 18.18	$ 18.71
Production cost per tonne								
La Encantada	$ 30.92	$ 31.93	$ 44.21	$ 43.96	$ 45.29	$ 50.82	$ 46.47	$ 45.77
La Parrilla	38.99	40.62	46.49	42.64	42.68	44.48	45.58	41.38
Del Toro	45.22	47.59	42.99	47.87	46.83	66.95	62.70	77.09
San Martin	54.22	58.71	56.09	58.06	59.34	64.57	55.38	56.21
La Guitarra	57.02	52.92	54.58	48.88	47.30	48.01	47.44	50.07
Santa Elena	44.45	—	—	—	—	—	—	—
Consolidated	$ 41.44	$ 41.81	$ 46.80	$ 46.90	$ 47.15	$ 54.34	$ 51.81	$ 53.20

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year and quarter ended December 31, 2015

OPERATING RESULTS – CONSOLIDATED OPERATIONS

Key Performance Metrics	2015-Q4	2015-Q3	Change	2014-Q4	Change	2015-FY	2014-FY	Change
Production								
Ore processed/tonnes milled	883,377	675,032	31%	683,528	29%	2,852,655	2,613,411	9%
Average silver grade (g/t)	146	167	(13%)	201	(28%)	168	206	(18%)
Recovery (%)	74%	72%	3%	70%	6%	72%	68%	7%
Total silver ounces produced	3,055,442	2,593,309	18%	3,074,567	(1%)	11,142,109	11,748,721	(5%)
Total payable silver ounces produced	2,970,551	2,512,014	18%	3,011,854	(1%)	10,755,381	11,528,362	(7%)
Gold ounces produced	14,534	4,434	228%	3,326	337%	25,467	12,283	107%
Pounds of lead produced	9,040,601	8,743,453	3%	11,764,160	(23%)	40,149,170	39,192,908	2%
Pounds of zinc produced	4,227,296	3,122,498	35%	4,580,260	(8%)	17,524,223	13,130,378	33%
Tonnes of iron ore produced	—	—	0%	—	0%	—	1,332	(100%)
Total production - ounces silver equivalent	4,820,408	3,558,035	35%	4,247,527	13%	16,086,271	15,257,958	5%
Underground development (m)	9,261	8,231	13%	11,772	(21%)	37,578	49,030	(23%)
Diamond drilling (m)	5,819	8,586	(32%)	5,990	(3%)	36,098	44,023	(18%)
Costs								
Mining cost per ounce	$4.20	$3.77	12%	$3.70	14%	$4.17	$4.07	3%
Milling cost per ounce	5.70	5.20	10%	4.84	18%	5.20	5.56	(7%)
Indirect cost per ounce	2.41	2.26	7%	2.14	13%	2.30	2.05	12%
Total production cost per ounce	$12.32	$11.23	10%	$10.68	15%	$11.67	$11.68	(0%)
Transport and other selling costs per ounce	0.44	0.48	(8%)	0.61	(27%)	0.49	0.58	(16%)
Smelting and refining costs per ounce	2.28	2.48	(8%)	2.71	(16%)	2.63	2.30	14%
Environmental duty and royalties per ounce	0.10	0.09	15%	0.12	(16%)	0.11	0.14	(21%)
Cash cost per ounce before by-product credits	$15.14	$14.28	6%	$14.12	7%	$14.89	$14.70	1%
Deduct: By-product credits	(9.11)	(5.51)	65%	(5.61)	62%	(7.02)	(5.12)	37%
Cash cost per ounce	**$6.04**	**$8.77**	**(31%)**	**$8.51**	**(29%)**	**$7.87**	**$9.58**	**(18%)**
Workers' Participation	0.02	0.05	(59%)	0.01	180%	0.05	0.18	(73%)
General and administrative expenses	1.46	1.47	(1%)	1.34	9%	1.51	1.62	(7%)
Share-based payments	0.26	0.40	(36%)	0.26	0%	0.46	0.63	(28%)
Accretion of decommissioning liabilities	0.09	0.07	29%	0.06	43%	0.08	0.07	12%
Sustaining capital expenditures	3.41	3.64	(6%)	4.25	(20%)	3.47	5.62	(38%)
All-In Sustaining Costs per ounce	**$11.28**	**$14.41**	**(22%)**	**$14.43**	**(22%)**	**$13.43**	**$17.71**	**(24%)**
Mining cost per tonne	$14.14	$14.03	1%	$16.30	(13%)	$15.73	$17.95	(12%)
Milling cost per tonne	19.18	19.36	(1%)	21.42	(10%)	19.59	24.53	(20%)
Indirect cost per tonne	8.12	8.41	(3%)	9.44	(14%)	8.67	9.05	(4%)
Total production cost per tonne	**$41.44**	**$41.81**	**(1%)**	**$47.15**	**(12%)**	**$43.98**	**$51.53**	**(15%)**

PRODUCTION

Total production for the quarter was 4,820,408 silver equivalent ounces and consisted of 3,055,442 ounces of silver, 14,534 ounces of gold, 9,040,601 pounds of lead and 4,227,296 pounds of zinc. Compared to the previous quarter, total production increased by 35% primarily due to the addition of 1,506,405 ounces of production from the Santa Elena mine, which was acquired from SilverCrest on October 1, 2015.

During the year, total production amounted to 16,086,271 silver equivalent ounces, comprising of 11,142,109 ounces of silver, 25,467 ounces of gold, 40,149,170 pounds of lead and 17,524,223 pounds of zinc. Total production increased 5% compared to the previous year primarily due to the addition of the Santa Elena mine in the fourth quarter, net of reductions at the La Encantada and La Parrilla mines due to decrease in silver head grades.

CASH COST PER OUNCE

Cash cost per ounce (after by-product credits) for the quarter was $6.04 per payable ounce of silver, an improvement of 31% from $8.77 per ounce in the third quarter of 2015 and 29% from $8.51 per ounce in the same quarter of 2014. The decrease in cash cost per ounce was primarily attributed to the addition of the Santa Elena mine, which had a negative cash cost of ($2.84) per payable silver ounce, as well as the Company's ongoing effort to reduce costs and weakening of the Mexican pesos against the U.S. dollar.

Cash cost per ounce for the year was $7.87, an 18% decrease from $9.58 per ounce in the prior year, as management continues to focus on cost reduction. At Del Toro, cash costs decreased by 52% from $13.04 per ounce in 2014 to $6.19 per ounce in the current year due to improvements in recoveries and cost savings contributed by the 115 kilovolt power line supplying 100% of the required power for Del Toro's operation. At San Martin, cash costs decreased by 34% from $9.47 per ounce in 2014 to $6.29 in the current year, which was attributed to improvements in dilution control resulting in higher head grades and improved recoveries.

ALL-IN SUSTAINING COST PER OUNCE

Consolidated all-in sustaining cost ("AISC") for the quarter was $11.28 per ounce, a 22% improvement compared to $14.41 in the previous quarter and $14.43 in the fourth quarter of 2014. AISC reduced significantly due to the recent addition of the Santa Elena mine, which had an AISC of $1.44 per ounce in the quarter.

Compared to the prior year, AISC improved 24% from $17.71 per ounce to $13.43 per ounce in 2015. The improvement in AISC is primarily attributed to cost savings materializing from the new power line at Del Toro and ongoing re-negotiations with suppliers and contractors, further staff reductions, the positive effects of the weaker Mexican pesos and the addition of the Santa Elena Silver Mine on October 1, 2015.

HEAD GRADES AND RECOVERIES

The overall average head grade for the quarter was 146 grams per tonne ("g/t"), a decrease of 13% from 167 g/t in the third quarter of 2015 and a decrease of 28% compared to 201 g/t in the fourth quarter of 2014. Compared to the previous quarter, the decrease in head grades was primarily due to Santa Elena's reprocessing of lower grade heap leach material blended with fresh mined ore. Compared to the fourth quarter of 2014, the decrease in head grade was attributed to a 37% decrease in La Encantada due to a change in the mine plan to extract ore from the breccias as it requires less development costs and 32% lower silver grades at Del Toro while mining through a lower grade area of the Perseverancia mine.

The overall silver head grade in 2015 was 168 g/t, an 18% decrease compared to 206 g/t in the previous year, primarily due to lower head grades at Santa Elena, La Encantada and Del Toro, offset by La Guitarra which experienced a significant 59% head grade increase as the Company transitioned from the old La Guitarra mine to the newly developed Coloso mine. San Martin also had a 22% increase in average silver grade due to high grades from the new Rosario mine.

Combined recoveries of silver for all mines in the quarter were 74% compared to 72% in the previous quarter and 70% in the fourth quarter of 2014. Silver recoveries for the year also improved to 72%, compared to 68% in the previous year. Improvements in recoveries were primarily attributed to higher recoveries at San Martin due to improvements in mining dilution control and continuous optimization of metallurgical testing.

DEVELOPMENT AND EXPLORATION

A total of 9,261 metres of underground development was completed during the quarter, compared to 8,231 metres developed in the previous quarter and 11,772 metres completed in the fourth quarter of 2014. During 2015, a total of 37,578 metres of underground development was completed, a 23% decrease from 49,030 metres developed in 2014. The decrease in mine development compared to the prior year was the result of budgetary constraints implemented due to the low silver price environment.

At quarter end, seven diamond drill rigs were active at the Company's six operating mines. During the quarter, a total of 5,819 metres were drilled compared to 8,586 metres drilled in the third quarter and 5,990 metres drilled in the fourth quarter of 2014. During 2015, a total of 36,098 metres were drilled compared to 44,023 metres in 2014. The focus of the drilling program consisted of underground delineation of known ore bodies, in-fill drilling, and exploration drilling primarily at La Encantada, Del Toro and La Parrilla. The decrease in drilling activities was primarily due to lower drilling activities at La Parrilla and Del Toro as a result of budget constraints. The Company continued its drilling program at La Encantada in preparation for the release of an updated NI 43-101 Technical Report to be delivered in the first quarter of 2016 and to define the resources in the newly discovered Ojuelas area.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2015

SANTA ELENA SILVER MINE, SONORA, MÉXICO

The Santa Elena Silver Mine is located approximately 150 km northeast of the city of Hermosillo, Sonora, Mexico and is comprised of mining concessions that total 51,172 hectares. First Majestic acquired the Santa Elena mine with the acquisition of SilverCrest Mines Inc. on October 1, 2015. The Santa Elena operation involves the combined processing of ore from its underground reserves, the remaining reserves in the open pit, and reprocessing of spent ore from the previous heap leach pad with a 3,000 tpd cyanidation circuit. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2015-Q4
PRODUCTION	
Ore processed/tonnes milled	254,625
Average silver grade (g/t)	96
Recovery (%)	86%
Total silver ounces produced	673,969
Total payable silver ounces produced	672,958
Gold ounces produced	11,110
Total production - ounces silver equivalent	1,506,405
Underground development (m)	1,738
Diamond drilling (m)	198
COST	
Mining cost per ounce	$6.02
Milling cost per ounce	8.60
Indirect cost per ounce	2.20
Total production cost per ounce	$16.82
Transport and other selling costs per ounce	0.14
Smelting and refining costs per ounce	0.46
Environmental duty and royalties per ounce	0.21
Cash cost per ounce before by-product credits	$17.63
Deduct: By-product credits	(20.47)
Cash cost per ounce	**($2.84)**
Accretion of decommissioning liabilities	0.14
Sustaining capital expenditures	4.14
All-In Sustaining Costs per ounce	**$1.44**
Mining cost per tonne	$15.90
Milling cost per tonne	22.73
Indirect cost per tonne	5.82
Total production cost per tonne	**$44.45**

The Santa Elena Silver Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its gold production from a designated area of its underground operations over the life of mine to Sandstorm. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, adjusted for a 1% annual inflation commencing in April 2014. As at December 31, 2015, the Santa Elena mine has delivered 32,730 ounces of gold to Sandstorm to date.

During the quarter, Santa Elena exceeded guidance by producing 673,969 silver ounces and 11,110 ounces of gold for a total quarterly production of 1,506,405 silver equivalent ounces. The mill processed a total of 254,625 tonnes during the quarter, consisting of 127,396 tonnes (equivalent to 1,385 tpd) of underground ore and 127,229 tonnes (equivalent to 1,383 tpd) from the above ground heap leach pad.

Silver recoveries increased to 86%, up 16% compared to the quarter prior to the Company's acquisition and a new mine record, primarily due to improvements made in fine grinding ore size, longer leaching times and the addition of oxygen and lead nitrates into the circuit. Gold grades and recoveries averaged 1.47 g/t and 92%, respectively.

Cash costs and AISC for Santa Elena's first quarter under First Majestic's management achieved negative cash costs of ($2.84) per payable silver ounce, attributed primarily to high by-product credits from the mine's high gold production and cost synergies and savings from negotiations with certain contractors and suppliers.

During the fourth quarter, underground development totaled 1,738 metres. During the quarter, development of the high grade narrow veins of Alejandra and Alejandra del Bajo were suspended in order to initiate production from these veins using the cut-and-fill mining method in early 2016.

One underground drill rig was active within the Santa Elena property during the quarter, with a total of 198 metres drilled with the intent to delineate the Santa Elena Main Vein in the planned stopes and to locate the hanging-wall fault which drives the stope width when it gets closer to the main vein.

84 MANAGEMENT'S DISCUSSION AND ANALYSIS FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2015

LA PARRILLA SILVER MINE, DURANGO, MÉXICO

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, México, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2015-Q4	2015-Q3	Change	2014-Q4	Change	2015-FY	2014-FY	Change
PRODUCTION								
Ore processed/tonnes milled	149,504	166,815	(10%)	175,830	(15%)	667,702	711,915	(6%)
Average silver grade (g/t)	156	141	11%	142	10%	145	158	(8%)
Recovery (%)	81%	78%	4%	80%	0%	78%	79%	(2%)
Total silver ounces produced	605,605	585,414	3%	646,283	(6%)	2,434,095	2,876,452	(15%)
Total payable silver ounces produced	555,539	544,286	2%	627,541	(11%)	2,231,443	2,788,779	(20%)
Gold ounces produced	266	331	(20%)	244	9%	1,161	982	18%
Pounds of lead produced	4,187,628	2,580,988	62%	3,855,052	9%	10,441,510	21,259,559	(51%)
Pounds of zinc produced	4,227,296	3,122,498	35%	4,580,260	(8%)	17,524,223	12,619,352	39%
Total production - ounces silver equivalent	1,051,679	919,167	14%	1,159,177	(9%)	4,036,398	4,673,186	(14%)
Underground development (m)	1,692	1,701	(1%)	2,378	(29%)	7,371	8,981	(18%)
Diamond drilling (m)	2,145	1,367	57%	685	213%	9,750	5,789	68%
COST								
Mining cost per ounce	$2.86	$3.93	(27%)	$4.40	(35%)	$4.93	$4.03	22%
Milling cost per ounce	5.09	5.91	(14%)	5.13	(1%)	5.30	4.92	8%
Indirect cost per ounce	2.54	2.60	(2%)	2.43	5%	2.44	2.16	13%
Total production cost per ounce	$10.49	$12.45	(16%)	$11.96	(12%)	$12.67	$11.11	14%
Transport and other selling costs per ounce	1.04	0.77	35%	1.10	(6%)	0.90	1.06	(15%)
Smelting and refining costs per ounce	6.16	4.76	29%	5.09	21%	5.33	4.49	19%
Environmental duty and royalties per ounce	0.11	0.13	(17%)	0.16	(33%)	0.16	0.21	(24%)
Cash cost per ounce before by-product credits	$17.79	$18.10	(2%)	$18.31	(3%)	$19.06	$16.87	13%
Deduct: By-product credits	(10.61)	(8.00)	33%	(10.89)	(3%)	(10.11)	(10.57)	(4%)
Cash cost per ounce	**$7.18**	**$10.11**	**(29%)**	**$7.42**	**(3%)**	**$8.95**	**$6.30**	**42%**
Accretion of decommissioning liabilities	0.06	0.07	(2%)	0.05	21%	0.07	0.05	35%
Sustaining capital expenditures	2.73	4.25	(36%)	3.61	(24%)	3.85	5.20	(26%)
All-In Sustaining Costs per ounce	**$9.98**	**$14.43**	**(31%)**	**$11.09**	**(10%)**	**$12.88**	**$11.54**	**12%**
Mining cost per tonne	$10.61	$12.83	(17%)	$15.69	(32%)	$16.48	$15.77	5%
Milling cost per tonne	18.93	19.29	(2%)	18.32	3%	17.72	19.28	(8%)
Indirect cost per tonne	9.45	8.49	11%	8.67	9%	8.15	8.46	(4%)
Total production cost per tonne	**$38.99**	**$40.62**	**(4%)**	**$42.68**	**(9%)**	**$42.35**	**$43.51**	**(3%)**

FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2015 MANAGEMENT'S DISCUSSION AND ANALYSIS 85

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year and quarter ended December 31, 2015

Total production from the La Parrilla mine was 1,051,679 equivalent ounces of silver during the quarter, an increase of 14% compared to 919,167 equivalent ounces of silver in the previous quarter. During the quarter, the lead circuit processed an average lead grade of 2.1% with recoveries of 84% for total lead production of 4,187,628 lbs, representing a 62% increase compared to the previous quarter. The increase in lead production was primarily attributed to 5% higher recoveries, a 33% increase in grade and a 16% increase in throughput. The zinc circuit processed an average zinc grade of 2.6% with recoveries of 68% for total zinc production of 4,227,296 lbs, representing a 35% increase compared to the previous quarter. The increase in zinc production was primarily due to an 11% increase in grades, a 5% increase in recoveries and a 16% increase in throughput. Compared to the fourth quarter of 2014, total production decreased 9% from 1,159,177 equivalent ounces of silver. The decrease was primarily attributed to a 15% decrease in throughput, partially offset by higher silver and lead grades.

During the quarter, total production cost was $38.99 per tonne, a 4% decrease compared to the previous quarter and a 9% decrease compared to the same quarter of 2014. The improvement in production costs was attributed to the weaker Mexican pesos, as well as a decision by the Company to leave higher cost ounces in the ground in order to improve profitability. Cash cost in the quarter was $7.18 per ounce, a decrease of 29% compared to the previous quarter and a decrease of 3% compared to the fourth quarter of 2014. The decrease in cash cost compared to the previous quarter was primarily due to an increase in by-product credits attributed to higher lead and zinc production.

As a result of the current low silver price environment, cut-off grades for the oxide circuit were increased in order to produce profitable ounces with a planned reduction of throughput to 500 tpd. This higher cut-off will result in lower throughputs through the cyanidation circuit, while the Company offset this decrease by increasing the La Parrilla flotation circuit production to 1,200 tpd. During the quarter, a total of 149,504 tonnes were processed, a 10% decrease compared to the previous quarter and a 15% decrease compared to the fourth quarter of 2014. The flotation circuit processed 107,450 tonnes (1,168 tpd) with an average silver grade of 165 g/t and an 87% recovery while the cyanidation circuit processed 42,053 tonnes (457 tpd) with an average silver grade of 133 g/t and a 61% recovery.

A total of 1,692 metres of underground development were completed in the quarter, compared to 1,701 metres in the third quarter of 2015 and 2,378 metres in the fourth quarter of 2014. A total of 2,145 metres of diamond drilling were completed in the quarter compared to 1,367 metres of diamond drilling in the third quarter of 2015 and 685 metres in the fourth quarter of 2014. Two underground drill rigs were active during the quarter as the focus of the 2015 exploration program is on the Rosarios and Vacas mines, where drilling results have indicated potential higher grade ore bodies at depth.

LA ENCANTADA SILVER MINE, COAHUILA, MÉXICO

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. La Encantada consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and the infrastructure required for such an operation. The mine is accessible via a 1.5 hour flight from Torreon, Coahuila to the mine's private airstrip or via mostly paved road from the closest town, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2015-Q4	2015-Q3	Change	2014-Q4	Change	2015-FY	2014-FY	Change
PRODUCTION								
Ore processed/tonnes milled	242,109	252,377	(4%)	186,411	30%	851,567	721,171	18%
Average silver grade (g/t)	157	142	11%	248	(37%)	161	282	(43%)
Recovery (%)	58%	58%	1%	53%	10%	57%	57%	1%
Total silver ounces produced	714,057	668,124	7%	788,369	(9%)	2,529,785	3,711,633	(32%)
Total payable silver ounces produced	711,201	665,451	7%	785,216	(9%)	2,519,666	3,696,786	(32%)
Gold ounces produced	26	25	4%	59	(56%)	131	146	(10%)
Tonnes of iron ore produced	—	—	0%	—	0%	—	1,332	(100%)
Total production – ounces silver equivalent	716,023	669,994	7%	792,605	(10%)	2,539,440	3,731,652	(32%)
Underground development (m)	960	1,290	(26%)	4,344	(78%)	7,258	13,818	(47%)
Diamond drilling (m)	450	4,680	(90%)	3,367	(87%)	11,266	19,337	(42%)
COST								
Mining cost per ounce	$3.31	$3.12	6%	$3.38	(2%)	$3.53	$2.96	19%
Milling cost per ounce	5.25	7.00	(25%)	5.43	(3%)	6.44	4.71	37%
Indirect cost per ounce	1.97	1.99	(1%)	1.90	4%	2.45	1.50	63%
Total production cost per ounce	$10.53	$12.11	(13%)	$10.71	(2%)	$12.42	$9.17	35%
Transport and other selling costs per ounce	0.20	0.22	(9%)	0.26	(23%)	0.22	0.24	(8%)
Smelting and refining costs per ounce	0.31	0.32	(3%)	0.42	(26%)	0.36	0.40	(10%)
Environmental duty and royalties per ounce	0.00	0.03	(100%)	0.11	(100%)	0.05	0.11	(55%)
Cash cost per ounce before by-product credits	$11.03	$12.68	(13%)	$11.50	(4%)	$13.05	$9.92	32%
Deduct: By-product credits	(0.03)	(0.04)	(25%)	0.00	100%	(0.04)	(0.06)	(33%)
Cash cost per ounce	**$11.00**	**$12.64**	**(13%)**	**$11.50**	**(4%)**	**$13.01**	**$9.86**	**32%**
Workers' Participation	(0.00)	0.00	0%	(0.41)	(99%)	0.08	0.49	(84%)
Accretion of decommissioning liabilities	0.07	0.08	(7%)	0.07	8%	0.08	0.06	44%
Sustaining capital expenditures	3.21	3.30	(2%)	6.60	(51%)	3.30	5.09	(35%)
All-In Sustaining Costs per ounce	**$14.28**	**$16.01**	**(11%)**	**$17.76**	**(20%)**	**$16.47**	**$15.50**	**6%**
Mining cost per tonne	$9.73	$8.23	18%	$14.22	(32%)	$10.44	$15.18	(31%)
Milling cost per tonne	15.41	18.45	(16%)	23.06	(33%)	19.05	24.13	(21%)
Indirect cost per tonne	5.78	5.25	10%	8.01	(28%)	7.26	7.68	(5%)
Total production cost per tonne	**$30.92**	**$31.93**	**(3%)**	**$45.29**	**(32%)**	**$36.75**	**$46.99**	**(22%)**

A total of 716,023 equivalent ounces of silver were produced by the La Encantada processing plant during the fourth quarter. Production in the fourth quarter increased by 7% from 669,994 equivalent ounces of silver in the third quarter of 2015. The increase was primarily due to an 11% increase in silver grades offset by a 4% reduction in throughput. Compared to the same quarter of the prior year, total production decreased by 10% due to a 37% decrease in silver grade from mining of lower grade breccias and stopes during the quarter, partially offset by a 30% increase in tonnes milled as a result of the mill expansion which was completed in the third quarter of 2015.

The Company is currently testing the caving mining method in the San Javier and Milagros breccias in order to further reduce costs. Meanwhile, a two kilometres access ramp to the newly discovered Ojuelas area is in progress and is expected to be completed by the end of 2016.

Cash cost per ounce for the quarter was $11.00 compared to $12.64 in the previous quarter and $11.50 in the same quarter of the previous year. Despite the significant decline in head grades, La Encantada has been able to improve its cash cost primarily due to savings from economies of scale from the expanded 3,000 tpd crushing capacity and the weaker Mexican pesos. Total production cost per tonne for the quarter was $30.92, a 3% improvement compared to the third quarter of 2015 and 32% lower compared to the fourth quarter of 2014. In an effort to reduce energy costs, the Company signed a two year contract with a liquefied natural gas ("LNG") supplier to convert the entire operation's power generation from diesel to natural gas, at no cost to First Majestic. The LNG power generation plant is owned by the LNG supplier. During the fourth quarter, the foundations and electrical wiring for the new natural gas power plant was completed. The generators arrived on site in mid-December and are currently being installed. Initial testing and commissioning is now expected to occur in February. The Company estimates La Encantada will realize approximately 20% reduction in energy costs as a result of this fuel conversion.

Tonnage milled in the quarter was 242,109 tonnes, comparable to the previous quarter but was 30% higher than the fourth quarter of 2014 due to the plant expansion that was completed in the third quarter. The average head grade in the quarter was 157 g/t, an increase of 11% compared to the previous quarter and a 37% decrease from 248 g/t in the fourth quarter of 2014 due to the lower grades in the current stopes in production and the old stopes in which ore was being extracted. The Company is currently focused on the preparation of the San Javier and Milagros breccias in order to improve volume while reducing production and development costs.

A total of 960 metres were developed underground in the quarter compared to 1,290 metres in the third quarter of 2015 and 4,344 metres in the fourth quarter of 2014. Mine developments in the San Javier breccia, Milagros breccia and 310 ore bodies are being prepared for initial production, which is expected to begin in early 2016. These new production areas are planned to utilize a variation of sub-level caving which is a low cost bulk mining method typically used in large tonnage deposits.

During the fourth quarter, one surface drill rig was active at La Encantada. A total of 450 metres of exploration and diamond drilling were completed in the fourth quarter compared to 4,680 metres of drilling in the previous quarter and 3,367 metres of drilling in the fourth quarter of 2014. The Ojuelas area was identified as a high priority for resource development in La Encantada and the majority of drilling was focused in this area.

DEL TORO SILVER MINE, ZACATECAS, MÉXICO

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company's La Parrilla Silver Mine and consists of 1,047 hectares of mining claims and 209 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a cyanidation circuit which is currently in care and maintenance pending exploration results. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2015-Q4	2015-Q3	Change	2014-Q4	Change	2015-FY	2014-FY	Change
PRODUCTION								
Ore processed/tonnes milled	111,448	124,093	(10%)	175,552	(37%)	555,564	629,493	(12%)
Average silver grade (g/t)	132	148	(11%)	194	(32%)	172	193	(11%)
Recovery (%)	70%	72%	(3%)	75%	(6%)	74%	69%	7%
Total silver ounces produced	331,225	424,413	(22%)	817,754	(59%)	2,261,633	2,690,717	(16%)
Total payable silver ounces produced	313,720	401,983	(22%)	785,044	(60%)	2,142,105	2,596,120	(17%)
Gold ounces produced	70	55	27%	158	(56%)	413	617	(33%)
Pounds of lead produced	4,852,973	6,162,466	(21%)	7,909,108	(39%)	29,707,660	17,933,349	66%
Pounds of zinc produced	—	—	0%	—	0%	—	511,026	(100%)
Total production - ounces silver equivalent	586,672	750,458	(22%)	1,264,751	(54%)	3,824,241	3,678,781	4%
Underground development (m)	1,460	1,091	34%	2,095	(30%)	6,050	9,868	(39%)
Diamond drilling (m)	55	1,644	(97%)	559	(90%)	9,470	7,145	33%
COST								
Mining cost per ounce	$6.90	$6.21	11%	$3.84	80%	$4.87	$5.44	(11%)
Milling cost per ounce	5.86	5.51	6%	4.69	25%	4.81	7.71	(38%)
Indirect cost per ounce	3.30	2.97	11%	1.95	69%	2.21	2.00	10%
Total production cost per ounce	$16.06	$14.69	9%	$10.48	53%	$11.89	$15.15	(21%)
Transport and other selling costs per ounce	0.89	0.94	(5%)	0.84	6%	0.78	0.76	3%
Smelting and refining costs per ounce	5.83	5.73	2%	4.13	41%	5.14	3.32	55%
Environmental duty and royalties per ounce	0.08	0.09	(9%)	0.09	(9%)	0.09	0.10	(5%)
Cash cost per ounce before by-product credits	$22.87	$21.45	7%	$15.54	47%	$17.90	$19.33	(7%)
Deduct: By-product credits	(13.61)	(12.53)	9%	(8.51)	60%	(11.71)	(6.29)	86%
Cash cost per ounce	**$9.25**	**$8.91**	**4%**	**$7.03**	**32%**	**$6.19**	**$13.04**	**(52%)**
Accretion of decommissioning liabilities	0.11	0.09	28%	0.06	99%	0.07	0.07	(3%)
Sustaining capital expenditures	1.93	2.89	(33%)	3.08	(37%)	2.37	5.68	(58%)
All-In Sustaining Costs per ounce	**$11.30**	**$11.89**	**(5%)**	**$10.16**	**11%**	**$8.63**	**$18.79**	**(54%)**
Mining cost per tonne	$19.43	$20.10	(3%)	$17.15	13%	$18.77	$22.45	(16%)
Milling cost per tonne	16.50	17.86	(8%)	20.99	(21%)	18.55	31.80	(42%)
Indirect cost per tonne	9.29	9.62	(3%)	8.70	7%	8.53	8.27	3%
Total production cost per tonne	**$45.22**	**$47.58**	**(5%)**	**$46.83**	**(3%)**	**$45.85**	**$62.52**	**(27%)**

88

MANAGEMENT'S DISCUSSION AND ANALYSIS

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

MANAGEMENT'S DISCUSSION AND ANALYSIS

89

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2015

During the fourth quarter, the Del Toro mine operated at an average of 1,211 tpd, processing 111,448 tonnes of ore with an average silver grade of 132 g/t. Del Toro produced a total of 586,672 silver equivalent ounces representing a 22% decrease compared to the previous quarter. The decrease in production was primarily due to a 10% decrease in throughput and an 11% decrease in silver grades. The 10% decrease in tonnage processed in the quarter was attributed to a reduction in throughput from the San Juan mine due to challenging geotechnical conditions and the presence of groundwater which reduced the ability to extract mineralized material from San Juan Orebody 3.

Compared to the same quarter of the prior year, production decreased by 54% due to a 37% decrease in tonnes milled and 32% lower silver grades as mining occurred in a lower grade area and narrow veins of the Perseverancia mine and Lupita vein and the lack of production from San Juan orebody 3. Metallurgical silver recoveries were 70% in the quarter, 3% lower than the previous quarter and 6% lower than the same quarter of the previous year, primarily due to lower head grades.

Lead grades and recoveries averaged 3.4% and 58%, respectively, producing a total of 4,852,973 pounds of lead, representing a 21% decrease compared to the previous quarter, this compared to 3.7% and 62%, respectively, in the previous quarter due to ore production from the lower lead grade area of the Perseverancia mine.

Cash cost per ounce for the quarter was $9.25, an increase of $0.34 compared to the previous quarter and an increase of 32% compared to $7.03 in the same quarter of the prior year. The increase in cash cost per ounce was primarily due to decrease in head grades, while production cost on a per tonne basis were lower by 5% and 3%, respectively, compared to the previous quarter and the same quarter of 2014.

Total underground development at Del Toro in the current quarter was 1,460 metres compared to 1,091 metres in the third quarter of 2015 and 2,095 metres in the same quarter of the prior year. The decrease in development metres compared to the prior year was due to the budget constraints while the development of the eleventh level on Lupita vein was suspended while drilling in the area was completed.

At quarter end, one drill rig was active at Del Toro and a total of 55 metres were completed compared to 1,644 metres in the previous quarter and 559 metres in the same quarter of 2014. Drilling at Del Toro was limited due to budget constraints.

SAN MARTIN SILVER MINE, JALISCO, MÉXICO

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. The mine comprises of 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 37,518 hectares, including the application to acquire two new mining concessions covering 29,676 hectares which are in the process of registration. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The newly expanded 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres by air or 250 kilometres by paved road north of Guadalajara City. The San Martin mine is 100% owned by the Company.

SAN MARTIN	2015-Q4	2015-Q3	Change	2014-Q4	Change	2015-FY	2014-FY	Change
PRODUCTION								
Ore processed/tonnes milled	83,442	87,883	(5%)	96,651	(14%)	349,193	363,951	(4%)
Average silver grade (g/t)	231	282	(18%)	249	(7%)	260	213	22%
Recovery (%)	78%	81%	(3%)	77%	2%	79%	73%	7%
Total silver ounces produced	485,227	642,473	(24%)	592,698	(18%)	2,296,965	1,833,618	25%
Total payable silver ounces produced	484,742	641,831	(24%)	590,327	(18%)	2,293,525	1,826,284	26%
Gold ounces produced	1,222	1,648	(26%)	1,451	(16%)	5,745	4,209	36%
Total production - ounces silver equivalent	576,675	766,733	(25%)	698,605	(17%)	2,722,059	2,118,261	29%
Underground development (m)	1,487	1,974	(25%)	1,414	5%	7,680	9,565	(20%)
Diamond drilling (m)	2,059	482	327%	943	118%	3,640	5,564	(35%)
COST								
Mining cost per ounce	$3.03	$2.93	3%	$3.13	(3%)	$3.06	$3.95	(23%)
Milling cost per ounce	4.19	3.58	17%	4.59	(9%)	3.93	5.52	(29%)
Indirect cost per ounce	2.11	1.52	39%	1.99	6%	1.65	2.27	(27%)
Total production cost per ounce	$9.33	$8.04	16%	$9.71	(4%)	$8.65	$11.74	(26%)
Transport and other selling costs per ounce	0.23	0.22	6%	0.15	55%	0.19	0.17	14%
Smelting and refining costs per ounce	0.22	0.23	(5%)	0.31	(28%)	0.24	0.32	(23%)
Environmental duty and royalties per ounce	0.08	0.09	(13%)	0.12	(31%)	0.10	0.12	(20%)
Cash cost per ounce before by-product credits	$9.86	$8.58	15%	$10.29	(4%)	$9.18	$12.35	(26%)
Deduct: By-product credits	(2.66)	(2.96)	(10%)	(2.97)	(10%)	(2.90)	(2.88)	0%
Cash cost per ounce	**$7.20**	**$5.62**	**28%**	**$7.32**	**(2%)**	**$6.29**	**$9.47**	**(34%)**
Workers' Participation	0.13	0.20	(33%)	0.48	(72%)	0.15	0.15	0%
Accretion of decommissioning liabilities	0.07	0.06	32%	0.05	36%	0.06	0.07	(11%)
Sustaining capital expenditures	2.42	2.99	(19%)	1.69	43%	2.73	4.29	(37%)
All-In Sustaining Costs per ounce	**$9.83**	**$8.87**	**11%**	**$9.54**	**3%**	**$9.22**	**$14.01**	**(34%)**
Mining cost per tonne	$17.58	$21.43	(18%)	$19.13	(8%)	$20.09	$19.82	1%
Milling cost per tonne	24.36	26.18	(7%)	28.05	(13%)	25.84	27.72	(7%)
Indirect cost per tonne	12.28	11.10	11%	12.16	1%	10.87	11.41	(5%)
Total production cost per tonne	**$54.22**	**$58.71**	**(8%)**	**$59.34**	**(9%)**	**$56.80**	**$58.95**	**(4%)**

90 MANAGEMENT'S DISCUSSION AND ANALYSIS FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2015

FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2015 MANAGEMENT'S DISCUSSION AND ANALYSIS 91

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2015

During the quarter, the San Martin mine processed a total of 83,442 tonnes, an average of 907 tpd compared to 955 tpd in the previous quarter. The average head grade was 231 g/t, a decrease of 18% compared to the previous quarter and a 7% decrease compared to the same quarter of the prior year. In October, heavy winds and excessive rainfall occurred at San Martin due to Hurricane Patricia making landfall on the Pacific coast of Mexico. The Company took immediate precautions and evacuated the mine and processing plant as the eye of the storm was projected to pass directly over the operation. Fortunately, no property damage was recorded but throughput levels were 5% lower compared to the prior quarter as a result of the temporary disruption. The decrease in the ore grade compared to the prior quarters is due to the depletion of high grades zones in the Rosario mine and challenging ground conditions that impacted the planned throughput.

Quarterly production of 576,675 silver equivalent ounces, a decrease of 25% from the previous quarterly production of 766,733 ounces and a 17% decrease from the 698,605 ounces produced in the same quarter of the prior year. Compared to the previous quarter, total production decreased 25% due to an 18% decrease in silver grades and a 5% decrease in throughput.

Silver recovery in the quarter was 78%, a 3% decrease compared to 81% in the previous quarter, and an increase of 2% compared to 77% in the same quarter of the prior year. The increase in recovery from the previous year was attributed to continuous improvements made in leaching and thickener tanks, and the precipitation processes, whereas the decrease over the previous quarter was due to lower head grades.

During the quarter, total production cost was $54.22 per tonne, an 8% decrease compared to the third quarter of 2015 and a 9% improvement compared to fourth quarter of 2014. Cash cost per ounce was $7.20, a 28% increase from $5.62 per ounce in the previous quarter and consistent compared to the $7.32 per ounce in the fourth quarter of 2014. The increase in product costs was a result of lower throughput and lower grade produced. Production cost per tonne at the San Martin mine are marginally higher than the other mines due to the additional ground support costs such as rock-bolting, screening and shot-creting, due to the unstable ground conditions. The increase in cash cost per ounce was primarily due to lower head grades.

A total of 1,487 metres of underground development was completed in the quarter compared to 1,974 metres of development in the previous quarter and 1,414 metres of development in the fourth quarter of 2014.

During the quarter, a total of 2,059 metres of diamond drilling were completed compared with 482 metres drilled in the previous quarter and 943 metres drilled in the fourth quarter of 2014. Three underground drill rigs were active within the San Martin property during the quarter, focusing on extending the preparation of mining levels in the mineralized zones of the Rosario vein and the exploration of new mineralized areas known as La Lima and La Catarina.

LA GUITARRA SILVER MINE, MÉXICO STATE, MÉXICO

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, near Toluca, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and consists of a 500 tpd flotation mill with a new ball mill, new flotation cells, buildings and related infrastructure. The Company owns 100% of the La Guitarra mine.

LA GUITARRA	2015-Q4	2015-Q3	Change	2014-Q4	Change	2015-FY	2014-FY	Change
PRODUCTION								
Ore processed/tonnes milled	42,249	43,864	(4%)	49,084	(14%)	174,003	186,881	(7%)
Average silver grade (g/t)	212	232	(9%)	168	27%	201	127	59%
Recovery (%)	85%	83%	2%	87%	(2%)	84%	84%	0%
Total silver ounces produced	245,358	272,885	(10%)	229,463	7%	945,662	636,301	49%
Total payable silver ounces produced	232,391	258,463	(10%)	223,726	4%	895,684	620,393	44%
Gold ounces produced	1,840	2,375	(23%)	1,414	30%	6,907	6,329	9%
Total production - ounces silver equivalent	382,953	451,684	(15%)	332,389	15%	1,457,728	1,056,078	38%
Underground development (m)	1,924	2,175	(12%)	1,541	25%	7,481	6,798	10%
Diamond drilling (m)	912	414	120%	436	109%	2,767	6,188	(55%)
COST								
Mining cost per ounce	$3.73	$3.38	10%	$3.93	(5%)	$3.88	$5.46	(29%)
Milling cost per ounce	3.12	2.63	18%	3.13	(0%)	3.03	4.65	(35%)
Indirect cost per ounce	3.52	2.97	19%	3.31	6%	3.44	4.42	(22%)
Total production cost per ounce	$10.37	$8.98	15%	$10.37	(0%)	$10.35	$14.53	(29%)
Transport and other selling costs per ounce	0.48	0.49	(3%)	0.94	(49%)	0.53	0.96	(45%)
Smelting and refining costs per ounce	3.82	3.77	1%	5.31	(28%)	4.01	5.34	(25%)
Environmental duty and royalties per ounce	0.12	0.13	(10%)	0.10	17%	0.13	0.16	(20%)
Cash cost per ounce before by-product credits	$14.78	$13.37	11%	$16.72	(12%)	$15.02	$20.99	(28%)
Deduct: By-product credits	(7.76)	(9.76)	(20%)	(7.27)	7%	(8.16)	(12.46)	(35%)
Cash cost per ounce	**$7.02**	**$3.62**	**94%**	**$9.45**	**(26%)**	**$6.86**	**$8.53**	**(20%)**
Accretion of decommissioning liabilities	0.08	0.07	11%	0.13	(38%)	0.09	0.20	(55%)
Sustaining capital expenditures	7.13	6.00	19%	7.64	(7%)	6.48	12.44	(48%)
All-In Sustaining Costs per ounce	**$14.24**	**$9.68**	**47%**	**$17.21**	**(17%)**	**$13.42**	**$21.16**	**(37%)**
Mining cost per tonne	$20.51	$19.93	3%	$17.92	14%	$19.96	$18.12	10%
Milling cost per tonne	17.14	15.52	10%	14.28	20%	15.58	15.43	1%
Indirect cost per tonne	19.37	17.47	11%	15.09	28%	17.73	14.66	21%
Total production cost per tonne	**$57.02**	**$52.92**	**8%**	**$47.30**	**21%**	**$53.27**	**$48.21**	**10%**

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2015

During the fourth quarter, La Guitarra produced 245,358 silver ounces and 1,840 gold ounces for a total quarterly production of 382,953 silver equivalent ounces. Compared to the previous quarter, total production decreased by 15% due to a 9% decrease in silver grades and a 4% decrease in throughput. Compared to the same quarter of the prior year, production increased by 15% attributed to a 27% increase in head grades. Approximately 70% of the production ore came from the newly developed Coloso area and the remaining 30% was extracted from the old La Guitarra mine during the quarter, while improvements in dilution and grade control have continued to support the increase in silver and gold grades.

A total of 42,249 tonnes of ore were processed during the quarter consisting of an average silver head grade of 212 g/t with recoveries of 85% compared to 43,864 tonnes of ore with silver head grades of 232 g/t and recoveries of 83% in the previous quarter. La Guitarra is currently advancing the previously announced development into the Nazareno area with the construction of a 760 metre cross-cut from the Coloso mine. At the end of the quarter, the Company has advanced a total of 417 metres and expects to be completed by the end of the second quarter of 2016.

Average production cost for the quarter was $57.02 per tonne, an 8% increase compared to the previous quarter and 21% increase compared to the same quarter of the prior year. Cash cost in this quarter was $7.02 per ounce, an increase of 94% compared to the previous quarter and a 26% increase compared to the fourth quarter of 2014, primarily due to lower throughputs and lower silver head grades, as well as decrease in by-product credits due to lower gold grades. Recoveries of silver and gold increased in the quarter to 85% and 79%, respectively, primarily due to the installation of a gravimetric concentrator and use of new reagents.

A total of 1,924 metres of underground development was completed during the quarter compared to 2,175 metres in the previous quarter and 1,541 metres in the fourth quarter of 2014. During the quarter, two underground drill rigs were active at the La Guitarra property and 912 metres of diamond drilling were completed compared to 414 metres during the previous quarter and 436 metres in the same quarter of the prior year. The drilling program is currently focused on the Jessica and La Guitarra veins in order to confirm high grade ore shoots to assist underground mining activities and further delineate Reserves and Resources. An updated NI 43-101 Technical Report for La Guitarra was released on March 31, 2015.

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Silver Mine. The total purchase price amounted to $5.4 million, of which $5.2 million is to be settled in common shares of First Majestic and $0.2 million in cash. As at December 31, 2015, the Company has paid the $0.2 million and issued $3.7 million in common shares. The remaining balance of $1.5 million in common shares will be issued in three equal annual payments based on the Company's volume weighted average market price at the time of the payments.

DEVELOPMENT AND EXPLORATION PROJECTS

PLOMOSAS SILVER PROJECT

The Plomosas Silver Project, which was acquired during the 2012 Silvermex acquisition, consists of 13 mining concessions covering 6,986 hectares, which include the adjacent Rosario and San Juan historic mines located in the Sinaloa State, México.

The two key areas of interest within the property's boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility for 120 persons, a 20 year surface rights agreement in good standing, a 30 year water use permit, a tailings dam, a 60 kilometre 33 kilovolt power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive underground development pre-existing at the Rosario and San Juan mines will allow for easy access to mineralized zones. This existing development is expected to allow First Majestic to accelerate development with significant cost savings.

The Company is currently utilizing the mining camp infrastructure to maintain the old structures under care and maintenance. Future plans include drilling and development in order to prepare a NI 43-101 Technical report with resource estimates and a Preliminary Economic Assessment, but these works are suspended until economic conditions improve.

LA LUZ SILVER PROJECT, SAN LUIS POTOSI, MÉXICO

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, México, near the village of Real de Catorce. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights covering 29 adjacent properties for $1.0 million. The total surface rights on different properties at La Luz amount to 26 hectares.

There has been opposition to mining in the La Luz area from certain indigenous people (Huicholes) and non-government organizations ("NGOs"). An injunction was placed by the Company to defend against the indigenous people's attempts to obtain a constitutional decree to declare certain areas in San Luis Potosi as natural protected areas, including areas within which the La Luz mine has been duly granted mining concessions. These constitutional legal matters are being addressed in the Mexican courts by the Company. Contrary to media reports regarding the La Luz project, the Company has no plans to do any above ground mining, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Company has submitted three different legal orders to obtain approvals to present its final permit applications. The Company has obtained one positive resolution and the remaining orders remain in front of the court. There is currently no estimate of when a final resolution can be expected.

During the first quarter of 2014, the Company decided to suspend the project of restoring old historic buildings at the Santa Ana Hacienda and the construction of the previously announced Thematic and Cultural Park and Mining Museum. To date, an amount of $3.8 million has been invested in the project. The new cultural centre and mining museum was part of a "Sustainable Development Project" which was providing permanent long term jobs to the local community but which has been suspended. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding constitutional matters.

JALISCO GROUP OF PROPERTIES, JALISCO, MÉXICO

The Company owns a group of mining claims totalling 5,245 hectares located in various mining districts located in Jalisco State, México. During 2008, surface geology and mapping began with the purpose of defining future drill targets. However, exploration has since been discontinued as the Company focuses its capital investment on other more mature and higher priority projects.

DIVESTITURE OF MINERA TERRA PLATA

In 2014, First Majestic received $3.4 million in shares of Sundance Minerals Ltd. ("Sundance"), a privately held exploration company, in exchange for the Company's 100% owned subsidiary, Minera Terra Plata S.A. de C.V., which held a 100% interest in the Penasco Quemado, the La Frazada and the Los Lobos exploration projects. As at December 31, 2014, First Majestic's holdings in Sundance represented 31.7% of its outstanding shares, which presumes the Company to have significant influence for accounting purpose and, as a result, the investment was accounted for as an Investment in Associates.

During the year ended December 31, 2015, Sundance completed various private placements and acquisitions, including a reverse takeover transaction ("RTO"), all of which resulted in First Majestic's holdings being diluted to below 5% in November 2015. Following the RTO, Sundance also changed its name to First Mining Finance Corp. ("First Mining") and became listed on the TSX Venture Exchange under the symbol "FF".

As a result of the aforementioned transactions, the Company ceased having significant influence on First Mining and the investment was reclassified during the year from "Investment in Associates" to "FVTPL Financial Asset". Immediately prior to this reclassification, the investment was adjusted to its fair value of $4.1 million, resulting in an equity gain of $0.7 million (2014 - $nil) on investment in associates during the year ended December 31, 2015.

Due to certain common directors and officers, First Mining is considered to be a related party of the Company.

REVIEW OF FINANCIAL PERFORMANCE

For the quarters ended December 31, 2015 and 2014 (in thousands of dollars, except for per share amounts):

	Fourth Quarter 2015	Fourth Quarter 2014	Variance %	
Revenues	$ **66,012**	$ **72,480**	**-9%**	(1)
Cost of sales (excludes depletion, depreciation and amortization)	39,479	44,873	-12%	(2)
Gross margin	**26,533**	**27,607**	**-4%**	
Depletion, depreciation and amortization	22,651	21,774	4%	(3)
Mine operating earnings	**3,882**	**5,833**	**-33%**	(4)
General and administrative expenses	4,558	4,210	8%	(5)
Share-based payments	766	743	3%	
Impairment of non-current assets	108,421	101,950	6%	(6)
Acquisition costs	2,054	—	100%	(7)
Foreign exchange loss (gain)	475	(5,451)	-109%	
Operating loss	**(112,392)**	**(95,619)**	**18%**	
Investment and other (loss) income	(2,051)	6,241	-133%	(8)
Finance costs	(1,445)	(1,854)	-22%	
Loss before income taxes	**(115,888)**	**(91,232)**	**27%**	
Current income tax expense	659	943	-30%	
Deferred income tax recovery	(13,586)	(27,607)	-51%	
Income tax recovery	(12,927)	(26,664)	-52%	(9)
Net loss for the period	$ **(102,961)**	$ **(64,568)**	**59%**	(10)
Loss per share (basic)	$ **(0.66)**	$ **(0.55)**	**21%**	(10)
Loss per share (diluted)	$ **(0.66)**	$ **(0.55)**	**21%**	(10)

1. **Revenues** in the quarter decreased compared to the same quarter of the previous year due to the following significant contributors:
   - ***Average realized silver price*** in the quarter decreased by 7% or $1.09 per ounce compared to the same quarter of the prior year as a result of commodity market pressure on silver prices. Average realized silver price in the quarter was $15.21 per ounce compared to $16.30 per ounce in the fourth quarter of 2014; and
   - ***Silver equivalent ounces sold*** decreased by 71,683 ounces or 1% compared to the fourth quarter of 2014. Despite a 13% increase in total production, silver equivalent ounces sold decreased marginally as sales in the fourth quarter of 2014 included 934,000 ounces of silver held in inventory at the end of the third quarter.

2. **Cost of sales** in the quarter decreased compared to the same quarter of the previous year as a result of the following factors:
   - Sales in the fourth quarter of the prior year included 934,000 ounces of ***suspended sales in the third quarter***, which contributed to $9.8 million change in inventory in the same period of the prior year;

   partially offset by:
   - ***Production costs*** increased 14% or $4.4 million compared to the same quarter of the prior year, primarily due to:
     - 13% increase in production due to the addition of the Santa Elena Silver Mine, which incurred $11.3 million in production costs during the quarter;
     - excluding Santa Elena, production costs for the Company's other five operating mines decreased by $6.9 million compared to the same quarter of the prior year as a result of the Company's ongoing effort to reduce costs and 21% weakening of the Mexican pesos against the U.S. dollar.

REVIEW OF FINANCIAL PERFORMANCE (continued)

3. The increase in **depletion, depreciation and amortization** was attributed to a combination of the following:
   - ***Tonnes of ore processed*** increased by 29% compared to the same quarter of the prior year, primarily due to the addition of the Santa Elena mine which contributed $4.2 million to depletion, depreciation and amortization expense during the fourth quarter;
   - ***Revisions to life of mines*** at the end of 2014 accelerated depletion and depreciation rates applied to mining interests and property, plant and equipment depreciated under the units-of-production method. Life of mine estimates were reduced at the end of 2014 to reflect lower Reserves and Resources estimates with higher cut-off grades based on lower metal prices;
   - ***Capital expenditures*** incurred on the La Encantada and San Martin expansions over the past year, which resulted in additional depletion, depreciation and amortization; partially offset by:
   - ***Impairment charge on non-current assets*** recognized in the fourth quarter of 2014, which resulted in a $66.0 million decrease in depletable mining interests and depreciable property, plant and equipment.
4. **Mine operating earnings** during the quarter decreased $2.0 million from the fourth quarter of 2014 due to a 4% decrease in gross margin plus higher depletion, depreciation and amortization. Gross margin was primarily affected by a 7% decrease in average silver prices, offset by lower cost of sales attributed to a 21% depreciation of the Mexican peso against the U.S. dollar.
5. **General and administrative** expenses increased compared to the fourth quarter of 2014, primarily due to:
   - ***Salaries and benefits*** increased by $0.8 million or 26%, primarily due to the acquisition of additional employees from SilverCrest and severance costs incurred during the quarter; and
   - ***Corporate administration*** increased by $0.3 million or 29% due to higher costs associated with the integration of SilverCrest and its subsidiaries, as well as associated overhead costs.
6. During the quarter, as a result of decline in silver prices and the consequent adverse effect on the Company's Reserves and Resources, the Company recognized an **impairment loss** of $108.4 million (2014 - $102.0 million) on certain of the Company's operating mines and exploration projects (see "Impairment of Non-Current Assets" section for detail).
7. **Acquisition costs** relates to due diligence costs and closing fees associated with the acquisition of SilverCrest Mines Inc., which closed on October 1, 2015.
8. The Company's **investment and other income or loss** is primarily comprised of gain or losses on the following:
   - A total of $3.3 million loss on fair value adjustment of ***prepayment facilities,*** which contains commodity price swaps and call options on a portion of the Company's lead and zinc production, compared to a gain of $6.0 million in the fourth quarter of 2014;
   - $0.8 million loss on investment in ***marketable securities,*** compared to a loss of $0.3 million in the fourth quarter of 2014;
   - $1.1 million equity gain on investment in ***First Mining Finance Corp;*** and
   - $0.9 million in ***interest income and other.***
9. During the quarter, the Company recorded an **income tax recovery** of $12.9 million compared to an income tax recovery of $26.7 million in the quarter ended December 31, 2014. Income tax recovery in the quarter was comprised primarily of $38.2 million deferred income tax recovery related to impairment of non-current assets, offset by $20.2 million attributed to deferred income tax asset not recognized. The effective income tax rate in quarter was affected by taxation effects on foreign currency translation, Mexican mining duties, unrealized deferred tax assets and non-deductible expenses.
10. As a result of the foregoing, **net loss** for the quarter ended December 31, 2015 was $103.0 million and loss per share of $0.66.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2015

For the year ended December 31, 2015, 2014 and 2013 (in thousands of dollars, except for per share amounts):

	Annual 2015	Annual 2014	Annual 2013	Variance % 2015 vs 2014	
Revenues	**$ 219,444**	**$ 245,473**	**$ 251,313**	**-11%**	(1)
Cost of sales (excludes depletion, depreciation and amortization)	135,674	154,843	115,658	-12%	(2)
Gross margin	**83,770**	**90,630**	**135,655**	**-8%**	
Depletion, depreciation and amortization	75,039	60,466	43,337	24%	(3)
Mine operating earnings	**8,731**	**30,164**	**92,318**	**-71%**	(4)
General and administrative	17,004	19,393	24,855	-12%	(5)
Share-based payments	4,926	7,320	14,518	-33%	
Impairment of non-current assets	108,421	101,950	28,791	6%	(6)
Acquisition costs	2,054	—	—	100%	(7)
Foreign exchange (gain) loss	(3,266)	(6,312)	926	-48%	
Operating (loss) earnings	**(120,408)**	**(92,187)**	**23,228**	**31%**	
Investment and other (loss) income	(34)	18,627	5,974	-100%	(8)
Finance costs	(5,810)	(7,377)	(3,009)	-21%	
(Loss) earnings before income taxes	**(126,252)**	**(80,937)**	**26,193**	**56%**	
Current income tax expense	2,200	7,682	1,261	-71%	
Deferred income tax (recovery) expense	(20,028)	(27,171)	63,164	-26%	
Income tax (recovery) expense	(17,828)	(19,489)	64,425	-9%	(9)
Net loss for the year	**$ (108,424)**	**$ (61,448)**	**$ (38,232)**	**76%**	(10)
Loss per share (basic)	**$ (0.84)**	**$ (0.52)**	**$ 0.33**	**60%**	(10)
Loss per share (diluted)	**$ (0.84)**	**$ (0.52)**	**$ 0.33**	**60%**	(10)
Cash and cash equivalents	**$ 51,018**	**$ 40,345**	**$ 54,765**		
Total assets	**$ 789,700**	**$ 771,342**	**$ 854,952**		
Non-current liabilities	**$ 155,780**	**$ 172,587**	**$ 207,484**		

1. **Revenues** in the year ended December 31, 2015 decreased compared to the previous year due to the following significant contributors:
   - ***Average realized silver price*** in the period was $16.06, a decrease of 14% or $2.64 per ounce compared to $18.69 in the prior year as a result of commodity market pressure on silver prices; offset by:
   - ***Silver equivalent ounces sold*** increased by 7% compared to 2014, primarily attributed to the addition of sales from the Santa Elena Silver Mine in the fourth quarter, which contributed 1.5 million silver equivalent ounces to First Majestic's sales during the year, along with incremental production from Del Toro, San Martin and La Guitarra, offset by the decrease in ounces sold in La Encantada and La Parrilla.

2. **Cost of sales** in the year decreased compared to the previous year as a result of the following factors:
   - ***Production costs*** decreased by $9.2 million or 7% compared to the prior year primarily as a result of:
     - cost savings from management's cost reduction programs, including reduction in headcounts and contract renegotiations with contractors and suppliers;
     - favourable foreign exchange rate effect as a result of a 19% depreciation in the Mexican peso against the U.S. dollar compared to the same period of 2014; and
     - completion of the 115kV power line at Del Toro in September 2014.
   - In the prior year, the Company recorded $3.8 million in ***mineral inventory write-downs*** to their net realizable values as a result of decline in silver prices.

REVIEW OF FINANCIAL PERFORMANCE (continued)

3. The increase in **depletion, depreciation and amortization** was attributed to a combination of the following:
   - ***Tonnes of ore processed*** increased by 9% compared to the prior year, primarily due to the addition of the Santa Elena mine which contributed $4.2 million to depletion, depreciation and amortization expense since the mine was acquired on October 1, 2015.
   - ***Revisions to life of mines*** at the end of 2014 accelerated depletion and depreciation rates applied to mining interests and property, plant and equipment depreciated under the units-of-production method. Life of mine estimates were reduced at the end of 2014 to reflect lower Reserves and Resources estimates with higher cut-off grades based on lower metal prices;
   - ***Capital expenditures*** incurred on the La Encantada and San Martin expansions over the past year, which resulted in additional depletion, depreciation and amortization; partially offset by:
   - ***Impairment charge on non-current assets*** recognized in the fourth quarter of 2014, which resulted in a total of $66.0 million decrease in depletable mining interests and depreciable property, plant and equipment.

4. **Mine operating earnings** during the year decreased $21.4 million or 71% from 2014 due to an 8% decrease in gross margin and a 24% increase in depletion, depreciation and amortization. Gross margin was primarily affected by the combination of a 14% decrease in average silver prices, offset by a 7% increase in silver equivalent ounces sold, offset by lower cost of sales attributed to a 19% depreciation of the Mexican Peso against the U.S. dollar.

5. **General and administrative** expenses decreased compared to 2014, primarily due to:
   - ***Corporate administration*** decreased by $0.6 million or 13% due to decrease in travel, computer services, advertising and promotion expenses in general related to the Company's cost cutting measures; and
   - ***Audit, legal and professional fees*** decreased by $0.8 million or 22% due to higher legal fees in the prior year associated with the Mexican stock exchange listing and the Hector Davila litigation in the prior year.

6. During the year, as a result of decline in silver prices and the consequent adverse effect on the Company's Reserves and Resources, the Company recognized an **impairment loss** of $108.4 million (2014 - $102.0 million) on certain of the Company's operating mines and exploration projects (see "Impairment of Non-Current Assets" section for detail).

7. **Acquisition costs** relates to due diligence costs and closing fees associated with the acquisition of SilverCrest Mines Inc., which closed on October 1, 2015.

8. The Company's **investment and other income or loss** is primarily comprised of gains or losses on the following:
   - A total of a $1.2 million loss on fair value adjustment of ***prepayment facilities,*** which contains commodity price swaps and call options on a portion of the Company's lead and zinc production, compared to a gain of $4.7 million in 2014;
   - $1.0 million loss on investment in ***marketable securities,*** compared to a loss of $0.6 million in the previous year;
   - $0.7 million equity gain on investment in ***First Mining Finance Corp;*** and
   - In 2014, the Company recognized a $14.1 million ***gain from First Silver litigation.***

9. During the period, the Company recorded an ***income tax recovery*** of $17.8 million compared to an income tax recovery of $19.5 million in 2014. Income tax recovery during the year was affected by a $38.2 million deferred income tax recovery related to impairment of non-current assets, partially offset by $20.2 million attributed to deferred income tax asset not recognized. The effective income tax rate in period was also affected by taxation effects on foreign currency translation, Mexican mining duties, unrealized deferred tax assets and non-deductible expenses.

10. As a result of the foregoing, **net loss** for the year was $108.4 million and loss per share of $0.84.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year and quarter ended December 31, 2015

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

Selected Financial Information	2015				2014			
	Q4[1]	Q3[2]	Q2[3]	Q1[4]	Q4[5]	Q3[6]	Q2[7]	Q1[8]
Revenue	$ 66,012	$ 44,673	$ 54,190	$ 54,569	$ 72,480	$ 40,770	$ 66,927	$ 65,296
Cost of sales	$ 39,479	$ 30,545	$ 33,314	$ 32,336	$ 44,873	$ 31,973	$ 42,727	$ 35,270
Depletion, depreciation and amortization	$ 22,651	$ 17,716	$ 17,435	$ 17,237	$ 21,774	$ 10,588	$ 14,699	$ 13,405
Mine operating earnings (loss)	$ 3,882	$ (3,588)	$ 3,441	$ 4,996	$ 5,833	$ (1,791)	$ 9,501	$ 16,621
Net (loss) earnings after tax	$ (102,961)	$ (1,780)	$ (2,578)	$ (1,105)	$ (64,568)	$ (10,450)	$ 7,590	$ 5,980
(Loss) earnings per share (basic)	$ (0.66)	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.55)	$ (0.09)	$ 0.06	$ 0.05
(Loss) earnings per share (diluted)	$ (0.66)	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.55)	$ (0.09)	$ 0.06	$ 0.05

1. During the fourth quarter of 2015, mine operating earnings was $3.9 million, compared to loss of $3.6 million in the quarter ended September 30, 2015. The increase in mine operating earnings was primarily driven by the addition of the Santa Elena Silver Mine, which had mine operating earnings of $9.4 million during the quarter. Net loss for the quarter was $103.0 million, compared to a loss of $1.8 million in the previous quarter primarily due to a $108.4 million, or $70.2 million net of tax, impairment of non-current assets due to reduction in market consensus on long-term silver price forecasts and the consequential impact on the Company's reserves and resources.

2. During the third quarter of 2015, mine operating loss was $3.6 million, compared to earnings of $3.4 million in the quarter ended June 30, 2015. The decrease in mine operating earnings was primarily driven by a decrease in silver prices and less silver equivalent ounces sold. Net loss for the quarter was $1.8 million, compared to a loss of $2.6 million in the previous quarter due to a decrease in mine operating earnings and investment and other losses related to fair value adjustment of prepayment facilities and derivatives, net of deferred income tax recovery related to taxation effects on foreign currency translation.

3. During the second quarter of 2015, mine operating earnings was $3.4 million compared to $5.0 million in the quarter ended March 31, 2015. The decrease in mine operating earnings was primarily driven by a decrease in silver prices and silver equivalent ounces sold. Net loss for the quarter was $2.6 million, compared to a loss of $1.1 million in the previous quarter due to decrease in mine operating earnings and investment and other losses related to fair value adjustment of prepayment facilities and derivatives.

4. During the first quarter of 2015, mine operating earnings was $5.0 million compared to $5.8 million in the quarter ended December 31, 2014. The decrease in mine operating earnings was primarily driven by decrease in silver prices and silver equivalent ounces sold, as approximately 934,000 ounces of silver sales that were suspended in the fourth quarter of 2014 and sold in the quarter ended December 31, 2014. Net loss for the quarter was $1.1 million, compared to a loss of $64.6 million in the previous quarter due to a non-cash impairment charge of $102.0 million, or $66.0 million net of tax, recognized at the end of the previous quarter.

5. In the quarter ended December 31, 2014, mine operating earnings was $5.8 million compared to mine operating loss of $1.8 million in the quarter ended September 30, 2014. The increase in mine operating earnings was attributed to approximately 934,000 ounces of silver sales that were suspended at the end of the fourth quarter of 2014 due to declining silver prices and rolled into sales of the fourth quarter. Net loss for the quarter was $64.6 million compared to $10.5 million in the previous quarter due to a non-cash impairment charge of $102.0 million, or $66.0 million net of tax, related to some of the Company's non-current assets during the quarter and related taxation effects.

6. In the quarter ended September 30, 2014, mine operating loss was $1.8 million compared to mine operating earnings of $9.5 million in the quarter ended September 30, 2014. The decrease in mine operating earnings was primarily attributed to the Company's decision to suspend approximately 934,000 in silver sales near the end of the quarter as a result of significant decline in silver prices during the quarter. Net earnings also decreased $18.0 million compared to the preceding quarter as a result of a decrease in mine operating earnings and a one-time litigation gain of $14.1 million recognized in the second quarter of 2014.

7. In the quarter ended June 30, 2014, mine operating earnings decreased by 43% to $9.5 million compared to $16.6 million in the quarter ended March 31, 2014. Net earnings increased by 27% to $7.6 million from $6.0 million in the quarter ended March 31, 2014. The increase in net earnings was primarily attributed to $14.1 million litigation gain, partially offset by decrease in mine operating earnings due to 6% decrease in average realized silver price and higher depletion, depreciation and amortization due to increase in production rate.

8. In the quarter ended March 31, 2014, mine operating earnings improved 17% to $16.6 million compared to $14.3 million in the quarter ended December 31, 2013. Net earnings increased $87.2 million to $6.0 million compared to a loss of $81.2 million in the previous quarter. Net earnings in the previous quarter was affected by a $28.8 million non-cash impairment of non-current assets and $38.8 million non-cash adjustment to deferred income tax expense in relation to the Mexican Tax Reform.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

LIQUIDITY

As at December 31, 2015, the Company held cash and cash equivalents of $51.0 million compared to $40.3 million at December 31, 2014. Cash and cash equivalents is primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents increased by $10.7 million during the year. The Company's cash flows from operating, investing and financing activities during the year are summarized as follows:

- Cash provided by operating activities of $56.1 million;
- Cash used in investing activities of $28.7 million, primarily related to:
  - $42.0 million spent on mine development and exploration activities; and
  - $15.7 million spent on purchase of property, plant and equipment and deposits for the acquisition of non-current assets; offset by
  - $28.2 million net cash acquired from the acquisition of SilverCrest Mines Inc.
- Cash used in financing activities of $15.8 million, including:
  - $23.0 million was spent on repayment of prepayment facilities;
  - $11.8 million was spent on repayment of lease obligations; and
  - $4.0 million was spent on financing costs; offset by:
  - $23.0 million proceeds from closing of private placement in April 2015 by issuing an aggregate of 4,620,000 common shares at a price of CAD$6.50 per common share.

Capital expenditures on mineral properties have decreased compared to the prior year as the Company suspended some discretionary capital expenditures due to the decline in silver prices over the past year, as well as efforts by the Company to cut costs and re-negotiate its contracts with contractors and suppliers.

Working capital as at December 31, 2015 was $15.6 million compared to a deficit of $2.9 million at December 31, 2014. To improve the Company's working capital position, subsequent to year end, the Company closed a $60.0 million debt financing agreement, consisting of a $35.0 million three year term loan and a $25.0 million revolving credit facility with a three year expiry. Proceeds from the $35.0 million term loan were used primarily to settle the remaining balance of the Company's prepayment facilities and to provide the Company with a six month repayment holiday. The revolving credit facility was used to replace SilverCrest's $15.0 million credit line which would have been due in July 2016, extending repayment to February 2019.

CAPITAL RESOURCES

The Company's objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company's Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the Credit Facility and Prepayment Facility agreements. As at December 31, 2015 and 2014, the Company was in compliance with these covenants.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As at December 31, 2015, the Company's contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$ 41,899	$ 41,899	$ —	$ —	$ —
Debt facility	15,242	15,242	—	—	—
Prepayment facilities	39,089	25,393	13,696	—	—
Finance lease obligations	18,141	10,441	7,640	60	—
Purchase obligations and commitments	2,459	2,459	—	—	—
	$ 116,830	$ 95,434	$ 21,336	$ 60	$ —

Subsequent to year end, the Company closed a $60.0 million debt financing agreement, consisting of a $35.0 million three year term loan with a six month repayment holiday and a $25.0 million revolving credit facility. On a pro forma basis, assuming that the facility had been in place as at December 31, 2015 and the prepayment facility had been repaid at that time, the Company's contractual obligations and commitments would be as follows:

	Contractual Cash Flows	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$ 41,899	$ 41,899	$ —	$ —	$ —
Debt facility - term loan	37,309	7,360	26,826	3,123	—
Debt facility - revolving credit facility	18,278	521	1,411	16,346	—
Finance lease obligations	18,141	10,441	7,640	60	—
Purchase obligations and commitments	2,459	2,459	—	—	—
	$ 118,086	$ 62,680	$ 35,877	$ 19,529	$ —

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

CREDIT RISK

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company's credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international customers. Additionally, concentrates and related base metal by-products are sold primarily through one international organizations with good credit ratings. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

Value added tax receivables are generated on the purchase of supplies and services for operations, which are refundable from the Mexican government. At December 31, 2015, value added taxes and other taxes receivable includes $11.1 million in Nusantara de Mexico, S.A. de C.V., a subsidiary of the recently acquired SilverCrest Mines Inc., that are in arrears due to an outstanding audit from the Mexican tax authorities. Value added tax refund delays are currently pervasive in Mexico and the Company is currently working with its tax advisors to expedite the process. The Company believes the balance is fully recoverable within the next twelve months and, therefore, has not provided an allowance against this balance nor reclassified the balance as a non-current asset.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company's maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and contractual obligations. Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet its ongoing operating requirements as they arise for at least the next 12 months. If commodity prices in the metals markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need a further injection of capital to address its cash flow requirements.

MANAGEMENT OF RISKS AND UNCERTAINTIES (continued)

CURRENCY RISK

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company's net earnings or loss and other comprehensive income or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company's net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

						December 31, 2015		December 31, 2014
	Cash and cash equivalents	Trade and other receivables	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$ 1,980	$ 1,297	$ (1,027)	$ —	$ 2,250	$ 225	$ 6,791	$ 679
Mexican peso	1,894	20,643	(18,258)	3,675	7,954	795	(12,430)	(1,243)
	$ 3,874	$ 21,940	$ (19,285)	$ 3,675	$ 10,204	$ 1,020	$ (5,639)	$ (564)

COMMODITY PRICE RISK

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company's revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company's control. The Company does not use derivative instruments to hedge its commodity price risk to silver but has forward sales agreements to sell a portion of its lead and zinc production at a fixed price (see Note 18). The Company purchased call options on lead and zinc futures to mitigate potential exposure to future price increases in lead and zinc for its lead and zinc forward sales agreements.

The following table summarizes the Company's exposure to commodity price risk and their impact on net earnings:

					December 31, 2015
	Silver	Gold	Lead	Zinc	Effect of +/- 10% change in metal prices
Metals subject to provisional price adjustments	$ 428	$ 44	$ 201	$ 77	$ 750
Metals in doré and concentrates inventory	174	198	36	18	426
Prepayment facilities (Note 18)	—	—	(2,833)	(480)	(3,313)
	$ 602	$ 242	$ (2,596)	$ (385)	$ (2,137)

POLITICAL AND COUNTRY RISK

First Majestic currently conducts foreign operations primarily in México, and as such the Company's operations are exposed to various levels of political and economic risks by factors outside of the Company's control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company's exploration, development and production activities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year and quarter ended December 31, 2015

ENVIRONMENTAL AND HEALTH AND SAFETY RISKS

The Company's activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company's business, results of operations or financial condition.

CLAIMS AND LEGAL PROCEEDINGS RISKS

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant's assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the "Court"), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the "Defendant"). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $58.9 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2015, the Company has not accrued any of the remaining $58.9 million (CAD$81.5 million) unpaid judgment in favour of the Company.

OTHER FINANCIAL INFORMATION

IMPAIRMENT OF NON-CURRENT ASSETS

At December 31, 2015 and 2014, the Company determined there were several indicators of potential impairment on its non-current assets, including the decline in the Company's market capitalization, reduction in market consensus on long-term silver price forecasts during the year and the consequential impact on the Company's Reserves and Resources. Based on the Company's assessment at December 31, 2015 and 2014, the Company concluded that the following mines and properties had estimated recoverable value, based on their fair value less cost of disposal ("FVLCD"), below their carrying value and impairment charges were required:

	YEAR ENDED DECEMBER 31,	
	2015	2014
La Encantada Silver Mine	$ 28,544	$ —
Del Toro Silver Mine	27,427	21,550
La Guitarra Silver Mine	22,438	58,656
La Luz Silver Project	13,973	—
La Parrilla Silver Mine	9,953	—
Plomosas Project	6,086	—
San Martin Silver Mine	—	21,744
Impairment of non-current assets	**$ 108,421**	**$ 101,950**
Deferred income tax recovery	(38,218)	(35,938)
Impairment of non-current assets, net of tax	**$ 70,203**	**$ 66,012**

The impairment charge recognized for the year ended December 31, 2015 in respect of each CGU was as follows:

	Mining Interests			Property, Plant and Equipment	Total
	Producing	Exploration			
La Encantada Silver Mine	$ 12,543	$ 1,456		$ 14,545	$ 28,544
Del Toro Silver Mine	2,212	635		24,580	27,427
La Guitarra Silver Mine	14,656	5,233		2,549	22,438
La Luz Silver Project	—	7,353		6,620	13,973
La Parrilla Silver Mine	5,803	463		3,687	9,953
Plomosas Project	—	6,086		—	6,086
Impairment of non-current assets	**$ 35,214**	**$ 21,226**		**$ 51,981**	**$ 108,421**

Recoverable values are determined with internal discounted cash flow economic models are projected using management's best estimate of recoverable mineral reserves and resources, future operating costs and capital expenditures, and long-term foreign exchange rates. For mineral resources that were not valued using internal discounted cash flow economic models, FVLCD were estimated based on in-situ value of their resources and exploration potential derived from comparable market transactions. The impairment charge on the Del Toro Silver Mine includes a $22.2 million write-down of the cyanidation circuit, which has been placed on care and maintenance due to lack of economical oxide ore reserves.

Metal price assumptions used to determine the recoverable amounts at December 31, 2015 and 2014 are summarized in the following table:

	AT DECEMBER 31, 2015		AT DECEMBER 31, 2014	
Commodity Prices	2016-2019 Average	Long-term	2015-2018 Average	Long-term
Silver (per ounce)	$ 17.19	$ 18.50	$ 19.51	$ 21.50
Gold (per ounce)	$ 1,213	$ 1,250	$ 1,261	$ 1,300
Lead (per pound)	$ 0.89	$ 0.90	$ 1.10	$ 1.00
Zinc (per pound)	$ 0.98	$ 1.00	$ 1.01	$ 0.94

104   MANAGEMENT'S DISCUSSION AND ANALYSIS

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2015

MANAGEMENT'S DISCUSSION AND ANALYSIS   105

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year and quarter ended December 31, 2015

A discount rate of 8.5% (2014 – 8.5%), equivalent to the Company's weighted average cost of capital, was used to determine FVLCD based on internal discounted cash flow economic models of each CGU.

The internal discounted cash flow economic models and in-situ values used to determine FVLCD are significantly affected by changes in key assumptions for future metal prices, capital expenditures, production cost estimates and discount rates. Management's estimate of FVLCD is classified as level 3 in the fair value hierarchy. There has been no material change in the valuation techniques utilized to determine FVLCD in the year ended December 31, 2015.

SHARE REPURCHASE PROGRAM

The Company has an ongoing share repurchase program to repurchase up to 5,879,732 of its common shares, which represents approximately 5% of the Company's issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. No shares were repurchased during the year ended December 31, 2015. During the year ended December 31, 2014, the Company repurchased and cancelled 140,000 shares for a total consideration of $1.0 million.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2015, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

RELATED PARTY DISCLOSURES

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the year ended December 31, 2015, the Company advanced an additional $0.5 million to First Mining as a promissory note with an interest rate of 9% per annum, which is repayable on demand. As at December 31, 2015, the total amount of promissory notes receivable, including accrued interest, from First Mining was $1.1 million (2014 – $0.5 million). During the year ended December 31, 2015, the Company has charged and received from First Mining a total of $0.1 million in fees for rent and shared management services. There were no other significant transactions with related parties outside of the ordinary course of business during the year ended December 31, 2015.

SUBSEQUENT EVENTS

The following significant events occurred subsequent to December 31, 2015:

a) In February 2016, the Company closed a $60.0 million debt financing agreement, consisting of a $35.0 million term loan and $25.0 million revolving credit facility, with a consortium of lenders. The three year term loan includes a six month repayment holiday and bears an interest rate of LIBOR plus an applicable range from 3.25% to 4.00%, depending on certain financial parameters of the Company. Proceeds from the $35.0 million term loan were used primarily to settle the remaining balance of the Company's lead and zinc prepayment facilities and associated call options. The revolving credit facility expires in three years and bears the same interest as the term loan, and a relevant standby fee from 0.81% to 1.00% for the undrawn portion of the facility. The revolving credit facility was used to replace SilverCrest's $15.0 million credit line with the remainder available for general working capital purposes, if needed. As security for the debt financing agreement, the lenders have secured all of the assets of the Company with the exception of La Encantada and San Martin.

b) 75,284 common shares were issued for settlement of liabilities;

c) 2,931,002 five year stock options with an average exercise price of CAD$4.82 were granted; and

d) 262,957 options were cancelled or expired.

Pursuant to the above subsequent events, the Company has 155,663,522 common shares outstanding as at the date on which this MD&A was approved and authorized for issue by the Board of Directors.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, events or actions, actual results may differ from these estimates.

Our significant accounting policies and accounting estimates are contained in the consolidated financial statements. Certain of these policies, such as, capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, decommissioning liabilities provisions, and business combinations involve critical accounting estimates because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

FUTURE CHANGES IN ACCOUNTING POLICIES NOT YET EFFECTIVE AS AT DECEMBER 31, 2015

Revenue recognition

In May 2014, the IASB issued IFRS 15 – *Revenue from Contracts with Customers* ("IFRS 15") which supersedes IAS 11 – *Construction Contracts*, IAS 18 – *Revenue*, IFRIC 13 – *Customer Loyalty Programmes*, IFRIC 15 – *Agreements for the Construction of Real Estate*, IFRIC 18 – *Transfers of Assets from Customers*, and SIC 31 – *Revenue – Barter Transactions Involving Advertising Services*. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – *Financial Instruments* ("IFRS 9") to replace IAS 39 – *Financial Instruments: Recognition and Measurement*. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking "expected loss" impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Finance leases

In January 2016, the IASB published a new accounting standard, IFRS 16 – *Leases* ("IFRS 16") which supersedes IAS 17 – *Leases*. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, if IFRS 16 – *Revenue from Contracts with Customers*, has also been applied. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including "Cash costs per ounce", "Production cost per tonne", "All-in sustaining costs per ounce", "Average realized silver price", "Adjusted Earnings per share", "Cash flow per share" and "Working capital" to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles ("GAAP") are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures

employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CASH COST PER OUNCE, ALL-IN SUSTAINING COST PER OUNCE AND PRODUCTION COST PER TONNE

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-In Sustaining Cost ("AISC") is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council ("WGC") in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce for the Company's consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, *"costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company's new projects and certain expenditures at current operations which are deemed expansionary in nature."*

Consolidated AISC includes total production cash costs incurred at the Company's mining operations, which forms the basis of the Company's total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, exploration and evaluation costs, share-based payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company's operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2015

The following tables provide a detailed reconciliation of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)

THREE MONTHS ENDED DECEMBER 31, 2015

	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Santa Elena	Consolidated
Production cost (A)	**$ 7,487**	**$ 5,829**	**$ 5,042**	**$ 4,523**	**$ 2,408**	**$ 11,318**	**$ 36,607**
Add: transportation and other selling cost	146	574	282	110	111	92	1,315
Add: smelting and refining cost	218	3,422	1,828	107	888	307	6,771
Add: environmental duty and royalties cost	—	59	25	39	28	144	295
Total cash cost before by-product credits (B)	**$ 7,851**	**$ 9,884**	**$ 7,177**	**$ 4,779**	**$ 3,435**	**$ 11,861**	**$ 44,988**
Deduct: By-product credits attributed to							
Gold by-product credits	(24)	(160)	—	(1,291)	(1,802)	(13,773)	(17,050)
Lead by-product credits	—	(2,803)	(4,270)	—	—	—	(7,073)
Zinc by-product credits	—	(2,932)	—	—	—	—	(2,932)
Total by-product credits	**$ (24)**	**$ (5,895)**	**$ (4,270)**	**$ (1,291)**	**$ (1,802)**	**$ (13,773)**	**$ (27,055)**
Total cash cost (C)	**$ 7,827**	**$ 3,989**	**$ 2,907**	**$ 3,488**	**$ 1,633**	**$ (1,912)**	**$ 17,933**
Workers' Participation	(2)	—	—	65	—	—	63
General and administrative expenses	—	—	—	—	—	—	4,334
Share-based payments	—	—	—	—	—	—	766
Accretion of decommissioning liabilities	51	36	36	36	18	93	270
Sustaining capital expenditures	2,286	1,519	606	1,172	1,657	2,786	10,141
All-In Sustaining Costs (D)	**$ 10,162**	**$ 5,544**	**$ 3,549**	**$ 4,761**	**$ 3,308**	**$ 967**	**$ 33,507**
Payable silver ounces produced (E)	**711,201**	**555,539**	**313,720**	**484,742**	**232,391**	**672,959**	**2,970,551**
Tonnes milled (F)	**242,109**	**149,504**	**111,448**	**83,442**	**42,249**	**254,625**	**883,377**
Total cash cost per ounce, before by-product credits (B/E)	**$ 11.03**	**$ 17.79**	**$ 22.87**	**$ 9.86**	**$ 14.77**	**$ 17.63**	**$ 15.15**
Total cash cost per ounce (C/E)	**$ 11.00**	**$ 7.18**	**$ 9.25**	**$ 7.20**	**$ 7.02**	**$ (2.84)**	**$ 6.04**
All-in sustaining cost per ounce (D/E)	**$ 14.29**	**$ 9.98**	**$ 11.30**	**$ 9.83**	**$ 14.24**	**$ 1.44**	**$ 11.28**
Production cost per tonne (A/F)	**$ 30.92**	**$ 38.99**	**$ 45.22**	**$ 54.22**	**$ 57.02**	**$ 44.45**	**$ 41.44**
Gold by-product credits per ounce	$ (0.03)	$ (0.29)	$ —	$ (2.66)	$ (7.75)	$ (20.47)	$ (5.74)
Lead by-product credits per ounce	—	(5.04)	(13.62)	—	—	—	(2.38)
Zinc by-product credits per ounce	—	(5.28)	—	—	—	—	(0.99)
Total by-product credits per ounce	**$ (0.03)**	**$ (10.61)**	**$ (13.62)**	**$ (2.66)**	**$ (7.75)**	**$ (20.47)**	**$ (9.11)**

(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)

THREE MONTHS ENDED DECEMBER 31, 2014

	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	**$ 8,444**	**$ 7,498**	**$ 8,215**	**$ 5,732**	**$ 2,321**	**$ 32,210**
Add: transportation and other selling cost	177	696	675	88	211	1,847
Add: smelting and refining cost	340	3,183	3,232	188	1,181	8,124
Add: environmental duty and royalties cost	80	112	69	69	27	357
Total cash cost before by-product credits (B)	**$ 9,041**	**$ 11,489**	**$ 12,191**	**$ 6,077**	**$ 3,740**	**$ 42,538**
Deduct: By-product credits attributed to						
Gold by-product credits	(11)	(222)	—	(1,758)	(1,626)	(3,617)
Lead by-product credits	—	(2,876)	(6,675)	—	—	(9,551)
Zinc by-product credits	—	(3,731)	—	—	—	(3,731)
Total by-product credits	**$ (11)**	**$ (6,829)**	**$ (6,675)**	**$ (1,758)**	**$ (1,626)**	**$ (16,899)**
Total cash cost (C)	**$ 9,030**	**$ 4,660**	**$ 5,516**	**$ 4,319**	**$ 2,114**	**$ 25,639**
Workers' Participation	(319)	—	—	282	—	(37)
General and administrative expenses	—	—	—	—	—	4,015
Share-based payments	—	—	—	—	—	743
Accretion of decommissioning liabilities	51	33	45	32	30	191
Sustaining capital expenditures	5,170	2,133	2,410	926	1,698	12,668
All-In Sustaining Costs (D)	**$ 13,932**	**$ 6,826**	**$ 7,971**	**$ 5,559**	**$ 3,842**	**$ 43,219**
Payable silver ounces produced (E)	**785,216**	**627,541**	**785,044**	**590,327**	**223,726**	**3,011,854**
Tonnes milled (F)	**186,411**	**175,830**	**175,552**	**96,651**	**49,084**	**683,528**
Total cash cost per ounce, before by-product credits (B/E)	**$ 11.51**	**$ 18.30**	**$ 15.53**	**$ 10.30**	**$ 16.72**	**$ 14.12**
Total cash cost per ounce (C/E)	**$ 11.50**	**$ 7.42**	**$ 7.03**	**$ 7.32**	**$ 9.45**	**$ 8.51**
All-in sustaining cost per ounce (D/E)	**$ 17.76**	**$ 11.09**	**$ 10.16**	**$ 9.54**	**$ 17.21**	**$ 14.43**
Production cost per tonne (A/F)	**$ 45.29**	**$ 42.68**	**$ 46.83**	**$ 59.34**	**$ 47.30**	**$ 47.15**
Gold by-product credits per ounce	$ (0.01)	$ (0.35)	$ -	$ (2.98)	$ (7.27)	$ (1.20)
Lead by-product credits per ounce	—	(4.58)	(8.50)	—	—	(3.17)
Zinc by-product credits per ounce	—	(5.95)	—	—	—	(1.24)
Total by-product credits per ounce	**$ (0.01)**	**$ (10.88)**	**$ (8.50)**	**$ (2.98)**	**$ (7.27)**	**$ (5.61)**

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2015

(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)

YEAR TO DATE ENDED DECEMBER 31, 2015

	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Santa Elena	Consolidated
Production cost (A)	$ 31,292	$ 28,276	$ 25,474	$ 19,834	$ 9,268	$ 11,319	$ 125,463
Add: transportation and other selling cost	552	2,008	1,668	442	475	92	5,237
Add: smelting and refining cost	909	11,903	11,003	561	3,591	307	28,274
Add: environmental duty and royalties cost	121	350	198	222	115	144	1,150
Total cash cost before by-product credits (B)	$ 32,874	$ 42,537	$ 38,343	$ 21,059	$ 13,449	$ 11,862	$ 160,124
Deduct: By-product credits attributed to							
Gold by-product credits	(99)	(934)	—	(6,642)	(7,306)	(13,773)	(28,754)
Lead by-product credits	—	(7,957)	(25,074)	—	—	—	(33,031)
Zinc by-product credits	—	(13,666)	—	—	—	—	(13,666)
Total by-product credits	$ (99)	$ (22,557)	$ (25,074)	$ (6,642)	$ (7,306)	$ (13,773)	$ (75,451)
Total cash cost (C)	$ 32,775	$ 19,980	$ 13,269	$ 14,417	$ 6,143	$ (1,911)	$ 84,673
Workers' Participation	197	—	—	336	—	—	533
General and administrative expenses	—	—	—	—	—	—	16,221
Share-based payments	—	—	—	—	—	—	4,926
Accretion of decommissioning liabilities	213	152	150	149	79	93	836
Sustaining capital expenditures	8,315	8,601	5,070	6,250	5,802	2,786	37,289
All-In Sustaining Costs (D)	$ 41,500	$ 28,733	$ 18,489	$ 21,152	$ 12,024	$ 968	$ 144,478
Payable silver ounces produced (E)	2,519,666	2,231,444	2,142,105	2,293,524	895,684	672,958	10,755,381
Tonnes milled (F)	851,567	667,702	555,564	349,193	174,003	254,625	2,852,654
Total cash cost per ounce, before by-product credits (B/E)	$ 13.05	$ 19.06	$ 17.90	$ 9.19	$ 15.02	$ 17.63	$ 14.89
Total cash cost per ounce (C/E)	$ 13.01	$ 8.95	$ 6.19	$ 6.29	$ 6.86	$ (2.84)	$ 7.87
All-in sustaining cost per ounce (D/E)	$ 16.47	$ 12.88	$ 8.63	$ 9.22	$ 13.42	$ 1.44	$ 13.43
Production cost per tonne (A/F)	$ 36.75	$ 42.35	$ 45.85	$ 56.80	$ 53.27	$ 44.45	$ 43.98
Gold by-product credits per ounce	$ (0.04)	$ (0.42)	$ -	$ (2.90)	$ (8.16)	$ (20.47)	$ (2.67)
Lead by-product credits per ounce	—	(3.57)	(11.71)	—	—	—	(3.08)
Zinc by-product credits per ounce	—	(6.12)	—	—	—	—	(1.27)
Total by-product credits per ounce	$ (0.04)	$ (10.11)	$ (11.71)	$ (2.90)	$ (8.16)	$ (20.47)	$ (7.02)

(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)

YEAR TO DATE ENDED DECEMBER 31, 2014

	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$ 33,882	$ 30,986	$ 39,364	$ 21,453	$ 9,010	$ 134,695
Add: transportation and other selling cost	878	2,947	1,952	312	594	6,683
Add: smelting and refining cost	1,526	12,530	8,617	580	3,311	26,564
Add: environmental duty and royalties cost	407	578	255	221	99	1,560
Total cash cost before by-product credits (B)	$ 36,693	$ 47,041	$ 50,187	$ 22,566	$ 13,014	$ 169,501
Deduct: By-product credits attributed to						
Gold by-product credits	(29)	(800)	(299)	(5,264)	(7,730)	(14,122)
Lead by-product credits	—	(18,584)	(15,460)	—	—	(34,044)
Zinc by-product credits	—	(10,102)	(573)	—	—	(10,675)
Iron by-product credits	(202)	—	—	—	—	(202)
Total by-product credits	$ (231)	$ (29,486)	$ (16,332)	$ (5,264)	$ (7,730)	$ (59,043)
Total cash cost (C)	$ 36,462	$ 17,555	$ 33,855	$ 17,302	$ 5,284	$ 110,458
Workers' Participation	1,827	—	—	282	—	2,109
General and administrative expenses	—	—	—	—	—	18,677
Share-based payments	—	—	—	—	—	7,320
Accretion of decommissioning liabilities	217	140	188	134	122	801
Sustaining capital expenditures	18,808	14,501	14,746	7,860	7,723	64,813
All-In Sustaining Costs (D)	$ 57,314	$ 32,196	$ 48,789	$ 25,578	$ 13,129	$ 204,178
Payable silver ounces produced (E)	3,696,786	2,788,779	2,596,119	1,826,285	620,393	11,528,361
Tonnes milled (F)	721,171	711,915	629,493	363,951	186,881	2,613,411
Total cash cost per ounce, before by-product credits (B/E)	$ 9.92	$ 16.87	$ 19.33	$ 12.35	$ 20.99	$ 14.70
Total cash cost per ounce (C/E)	$ 9.86	$ 6.30	$ 13.04	$ 9.47	$ 8.53	$ 9.58
All-in sustaining cost per ounce (D/E)	$ 15.50	$ 11.54	$ 18.79	$ 14.01	$ 21.16	$ 17.71
Production cost per tonne (A/F)	$ 46.99	$ 43.51	$ 62.52	$ 58.95	$ 48.21	$ 51.53
Gold by-product credits per ounce	$ (0.01)	$ (0.29)	$ (0.12)	$ (2.88)	$ (12.46)	$ (1.22)
Lead by-product credits per ounce	—	(6.66)	(5.96)	—	—	(2.95)
Zinc by-product credits per ounce	—	(3.62)	(0.22)	—	—	(0.93)
Iron by-product credits per ounce	(0.05)	—	—	—	—	(0.02)
Total by-product credits per ounce	$ (0.06)	$ (10.57)	$ (6.30)	$ (2.88)	$ (12.46)	$ (5.12)

AVERAGE REALIZED SILVER PRICE PER OUNCE

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,	
	2015	2014	2015	2014
Revenues as reported	$ 66,012	$ 72,480	$ 219,444	$ 245,473
Add back: smelting and refining charges	6,771	8,418	28,275	26,555
Gross revenues	72,783	80,898	247,719	272,028
Less: Sandstorm gold revenues	(736)	—	(736)	—
Gross revenues, excluding Sandstorm (A)	$ 72,047	$ 80,898	$ 246,983	$ 272,028
Payable equivalent silver ounces sold	4,890,237	4,961,920	15,534,860	14,551,096
Less: Payable equivalent silver ounces sold to Sandstorm	(154,196)	—	(154,196)	—
Payable equivalent silver ounces sold, excluding Sandstorm (B)	4,736,041	4,961,920	15,380,664	14,551,096
Average realized price per ounce of silver sold (A/B)	$ 15.21	$ 16.30	$ 16.06	$ 18.69
Average market price per ounce of silver per COMEX	$ 14.75	$ 16.45	$ 15.68	$ 19.04

(1) Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to fourth-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

ADJUSTED EARNINGS PER SHARE ("ADJUSTED EPS")

The Company uses the financial measure "Adjusted EPS" to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company's consolidated financial statements to adjusted net earnings and Adjusted EPS.

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,	
	2015	2014	2015	2014
Net (loss) earnings as reported	$ (102,961)	$ (64,568)	$ (108,424)	$ (61,448)
Adjustments for no-cash or unusual items:				
Impairment of mining interests and goodwill	108,421	101,950	108,421	101,950
Deferred income tax (recovery) expense	(13,586)	(27,607)	(20,028)	(27,171)
Share-based payments	766	743	4,926	7,320
Loss (gain) from fair value adjustment of prepayment facilities	3,264	(5,966)	1,202	(4,744)
Loss from investment in derivatives and marketable securities	838	84	634	690
Write-down (recovery) of mineral inventory	504	(1,419)	(525)	3,816
(Gain) loss from value added tax settlement	(270)	733	(270)	733
Write-down of AFS marketable securities	—	263	—	538
Loss on divestiture of subsidiary	—	—	—	248
Gain from First Silver litigation, net of fees	—	—	—	(14,004)
Adjusted net (loss) earnings	$ (3,024)	$ 4,213	$ (14,064)	$ 7,928
Weighted average number of shares on issue - basic	155,202,963	117,543,961	129,117,653	117,444,276
Adjusted EPS	$ (0.02)	$ 0.04	$ (0.11)	$ 0.07

CASH FLOW PER SHARE

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,	
	2015	2014	2015	2014
Operating Cash Flows before Working Capital and Taxes	$ 17,541	$ 21,087	$ 59,739	$ 74,404
Weighted average number of shares on issue - basic	155,202,963	117,543,961	129,117,653	117,444,276
Cash Flow per Share	$ 0.11	$ 0.18	$ 0.46	$ 0.63

WORKING CAPITAL

Working capital is determined based on current assets and current liabilities as reported in the Company's consolidated financial statements. The Company uses working capital as a measure of the Company's short-term financial health and operating efficiency.

	DECEMBER 31, 2015	DECEMBER 31, 2014
Current Assets	$ 104,785	$ 75,352
Less: Current Liabilities	(89,201)	(78,222)
Working Capital	$ 15,584	$ (2,870)

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

GROSS MARGIN

Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company's mine operating performance prior to non-cash depletion, depreciation and amortization in order to assess the Company's ability to generate operating cash flow.

MINE OPERATING EARNINGS

Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

OPERATING CASH FLOWS BEFORE WORKING CAPITAL AND TAXES

Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company's pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company's ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company's definitions may not be comparable to similar measures presented by other companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2015

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of its President and Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's CEO and CFO have concluded that, as of December 31, 2015, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company's internal control over financial reporting includes policies and procedures that:

- maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
- provide reasonable assurance that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's Directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The Company's management evaluated the effectiveness of our ICFR based upon the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2015, with the exception of the internal controls relating to the recently acquired SilverCrest business.

Management excluded from its assessment the internal controls, policies and procedures of SilverCrest, which the Company acquired control of on October 1, 2015. SilverCrest's total assets, net assets, total revenues and net profit/loss on a combined basis constitute approximately 19%, 1%, 12% and 1%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2015.

This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO's and CFO's certification of annual filings relates.

With the exception of the internal controls of SilverCrest Mines Inc., there has been no change in the Company's internal control over financial reporting during the year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained herein this MD&A constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan", "expect", "forecast", "project", "intend", "believe", "anticipate", "outlook" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company's Annual Information Form under the heading "Risk Factors". The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 ("NI 43-101"), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person ("QP") (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Director of Exploration, are certified QPs for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company's website at www.firstmajestic.com or on SEDAR at www.sedar.com.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND RESOURCES

This Management's Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the "Commission") and contained in Industry Guide 7 ("Industry Guide 7"). Under Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute "mineral reserves" by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management's Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

ADDITIONAL INFORMATION

Additional information on the Company, including the Company's Annual Information Form and the Company's audited consolidated financial statements for the year ended December 31, 2015, is available on SEDAR at www.sedar.com and on the Company's website at www.firstmajestic.com.

CORPORATE INFORMATION

Board of Directors and Officers

Keith Neumeyer
President, Chief Executive
Officer & Director

Salvador Garcia, B.Min. Ing.
Chief Operating Officer

Raymond Polman, CA
Chief Financial Officer

Martin Palacios, MBA, CMC
Chief Transformation Officer

Connie Lillico, BA
Corporate Secretary

Douglas Penrose, B.Comm., CPA, CA[1,3]
Chairman & Director

Ramon Davila, Ing., M.Sc. Eng.
Director

Robert McCallum, B.Sc., P.Eng. [1,2,3]
Director

Tony Pezzotti [1,2]
Director

David A. Shaw, Ph.D [2,3]
Director

1. Audit Committee
2. Compensation and Nominating Committee
3. Corporate Governance Committee

Corporate Headquarters

**#1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2**

tel: 604.688.3033
fax: 604.639.8873
toll free: 1.866.529.2807

info@firstmajestic.com
www.firstmajestic.com

Transfer Agent
**Computershare Trust
Company of Canada**
510 Burrard Street, 3rd Floor,
Vancouver, B.C. Canada V6C 3B9
tel: 604.661.9400 fax: 604.661.9401

Legal Advisors
McCullough O'Connor Irwin LLP
2600 Oceanic Plaza
1066 West Hastings Street
Vancouver, B.C. Canada V6E 3X1

Independent Auditors
Deloitte LLP
P.O. Box 49279, Four Bentall Centre
2800 – 1055 Dunsmuir Street
Vancouver, B.C. Canada V7X 1P4

Investor Relations Contact
info@firstmajestic.com
tel: 604.688.3033
toll free: 1.866.529.2807
(North America only)

Todd Anthony, MBA
Vice President of Investor Relations

Jill Arias
Vice President of Marketing

Bullion Sales
sales@firstmajestic.com

Annual General Meeting

Date
Thursday, May 26, 2016

Time
10:00 am, Terminal City Club
837 West Hastings Street
Vancouver, B.C. Canada V6C 1B6

Market Information (Trading Symbols)

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